As filed with the Securities and Exchange Commission on September 19, 2002
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SPECTRA SYSTEMS CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	8731	05-0491841
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
321 South Main Street
Suite 102
Providence, RI 02903
(401) 274-4700
(Address and telephone number of principal executive offices and principal place of business)

Dr. Nabil M. Lawandy
President and Chief Executive Officer
Spectra Systems Corporation
321 South Main Street
Suite 102
Providence, RI 02903
(401) 274-4700
(Name, Address, and Telephone Number of Agent for Service)

Copies to:

Michael A. Hickey, Esq. Kirkpatrick & Lockhart LLP 75 State Street Boston, MA 02109	Stuart M. Cable, P.C. Goodwin Procter LLP 53 State Street Boston, MA 02109

Approximate date of commencement of proposed sale to the public:
    As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee

Common Stock, par value $0.01 per share			$$60,000,000	$5,520

(1)	Includes shares of Common Stock which may be purchased by the underwriters to cover over-allotments, if any.
(2)	Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 19, 2002

PROSPECTUS

[            ] Shares

Common Stock

This is an initial public offering of shares of common stock of Spectra Systems Corporation. Prior to this offering, there has been no public market for our shares. We currently expect the initial public offering price will be between $[    ] and $[    ] per share.

We intend to apply for quotation of our common stock on the Nasdaq National Market under the symbol “SPSY.”

Our business involves significant risks. These risks are described under the caption “Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone’s investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Spectra Systems Corporation, before expenses	$	$

The underwriters may also purchase from us up to an additional [        ] shares of common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments.

The underwriters expect to deliver the shares in New York, New York on [                ], 2002.

First Albany Corporation

                            , 2002

Inside Cover Graphics

•	This inside cover of the prospectus has a main title, three subtitles, eight photos and seven captions.

      The main title is: Technology Driven Products for Marking, Tracking, Authentication and Sensing.

        Subtitle I:    Authentication and Tracking of Documents and Products

Photos (1)    Two images of the play-side of a CD, one with no markings and the second with our VeriCoat™ and MediaCoat™ technology. The images on the second CD has the Spectra Systems logo.

Caption (1)      VeriCoat™ and MediaCoat™ play-side technology provides a means for authenticating optical media products and creates new advertising opportunities.

Photo (2)      An image of US currency, which currently contains Spectra’s SpectraFluor™ materials in the security thread.

Caption (2)      Digital and physical anti-counterfeiting technologies provide high level security for documents and products.

Photo (3)    A photo of the VeriCam™ imaging data terminal.

Caption (3)      The VeriCam’s™ portability and wide range of features provide a unique solution to the difficulties of document authentication and security, particularly in field applications.

        Subtitle II:    Marking and Tracking for Challenging Applications

Photos(1)    A photo of a magazine with our Activa™ label in the process of transforming from the clear to the opaque state.

Caption (1)      The Activa™ label transitions from invisible to visible for rapid scanning of information on highly variable backgrounds and then transitions back to its initial state.

Photo (2)    A photo of a shirt with one of our LaserCode™ labels as well as a roll of LaserCode™ labels.

Caption (2)      Light-active LaserCode™ labels are used where rough surface texture and harsh environmental conditions render ordinary marking, sensing and tracking technology ineffective.

        Subtitle III:      Sensing of Product and Manufacturing Parameters

Photo (1)    A photo of a color sensing instrument.

Caption (1)      Many industries such as food, chemical and paper manufacturing depend on accurate analysis for color and other parameters to ensure quality and consistency.

Photo (2)    A photo of our FLD 100 in-line sensing instrument on a paper machine web.

Caption (2)      Incorporation of particles to produce high value security papers requires real time monitoring and detection.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our shares.

Until [            ], 2002, all dealers that effect transactions in these shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights information more fully described elsewhere in this prospectus. This summary provides an overview of selected information and does not contain all of the information that you should consider before buying shares in this offering. Before deciding to purchase shares, you should read this entire prospectus carefully, including the section of this prospectus titled “Risk Factors” as well as our consolidated financial statements and notes.

Spectra Systems Corporation

We develop and sell integrated systems that enable our customers to mark, track and authenticate products, documents and information, as well as systems that monitor the manufacturing quality of products in both industrial and high-security environments. Our systems combine consumable, engineered optical materials with software and hardware in an interdependent, or “lock and key”, relationship. We have commercialized our systems by developing new technologies as well as by enhancing existing technologies with our proprietary and patented materials to create solutions to meet our customers’ processing, authentication and manufacturing needs.

Our solutions use digital encryption signatures and authentication materials that are detected and read by our photonics-based equipment. These digital signatures are imperceptibly embedded in, and recovered from, digital images and similar content using a combination of our proprietary algorithms, software applications and portable data capture units. Our physical authentication and tracking systems use consumable materials that we engineer to exhibit specific responses, as well as more conventional optical phosphors, inks and coatings. These engineered materials are used in a number of automation applications and to mark, code and authenticate a variety of media.

Our systems address three major market needs:

•	authentication and tracking of documents and products such as currencies, passports, government licenses, digital media and luxury goods;

•	marking and tracking for challenging applications, such as flat mail and laundered garment processing, drug discovery and play-side advertising on CDs and DVDs; and

•	sensing of manufacturing variables to ensure product quality of bank notes, checks and other high security papers.

Our authentication and tracking systems use a combination of digital and physical technologies to provide security for documents and goods, to detect forgery and alteration and to provide additional covert information for tracking and distribution purposes. Our product offerings in this area include proprietary optical materials coupled with authentication and processing software and hardware. Working with security paper suppliers and producers of high-speed currency-processing machines, as well as certain central banks, we have developed a covert security feature for use in bank notes, which we are marketing to currency manufacturers worldwide. Unlike existing document and product authentication methods (which utilize digital and physical authentication techniques independently) our systems achieve a higher level of security by linking an encrypted digital signature with a machine-readable code that we physically embed in paper or other media. For example, we can uniquely associate one of our over 1,000 PolyStar™ materials with one of our covertly embedded, digitally encrypted codes to ensure the integrity of an entire document and to detect security breaches such as photo substitution.

Our marking and tracking systems, based on our optical technology platforms, perform under challenging environmental and optical conditions where existing technologies are ineffective. Like our document security applications, our marking and tracking products combine consumable materials with complementary detection hardware and decoding software that function in a “lock and key” relationship.

We have designed our current products for the industrial and sensing market to provide quality control during the manufacturing of commercial goods and high security products such as bank notes. We anticipate that we will expand our industrial sensing product offerings through our planned acquisition of Hunter Associates Laboratory, Inc., which we refer to as “HunterLab”, a Reston, Virginia-based, privately-held developer and manufacturer of spectrophotometers, colorimeters and other color-measurement devices for the textile, chemical, plastic, food and paper industries.

Pending Acquisition of HunterLab

On January 24, 2002, we signed an agreement with HunterLab to acquire substantially all of its net operating assets. Under the terms of that agreement, as amended on June 18, 2002, we will acquire substantially all of HunterLab’s net operating assets for $2.5 million in cash, $2.0 million in shares of our common stock (with the number of shares exchanged based on the initial public offering price of our shares) and the assumption of up to $1.0 million of HunterLab’s liabilities. We anticipate that we will also pay an aggregate of approximately $500,000 for retention bonuses to certain key HunterLab personnel and for certain transition and integration costs. HunterLab maintains an ISO 9001 certified manufacturing facility, which we anticipate we will use to meet certain of our manufacturing needs after that acquisition. During the twelve months ended December 31, 2001 and the six months ended June 30, 2002, HunterLab recorded revenues of approximately $13.0 million and $7.5 million, respectively. We expect that our acquisition of HunterLab will provide numerous cross-selling opportunities for our marking and tracking products and expand our existing industrial measurement capabilities and solutions. We anticipate that we will consummate that acquisition within 30 days after the closing of this offering, although we can give no assurance as to the timing of that transaction or that it will be consummated at all. Under the agreement, HunterLab may choose not to proceed with that acquisition in the event that we do not complete this offering by November 15, 2002 or consummate the acquisition by December 31, 2002. Additionally, if we are unable to complete this offering by December 24, 2002 or consummate the acquisition by December 31, 2002, we will be obligated to pay HunterLab $500,000 in cash.

Recent Milestones

Three developments that highlight our ability to provide marketable solutions to the marking, tracking, authentication and quality control marketplace and to grow our business include:

•
In May 2002, we signed an exclusive contract with De La Rue International Limited, a leading commercial security printer and paper manufacturer, to commercialize one of our products, known as FL Feature, for use in authenticating currencies other than those of the United States and Canada. Under the terms of this agreement, we will receive milestone payments upon the delivery of sensors that we will develop to meet customers’ specifications, and we will receive a royalty on sales of FL Feature, which we expect will be used in a “lock and key” fashion with those sensors. In July 2002, we met the first milestone under this agreement by successfully incorporating and detecting FL Feature in bank note paper samples manufactured by De La Rue.

•
In June 2002, we met the first milestone of an agreement with the United States Postal Service (which we refer to as the “USPS”) to accelerate the development of our Activa™ label and ink system for the high speed processing of flat mail (such as magazines, catalogues and large envelopes). We achieved this milestone by demonstrating high speed printing, activation and readout of our Activa™ prototypes on flat mail on a USPS test bed. The USPS has successfully implemented a tracking system for letter mail, which, based on information obtained from the USPS’s 2000 Comprehensive Statement and Annual Report, resulted in savings to the USPS of over $300 million annually. We believe that, once implemented, our high-speed invisible tracking technology for flat mail may result in similar benefits to the USPS.

•
On July 23, 2002, we achieved the first development milestone under an agreement that was signed in December 2001 to supply certain equipment incorporating our proprietary technologies to a major central bank. As a result of our achievement of this milestone, we were paid $7.6 million. The terms of this agreement provide that we will be paid a total of $21.6 million (including the $7.6 million that we have been paid to date) if we meet certain product delivery milestones by June 30, 2003, and that we will be paid approximately $1.5 million in annual service and maintenance fees for the nine years following a one-year warranty period. We anticipate that we will enter into an agreement with a government agency related to that central bank to sell a consumable product that will be used in a “lock and key” fashion with this equipment, although we can give no assurance as to the timing or terms of this agreement.

Corporate Information

Our executive offices are located at 321 South Main Street, Suite 102, Providence, Rhode Island 02903, and our telephone number is (401) 274-4700. Our web site may be accessed via the Internet at www.spectrasystems.com. Nothing on our website is incorporated into this prospectus.

The Offering

Common stock offered	[ ]

Common stock outstanding after this offering	[ ](1)

Offering price	[ ]

Use of proceeds
We anticipate that we will use approximately $4.0 million of the net proceeds of this offering in connection with our acquisition of the net operating assets of HunterLab, including the satisfaction of up to $1.0 million of certain debt owed by HunterLab, as well as approximately $500,000 that we expect to pay for retention bonuses to certain key HunterLab personnel and for certain transition and integration costs. We intend to use the balance of the net proceeds of this offering for additional working capital and general corporate purposes, including market expansion, product development, potential acquisitions and repayments under our revolving loan agreement with Sovereign Bank.

Proposed Nasdaq National Market Symbol	SPSY

(1)	The number of shares to be outstanding is based on shares of our common stock outstanding as of September 15, 2002, and:

•	includes 9,401,655 shares of our preferred stock, which will convert into an equal number of shares of our common stock upon the consummation of this offering;
•	excludes 2,597,955 shares subject to purchase pursuant to options outstanding as of September 15, 2002, which have a weighted average exercise price of $1.60;
•	excludes 4,466,096 shares subject to purchase pursuant to warrants outstanding as of September 15, 2002, which have a weighted average exercise price of $4.34 per share; and
•	excludes $2.0 million in shares of common stock (based on the initial public offering price) that we anticipate we will issue upon our acquisition of HunterLab.

Summary Consolidated Financial Data
(in thousands, except per share data)

The following tables summarize the financial data for our business. In August 1999, we ceased operations at our subsidiary, Millennium Textiles, Inc., to focus on our primary business. The financial results of the discontinued business are reflected in the consolidated financial statements as discontinued operations.

	Year Ended December 31,			Six Months Ended June 30,
	1999	2000	2001	2001	2002
				(unaudited)	(unaudited)
Consolidated Statement of Operations Data:
Revenues	$1,763	$1,640	$6,854	$1,805	$6,757
Gross profit	955	881	3,182	161	5,417
Total operating expenses	3,593	3,502	2,470	1,269	2,805
Income (loss) before discontinued operations	(2,548)	(2,569)	545	(1,309)	2,632
(Loss) from discontinued operations	(1,274)	—	—	—	—
Net income (loss)	$(3,822)	$(2,569)	$545	$(1,309)	$2,632
Basic net income (loss) available to common stockholders per share:
Continuing operations	$(2.95)	$(2.74)	$0.54	$(1.30)	$2.44
Discontinued operations	$(1.47)	—	—	—	—
Net income (loss) available to common stockholders	$(4.42)	$(2.74)	$0.54	$(1.30)	$2.44
Shares used in computing basic net income (loss) available to common stockholders per share	865	937	1,017	1,006	1,079
Diluted net income (loss) available to common stockholders per share:
Continuing operations	$(2.95)	$(2.74)	$0.05	$(1.30)	$0.20
Discontinued operations	$(1.47)	—	—	—	—
Net income (loss) available to common stockholders	$(4.42)	$(2.74)	$0.05	$(1.30)	$0.20
Shares used in computing diluted net income (loss) available to common stockholders per share	865	937	11,746	1,006	13,232

Unaudited pro forma basic net income available to common stockholders per share			$0.05		$0.26
Shares used in computing pro forma basic net income available to common stockholders per share(1)			10,232		10,293
Unaudited pro forma diluted net income available to common stockholders per share			$0.05		$0.20
Shares used in computing pro forma diluted net income available to common stockholders per share(1)			11,746		13,232

		As of June 30, 2002
	December 31, 2001	Actual	Pro Forma	Pro Forma As Adjusted (1)
		(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and restricted cash	$1,530	$3,281	$3,281
Working capital	6,152	8,511	8,511
Total assets	8,112	14,095	14,095
Long-term debt	580	602	602	602
Redeemable convertible preferred stock	16,447	16,447	—	—
Total stockholders’ equity (deficit)	$(10,355)	$(7,563)	$8,883

(1)
We have computed the pro forma share information included in the statement of operations data as we describe in Note 2 of the notes to our financial statements. The pro forma, as adjusted, column in the balance sheet data reflects:

•	the conversion of all of our outstanding redeemable preferred stock into common stock upon completion of this offering; and

•	our sale of [ ] shares of common stock at the estimated offering price of $[ ] per share, after deducting underwriting discounts and commissions and estimated offering expenses we will pay.

RISK FACTORS

Before you purchase shares of our common stock, you should carefully consider the following factors and cautionary statements, as well as the other information provided in this prospectus. These risks could cause our business, financial condition and results of operations to suffer. As a result, the trading price of our common stock could decline, and you could lose all or a substantial portion of the money you paid to buy our shares.

Risks Associated with Our Business

Our financial statements were prepared on the assumption that we will continue as a going concern, and our independent accountants have expressed doubt as to that assumption.

As a result of our losses from operations and our limited capital resources, our independent accountants have expressed doubt as to our ability to continue as a going concern. In the event that we are unable to raise funds from this offering, do not achieve our planned growth in revenue, or are unable to satisfy certain conditions to release $3.3 million of restricted cash, we anticipate that we would need to raise additional capital by the end of 2002. There can be no assurance that such capital would be available to us, or, if it is available to us, that it would be on terms favorable to us. Under such circumstances and in the event that we are unable to raise additional capital, we may be required to discontinue some or all of our operations, to reduce the development of some or all of our products, or to reduce our workforce, all of which would materially adversely effect our business.

We have a history of losses. Although we realized a profit for the year ended December 31, 2001 and for the six months ended June 30, 2002, we cannot assure you that we will maintain or increase our profitability.

We incurred net losses of approximately $2.8 million in each of 1997 and 1998, $3.8 million in 1999 and $2.6 million in 2000. Although we realized net income of approximately $545,000 in the year ended December 31, 2001 and $2.6 million for the six months ended June 30, 2002, we may not be able to sustain or increase our profitability. We anticipate that we will increase our research and development, sales and marketing, product development and general and administrative expenses during the remainder of 2002 and in the foreseeable future. As a result, we will need to generate substantially higher revenue than we have in the past to maintain our profitability. If our revenues grow more slowly than we anticipate, or if our operating expenses exceed our expectations, our business and operating results would be adversely affected.

In 2002, we expect to receive most of our projected revenues from sales of hardware to a single customer, a major central bank, pursuant to an agreement which is terminable at the central bank’s discretion. Any such termination would adversely affect our operating results and financial condition.

Our current agreement with that central bank may be terminated at any time in its discretion. We are also negotiating an agreement to sell consumables to a government agency related to that central bank which will be used in conjunction with this equipment. We can give no assurance, however, that we will reach an agreement with that related government agency for the sale of those consumables. If we do reach an agreement to sell consumables to that government agency, we anticipate that the agreement relating to the sale of those consumables will similarly be terminable at the governmental agency’s discretion. Any adverse change in our relationship with this customer would seriously harm our business, operating results and financial condition.

Some of our material agreements are terminable by our customers on limited notice to us.

We have entered into several contracts with certain governmental agencies that account for a significant portion of our projected revenues in the next several years. These agreements are terminable by the governmental agencies at their convenience. If any of these customers elect to terminate our agreements, we might be unable to meet our current revenue projections. Similarly, our agreement with Appleton Papers, Inc. is terminable by Appleton with 90 days’ notice to us. Although we have not yet realized material revenue under this agreement, we anticipate that we may do so in the future, and a termination of this agreement could adversely effect our ability to meet our current revenue projections.

Many of our systems are under development. If those systems become commercially available, they may fail to attract or retain customers, which would adversely affect our business.

Our success depends on our development and commercialization of innovative marking, tracking and authentication systems. We have a limited number of systems that currently generate revenues, including our FL Feature, PolyStar™, SpectraFluor™, Activa™ and LaserCode™ systems. We have not yet sold many of our other systems, and a significant portion of our future revenues are dependent on systems that are currently being developed. If we are unable to sell our available systems and system components or develop and sell those systems under development in sufficient quantities and with adequate profit margins, our business and financial condition would be adversely affected.

We depend on single or limited source suppliers for some of the key components and materials in our systems, which makes us susceptible to supply shortages or price fluctuations that could adversely affect our operating results.

We typically purchase our components and materials through purchase orders, and in general we do not enter into guaranteed supply arrangements with our suppliers. We currently purchase several key components and materials used in the manufacture of our systems from a limited number of suppliers. Any interruption or delay in the supply of any of these components or materials or the inability to obtain these components and materials from alternate sources at acceptable prices and upon acceptable terms would impair our ability to meet scheduled product deliveries to our customers and could cause customers to cancel orders, which would adversely affect our operating results. For example, we purchase VeriCam™ devices from Zebra Technologies Corporation, which is the sole manufacturer of those devices. If our relationship with Zebra Technologies were to terminate, we may not be able to find another manufacturer of a similar device that could meet our specifications and anticipated supply requirements.

If we are unable to obtain necessary licenses for third-party technologies on commercially reasonable terms, our business would be adversely affected.

We currently license technologies from third parties, and from time to time we may be required to license additional technologies. For example, we currently license certain watermarking technology from MediaSec Technologies LLC and its parent, MediaSec Technologies GmbH. We cannot assure you that necessary third-party licenses will be available to us on commercially reasonable terms, if at all. Our inability to obtain or maintain any third-party license required to sell or develop our products could require us to obtain substitute technology of lower quality or performance standards or at greater cost, which could seriously harm our business, financial condition and results of operations.

We depend on our key employees for our future success. If we fail to retain the services of any of our key employees, such a failure would prevent us from achieving our operational and financial goals.

Our success is dependent on the performance and continued service of our senior management and other key employees, such as our President and Chief Executive Officer, Dr. Nabil M. Lawandy. We have entered into employment and non-competition agreements with certain of our senior managers and key employees. There is no assurance, however, that we will succeed in retaining any of our senior managers or key employees, or that a court would enforce the non-competition provisions in our agreements with them. If these agreements could not be adequately enforced, our employees could join our competitors. The loss of the services of any of our senior management or other key employees could significantly impair our ability to achieve our operational and financial goals.

Our product sale cycles are typically long and may fluctuate, which may cause our revenues to be unpredictable and our results of operations to vary significantly from quarter to quarter.

Because many of our products are tailored to our customers’ specifications and often require integration with our customers’ existing technologies, the timing of deployment of our systems varies extensively. Depending on our customers’ specific environments, the complexity of their marking, tracking, authentication and measurement needs and the degree of hardware and software configuration needed, a customer’s decision to purchase our products may involve substantial commitments of the customer’s monetary and non-monetary resources.

A lengthy testing and product qualification process (all or a portion of which may be funded by us), will generally precede any final decision on the part of our customers to purchase our products. As a result, we generally receive purchase orders on an irregular and unpredictable basis. Long sales cycles and our expectation that customers will tend to place large orders sporadically may cause our revenue and results of operations to vary substantially and unpredictably from quarter to quarter.

We cannot guarantee that the security measures that we use in our proprietary technologies will not be circumvented by third parties, which could damage our reputation, cause us to lose revenues and subject us to liability.

The success of many of our solutions depends on the security measures incorporated in our proprietary systems. The security measures that we use may not prevent all security breaches. Security breaches of our systems and solutions would damage our reputation and could cause us to lose revenue and market share and potentially subject us to litigation and liability.

Our products may have unknown defects, which could have adverse effects on our products, customers and financial results.

Our products are technologically complex and may contain undetected defects or errors. Despite testing, defects or errors may occur in existing or new products or in connection with the implementation, customization, consulting and other technical services we provide. Defects or errors in our products could result in loss of revenues or market share, failure to achieve market acceptance, diversion of development resources, injury to our reputation, increased insurance costs and increased service and warranty costs, any of which could materially harm our business. We generally attempt to reduce the risk of losses resulting from defects and errors through insurance coverage and through warranty disclaimers and liability limitation provisions in our sales and license agreements, although our agreement to sell equipment to our largest customer, a central bank, does not include provisions limiting our liability. Even where our agreements attempt to limit our liability, those liability-limiting contractual provisions may not be enforceable in every instance. If a court were to refuse to enforce the liability-limiting provisions of our contracts, or if liabilities arise that are not contractually limited or adequately covered by insurance, our business could be adversely affected.

We may encounter difficulties managing our planned growth and anticipated increases in personnel.

We intend to expand the scope of our business. To manage our projected future growth, we must continue to improve our operational and financial structure and to expand, train, manage and retain our growing employee base. If we are unsuccessful in these efforts, our ability to expand our business may be limited. As of September 15, 2002, we had 36 employees. We expect to hire additional employees during 2002, including general managers and key technical personnel for new operations in key market segments. Approximately 85 additional employees are likely to join us as a result of our pending acquisition of HunterLab’s assets. This planned growth in the number of our employees will put significant additional responsibilities on our current management and other key employees, which could hinder our ability to maintain profitability.

Our business model is based upon establishing and maintaining successful strategic relationships. If we are unable to establish and maintain such relationships, our operating results and financial condition will be adversely affected.

Our commercial success depends on the successful implementation of our systems by third parties, such as software developers and original equipment manufacturers. Although we have entered into a number of strategic relationships, such as our long-term agreement with Crane & Co., Inc. relating to the use of our systems in conjunction with bank notes, we cannot assure you that we can continue to establish and maintain these strategic relationships. Our business model requires that we collaborate with partners that will incorporate, embed, integrate or bundle our technologies in their products. If we fail to do so, our revenues will be adversely affected and our business, operating results and financial condition may be adversely affected.

We may not consummate our acquisition of HunterLab. If we do not consummate that acquisition, our long-term growth opportunities could be materially diminished.

We signed a purchase agreement with HunterLab on January 24, 2002, and amended that agreement on June 18, 2002. We have not yet consummated that acquisition, however, and, by the terms of that agreement, we will not consummate the acquisition until after the completion of this offering. Under the agreement, HunterLab may choose not to proceed with the acquisition in the event that we do not consummate this offering by November 15, 2002 or consummate the acquisition by December 31, 2002. Additionally, if we are unable to consummate this offering by December 24, 2002 or consummate the acquisition by December 31, 2002, we will be obligated to pay HunterLab $500,000 in cash as liquidated damages. Although we do not currently anticipate that the agreement will be terminated, the termination of that agreement could limit our long-term growth opportunities in the sensing industry, which could adversely affect our stock price.

If the HunterLab acquisition is consummated, it may be difficult to integrate HunterLab’s business.

Our pending acquisition of HunterLab, if consummated, will result in the addition of new personnel and facilities, as well as new product lines in which we have no or limited prior experience. As a result, it may prove difficult to integrate HunterLab’s business. The integration process may demand more of our financial and managerial resources than we currently anticipate. The integration process may also harm our existing business relationships with our suppliers and customers. We may be unable to address many of these challenges, and the resulting disruptions may have an adverse effect on our business and financial condition.

We may pursue other strategic acquisitions, which may divert management and financial resources, dilute our existing stockholders’ ownership, and adversely affect or delay our ability to achieve our operational and financial goals.

In addition to the HunterLab transaction, we may seek strategic acquisitions of other complementary companies, products or technologies, which could divert our management resources. In connection with any such acquisitions or strategic relationships, we could issue stock that would dilute our existing stockholders’ ownership or incur debt or assume liabilities that could burden our financial resources. We cannot assure you that we will be able to successfully integrate any businesses, products, technologies or personnel that we may acquire in the future.

Risks Associated With Our Industry

We may be unable to compete effectively in our target markets and, as a result, our business may be adversely affected.

We face intense competition in the marking, tracking, authentication and sensing markets. Customers can choose from a variety of products and services, often based on different technologies, to satisfy their marking, tracking, authentication and sensing needs. Several of our competitors have well-established market shares and have substantially greater financial, managerial and technical resources than we have. We expect increased competition from both existing competitors and new market entrants. Our ability to remain competitive will depend, in part, on our ability to develop innovative technologies and introduce new solutions to meet changing customer needs and preferences. We cannot assure you that our existing or future systems will be able to compete effectively against products and services based on different technologies in our target markets or that we will be able to compete effectively in terms of price and performance. If we are unable to develop or integrate innovative technologies effectively, our business, operating results and financial condition would be adversely affected.

We may not be able to protect our intellectual property adequately. If we are unable to protect our intellectual property rights, our business would be adversely affected.

Like many businesses in our industry, we rely on a combination of patent, copyright, trademark, trade secret rights, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights.

We face risks associated with our intellectual property positions, including the potential need to engage in legal proceedings to enforce our proprietary rights, and the possibility that the validity or enforceability of our intellectual property rights may be denied. If we fail to protect our intellectual property rights and proprietary technologies adequately, if there are changes in applicable laws that are adverse to our interests, or if we become involved in litigation relating to our intellectual property rights and proprietary technologies or relating to the intellectual property rights of others, our business and financial condition would be adversely affected. As part of our confidentiality procedures, we generally enter into non-disclosure agreements with our employees, consultants and corporate partners and attempt to control access to and distribution of our technologies, documentation and other proprietary information. Despite these procedures, third parties – including our competitors – could copy or otherwise obtain and make unauthorized use of our technologies or independently develop similar technologies.

Our products may infringe the intellectual property rights of others, for which we may incur liabilities.

As more companies enter the marking, tracking, authentication and sensing markets and develop competing intellectual property rights, it is increasingly likely that claims may arise asserting that some of our products or services infringe upon other parties’ intellectual property rights. These claims could subject us to costly litigation, divert management resources and, if successful, result in the invalidation of our intellectual property rights. These claims may require us to pay damages, cease production of infringing products, terminate our use of infringing technologies or develop non-infringing technologies. We may need to obtain licenses to the intellectual property that is the subject of the alleged infringement, and we might not be able to acquire these licenses on commercially reasonable terms, if at all. Our use of infringing technologies may also result in liability that might threaten our continuing operations.

Risks Associated with this Offering

Our shares have never been publicly traded, so we cannot predict the extent to which a trading market will develop for them.

Prior to this offering, there has been no public market for our shares, and there can be no assurance that an active trading market for our shares will be sustained following this offering. The initial public offering price of our shares was determined through negotiations between us and the representatives of our underwriters and may not be indicative of the market price of our shares after this offering. Investors may not be able to resell their shares at or above the initial offering price.

Our stock price may be materially affected by market volatility.

The stock markets have experienced significant price and volume fluctuations, and the market prices of securities of technology companies have been highly volatile. These broad market fluctuations, as well as general economic, market and political conditions, may adversely affect the market price of our shares.

Our future quarterly operating results may not meet analysts’ expectations and may fluctuate significantly, which could adversely affect our stock price.

Our quarterly operating results may fluctuate significantly in the future, as a result of many factors, some of which are not within our control, including:

•	the timing of the introduction and commercialization of our new products and services;

•	the loss of, or reduction in revenue from, any significant customer;

•	lack of market acceptance of our products and services;

•	our ability to establish and maintain strategic relationships;

•	the potential costs of protecting our intellectual property rights;

•	the operating costs and capital expenditures related to the expansion of our business operations and infrastructure, including the hiring of key personnel;

•	the introduction of similar or substitute technologies by our competitors;

•	technological improvements in our industry; and

•	the timing of marketing, distribution, and strategic partner arrangements that we enter into during our efforts to commercialize our products.

Accordingly, you should not rely on quarter-to-quarter comparisons of our historical results as an indication of our future performance. If our quarterly operating results do not meet the expectations of analysts or investors, the market price of our shares will likely decline.

We may need to raise additional funds, which may not be available on acceptable terms, if at all. If adequate funds are not available on acceptable terms, our ability to develop or enhance our products and services, to bring our existing products to market, to take advantage of future opportunities and to respond to competitive pressures would be significantly limited.

We believe that our current cash resources, combined with the net proceeds from this offering, will be sufficient to meet our presently anticipated working capital and capital expenditure requirements for at least the twelve months following the date of this prospectus. We may need to raise additional funds, however, to:

•	research and develop new technologies and solutions;

•	respond to competitive pressures; or

•	acquire and integrate complementary businesses or technologies.

Our future liquidity and capital requirements will depend on numerous factors, including the success of our existing and future products and services and the effect of competing technological and market developments. We may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. Raising additional equity capital would have a dilutive effect on existing stockholders. Additional funding, if needed, may not be available on terms acceptable to us, or at all. If adequate funds are not available on acceptable terms, our ability to develop or enhance our products and services, bring our existing products to market, take advantage of future opportunities and respond to competitive pressures would be limited. Any of these limitations could harm our business, operating results and financial condition.

Additional shares of our common stock may be sold into the public market in the future, which may cause our stock price to decline.

Sales of shares of our common stock after this offering could adversely affect the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Immediately following this offering and prior to our acquisition of HunterLab, we will have [            ] shares of common stock outstanding, assuming that none of our outstanding warrants or options are exercised and the underwriters’ over-allotment option is not exercised.

We have a substantial number of outstanding warrants and options that may cause the trading price of our securities to decline, and may disrupt our ability to raise capital from other sources.

Immediately following this offering and not including the underwriters’ over-allotment option of this offering, there will be 4,466,096 shares of our common stock subject to purchase pursuant to warrants with a weighted average exercise price of $4.34 per share, and 2,597,955 shares of common stock subject to purchase pursuant to options with a weighted average exercise price of $1.60 per share. While these warrants and options are outstanding, the holders will have the opportunity to profit from an increase in the price of our shares, with a resulting dilution in the value of the interests held by our other stockholders. Our ability to obtain additional funding during the period these warrants and options are outstanding may be adversely affected and their existence may have a negative effect on the price of our securities. The holders of these warrants and options are likely to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital by a new offering of securities at a price in excess of the exercise price of the warrants and options being exercised.

Stockholders holding approximately 10,308,518 shares and holders of options and warrants to purchase 6,770,058 shares are subject to agreements that limit their ability to resell their shares, but those restrictions will lapse 180 days from the closing of this offering.

Subject to limited exceptions that permit gifts to family members and transfers to trusts for the benefit of family members, certain of our security holders cannot sell or otherwise dispose of any shares of our common stock for a period of at least 180 days after the date of this prospectus without the prior written approval of our underwriters. When these agreements expire, however, these shares (and the shares underlying certain options and warrants) will become eligible for resale. Any such resales and the possibility of such resales may have the effect of reducing our stock price.

Our management will retain broad discretion in the use of proceeds from this offering, and we cannot guarantee that management will effectively manage the application of the proceeds.

We intend to use the net proceeds from this offering in connection with our acquisition of substantially all of the net operating assets of HunterLab, to pay certain retention bonuses as well as transition and integration expenses, and for working capital and for general corporate purposes, including marketing expansion, product development potential acquisitions and repayments under our revolving loan agreement with Sovereign Bank. Accordingly, we will have significant flexibility in applying the net proceeds from this offering. The inability of our management to manage and apply these funds effectively could harm our business and financial position. Until the net proceeds of this offering are needed, we plan to invest them in short term, investment-grade, interest-bearing securities. We cannot assure you that investment of the net proceeds will yield a substantial return, if any.

Anti-takeover provisions in our charter documents could prevent or delay transactions from occurring that could be profitable to our stockholders.

Certain anti-takeover provisions of our charter documents may have the effect of discouraging a third party from making a tender offer or otherwise attempting to gain control of us, even if such a change of control may be beneficial to our stockholders. In addition, these provisions could limit the price that potential future investors might be willing to pay for our shares. Specifically:

•	We have 1,725,000 shares of undesignated preferred stock available for issuance, with rights and preferences that may be determined by our Board of Directors.

•	Our Board of Directors is divided into three classes of directors, with a separate class of directors being elected at each successive annual meeting for a term of three years.

•	Special meetings of the stockholders may be called only by our President or our Secretary, or at the discretion of our Board of Directors.

•	Vacancies on our Board of Directors may be filled by a majority of directors in office and without the approval of our stockholders.

•	Cumulative voting in the election of our directors is prohibited.

FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains forward-looking statements. These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

In some cases, you can identify forward-looking statements by terminology such as “may,” “could,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $[            ] million from the sale of the [            ] shares of common stock anticipated to be sold in this offering at an assumed initial public offering price of $[            ] per share, after deducting underwriting discounts and commissions and estimated offering expenses. If the underwriters’ over-allotment option is exercised in full, our net proceeds will be approximately $[            ] million, based on the assumed offering price of $[        ] per share.

We anticipate that we will use approximately $4.0 million of the net proceeds of this offering in connection with our acquisition of the net operating assets of HunterLab, including the satisfaction of up to $1.0 million of certain debt owed by HunterLab, as well as approximately $500,000 that we expect to pay for retention bonuses to certain key HunterLab personnel and for certain transition and integration costs. We intend to use the balance of the net proceeds of this offering for additional working capital and general corporate purposes, including market expansion, product development, potential acquisitions and repayment under our revolving loan agreement with Sovereign Bank.

Pending our use of these funds, the net proceeds from this offering will be invested in short-term, interest-bearing, investment-grade instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on any of our securities. We currently intend to retain future earnings, if any, to support the development of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future. Our Board of Directors will have discretion as to whether future dividends will be paid, after taking into account factors such as our financial condition, operating results and current and anticipated cash needs.

CAPITALIZATION

The table below sets forth our capitalization as of June 30, 2002 on an actual basis, on a pro forma basis to give effect to the conversion of all outstanding shares of our preferred stock into shares of common stock, and on a pro forma, as adjusted, basis to give effect to the receipt of the net proceeds from the sale of [            ] shares of common stock in this offering at an initial public offering price of $[            ] per share, after deducting underwriting discounts and commissions and estimated offering expenses.

	As of June 30, 2002
	(in thousands)
	Actual	Pro Forma	Pro Forma As Adjusted
Long-term liabilities	$602	$602
Redeemable Convertible Preferred Stock, par value $0.01, of which
4,167,000 shares are designated as Series A Convertible Preferred Stock; 4,167,000 shares issued and outstanding as of June 30, 2002	4,701	—
1,700,000 shares are designated as Series B Convertible Preferred Stock; 1,653,666 shares issued and outstanding as of June 30, 2002	1,588	—
1,777,778 shares are designated as Series C Convertible Preferred Stock; 1,777,778 shares issued and outstanding as of June 30, 2002	3,966	—
2,362,400 shares are designated as Series D Convertible Preferred Stock; 1,616,300 shares issued and outstanding as of June 30, 2002	6,191	—
Preferred Stock, $0.01 par value, 2,000,000 shares authorized	—	—
Common Stock	11	103
Additional paid-in-capital	2,056	18,410
Deferred stock-based compensation	(168)	(168)
Accumulated deficit	(9,462)	(9,462)

Total stockholders’ equity (deficit)	(7,563)	8,883

Total capitalization	$9,485	$9,485

Also as of June 30, 2002, we had the following shares of common stock subject to issuance:

•	4,166,096 shares issuable upon exercise of outstanding warrants;

•	2,442,755 shares subject to purchase pursuant to outstanding options; and

•	1,450,900 shares available for issuance and option grants under our 2002 Stock Plan.

The actual, pro forma and pro forma, as adjusted, information set forth above is unaudited and should be read in conjunction with our financial statements and the notes to those financial statements appearing at the end of this prospectus.

DILUTION

Our pro forma net tangible book value at June 30, 2002 was $8,883,379, or  $0.86  per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the pro forma number of shares of common stock outstanding as of June 30, 2002, after giving effect to the conversion of all outstanding shares of our Series A, Series B, Series C and Series D convertible preferred stock into 9,214,744 shares of common stock.

Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to our sale of              shares of common stock in this offering at an assumed initial public offering price of $         per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted pro forma net tangible book value at June 30, 2002 would have been $            , or $        per share. This amount represents an immediate increase in pro forma net tangible book value to our existing stockholders of $         per share and an immediate dilution to new investors of $         per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share
Pro forma net tangible book value per share as of June 30, 2002	$0.86
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma, as adjusted, net tangible book value per share after this offering

Dilution per share to new investors		$

If the underwriters exercise their over-allotment option in full, our adjusted pro forma net tangible book value at June 30, 2002 would have been $                , or $         per share, representing an immediate increase in pro forma net tangible book value to our existing stockholders of $         per share and an immediate dilution to new investors of $         per share.

The following table summarizes, on a pro forma basis as of June 30, 2002, the number of shares of common stock purchased, the total consideration paid and the average price per share paid by the existing stockholders and the new investors purchasing shares of common stock in this offering. The information presented is based upon an assumed initial public offering price of $[        ] per share, before deducting underwriting discounts and commissions, and estimated offering expenses of this offering:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders	10,265,563		18,806,919			$1.83
New investors

Total					$

The information presented with respect to existing stockholders includes shares of preferred stock that will automatically convert into an equal number of shares of common stock upon the closing of this offering. The above information is as of June 30, 2002 and excludes:

•	4,166,096 shares issuable upon the exercise of warrants outstanding as of June 30, 2002;

•	2,442,755 shares subject to purchase pursuant to options outstanding as of June 30, 2002; and

•	1,450,900 shares available for issuance and option grants under our 2002 Stock Plan as of June 30, 2002.

Giving effect to the full vesting of all options and warrants outstanding as of the date of this prospectus, the pro forma, as adjusted, net tangible book value per share after this offering as of June 30, 2002 would be $[            ], the dilution per share to the new investors would be $[            ], and the consideration paid by the existing shareholders and the new investors would represent [            ]% and [            ]%, respectively. If holders of outstanding options exercise these options, or if we grant additional options with low exercise prices in the future, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus. We derived the consolidated statement of operations data for the years ended December 31, 1999, 2000 and 2001, and the consolidated balance sheet data as of December 31, 2000 and 2001, from our financial statements audited by PricewaterhouseCoopers LLP, which appear elsewhere in this prospectus.

The consolidated statement of operations data for the six months ended June 30, 2001 and 2002, and the consolidated balance sheet data as of June 30, 2002, have been derived from unaudited financial statements included elsewhere in this prospectus and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of our financial condition and results of operations for such periods.

We derived the consolidated statement of operations data for the years ended December 31, 1997 and 1998 and the consolidated balance sheet data as of December 31, 1997, 1998 and 1999 from our financial statements audited by PricewaterhouseCoopers LLP, which do not appear in this prospectus.

	Year ended December 31,					Six months ended
	1997	1998	1999	2000	2001	June 30, 2001	June 30, 2002
	(in thousands, except share data)
Consolidated Statement of Operations Data:						(unaudited)
Revenues:
Product	$61	$214	$1,412	$1,640	$6,290	$1,528	$6,471
Service	411	548	351	—	564	277	286
License	146	200	—	—	—	—	—

Total revenues	618	962	1,763	1,640	6,854	1,805	6,757
Cost of revenues:
Product	558	135	341	759	3,176	1,256	1,109
Service	325	549	467	—	496	388	231

Total cost of revenues	883	684	808	759	3,672	1,644	1,340
Gross profit (loss)	(265)	278	955	881	3,182	161	5,417
Operating expenses:
Research and development	1,353	1,195	1,941	1,345	1,310	645	1,106
Selling, general and administrative	1,278	946	1,652	2,157	1,160	624	1,699

Total operating expenses	2,631	2,141	3,593	3,502	2,470	1,269	2,805
Income (loss) from operations	(2,896)	(1,863)	(2,638)	(2,621)	712	(1,108)	2,612
Other income, net	82	180	90	52	72	27	24
Management fee income, net	—	—	—	—	11	22	(4)
(Loss) in unconsolidated affiliate	—	—	—	—	(250)	(250)	—

Income (loss) before discontinued operations	(2,814)	(1,683)	(2,548)	(2,569)	545	(1,309)	2,632
Discontinued operations:
(Loss) from operations of Millennium Textiles	—	(1,128)	(507)	—	—	—	—
(Loss) on disposal of Millennium Textiles	—	—	(767)	—	—	—	—

Net (loss) from discontinued operations	—	(1,128)	(1,274)	—	—	—	—

Net income (loss)	$(2,814)	$(2,811)	$(3,822)	$(2,569)	$545	$(1,309)	$2,632

Basic net income (loss) available to common stockholders per share:
Continuing operations	$(3.43)	$(1.97)	$(2.95)	$(2.74)	$0.54	$(1.30)	$2.44
Discontinued operations	—	(1.32)	(1.47)	—	—	—	—

Net income (loss) available to common stockholders	$(3.43)	$(3.29)	$(4.42)	$(2.74)	$0.54	$(1.30)	$2.44
Diluted net income (loss) available to common stockholders per share:
Continuing operations	$(3.43)	$(1.97)	$(2.95)	$(2.74)	$0.05	$(1.30)	$0.20
Discontinued operations	—	(1.32)	(1.47)	—	—	—	—

Net income (loss) available to common stockholders	$(3.43)	$(3.29)	$(4.42)	$(2.74)	$0.05	$(1.30)	$0.20
Unaudited pro forma basic net income per share					0.05		0.26
Unaudited pro forma diluted net income per share					$0.05		$0.20

	December 31,
	1997	1998	1999	2000	2001	June 30, 2002
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and restricted cash	$5,421	$1,968	$587	$1,229	$1,530	$3,281
Working capital	5,422	2,934	816	1,639	6,152	8,511
Total assets	7,371	5,782	2,960	2,895	8,112	14,095
Long-term liabilities	—	160	378	366	580	602
Redeemable convertible preferred stock	10,411	10,629	11,405	14,125	16,447	16,447
Total stockholders’ equity (deficit)	$(3,427)	$(6,238)	$(10,057)	$(12,437)	$(10,355)	$(7,563)

MANAGEMENT’S DISCUSSION AND  ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements and related notes included in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in those forward-looking statements as a result of factors described within this prospectus. We refer you also to the section of this prospectus titled “Forward Looking Statements” on page 12 of this prospectus.

Overview

We develop and sell integrated systems that enable our customers to mark, track and authenticate products, documents and information, as well as systems that monitor the manufacturing quality of products in both industrial and high-security environments. Our systems combine consumable, engineered optical materials with software and hardware in an interdependent, or “lock and key”, relationship. We have commercialized our systems by creating new technologies as well as by enhancing existing technologies with our proprietary and patented materials to create solutions to meet our customers’ processing, authentication and manufacturing needs. Our systems address three major market needs:

•	authentication and tracking of documents and products such as currencies, passports, government licenses, digital media and luxury goods;

•	marking and tracking for challenging applications, such as flat mail and laundered garment processing, drug discovery, and play-side advertising on CDs and DVDs; and

•	sensing of manufacturing variables to ensure product quality of bank notes, checks and other high-security papers.

From our inception in 1996 through most of 1999, we were focused primarily on product development and on forging strategic partnerships to accelerate the adoption of our products, particularly products for the currency authentication market. From early 2000 to the present, we have focused on leveraging the commercialization of our currency authentication system to expand our business into other markets. In December 2001, we signed a contract to supply equipment incorporating our technology to a major central bank. The terms of this agreement provide that we will be paid approximately $21.6 million if we complete delivery of this equipment by June 30, 2003, and that we will be paid approximately $1.5 million annually for service and maintenance for the nine years following the end of a one year warranty period. Revenues from the products and services provided to this customer accounted for 66% of our revenues in 2001 and are expected to be a significant portion of our revenues in the near-term. The central bank has the right to terminate this agreement at its discretion, and therefore we can give no assurance that we will realize these projected revenues. We currently anticipate that we will enter into an agreement with a government agency related to that central bank to sell a consumable product used in a “lock and key” fashion with this equipment, although we can give no assurance as to the timing or terms of that agreement.

We generated profit of $2.6 million for the six months ended June 30, 2002 and $545,000 for the year ended December 31, 2001. Prior to 2001, we incurred significant net losses since inception. We incurred net losses of approximately $3.8 million in 1999 and $2.6 million in 2000. The accumulated deficit as of June 30, 2002 was approximately $9.5 million. We anticipate that we will increase our sales and marketing, product development and general and administrative expenses during 2002 and for the foreseeable future. To sustain profitable operations, we will need to generate significantly more revenues than we have in prior years. If our revenues increase more slowly than we anticipate, or if our operating expenses exceed our expectations, our operating results will be harmed.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to long-term contracts, intangible assets, investments in affiliates and income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant estimates and judgments used in the preparation of our consolidated financial statements.

Revenues.    Revenues related to sales of consumable products are generally recognized upon shipment, provided that there is evidence of an arrangement, the risk of loss has passed to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. Revenues under long-term prototype development contracts and fixed price research and development contracts are recorded under the percentage of completion method. Changes in job performance, job conditions and estimated profitability, including those arising from final contract settlements, may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Since many contracts extend over a long period of time, revisions in cost and funding estimates during the progress of work have the effect of adjusting earnings applicable to performance in prior periods in the current period. When our current contract estimate indicates a loss, provision is made for the total anticipated loss in the current period. Revenues related to services provided for a specified period are generally recognized over the period of performance, provided that there is evidence of an arrangement, the sales price is fixed or determinable and collectibility is reasonably assured. Revenues under multiple element arrangements are recognized once there is evidence of an arrangement and all elements of the contract are completed, unless the following criteria have been met (in which case the revenues for each element will be recognized independently, in accordance with our policy):

•	the element subject to immediate delivery has been delivered;

•	the undelivered elements are not essential to the delivered element;

•	the fee for the delivered element is not subject to forfeiture, refund or concession based on non-performance or non-delivery of the undelivered element; and

•	the fair value of the undelivered element is determined based upon the price charged by us or the price charged by competitors when similar services or products are sold separately.

Estimates.    We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we consider future taxable income and tax planning strategies in assessing the need for the valuation allowance, if we were to determine that we would be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax asset would decrease income in the period such determination was made.

Investments in Subsidiaries.    We account for our investment in our formerly majority-held subsidiary, SpectraDisc Corporation, under the equity method of accounting. Although we own less than 10% of its outstanding capital stock, we have influence over its daily operations because three of our directors are also members of SpectraDisc Corporation’s five-member Board of Directors. In accordance with the equity method of accounting, we record our proportionate share of SpectraDisc’s net income or loss. Our future operating results could fluctuate based upon the results of SpectraDisc’s operations.

Description of Line Items.    The following is a description of certain line items from our statement of operations:

•
Our product cost of revenues includes the labor, material and related overhead allocation costs of designing and manufacturing our products and costs associated with quality control, acceptance testing and other contractual obligations.

•	Our service cost of revenues includes labor, materials and related overhead allocations.

•
Our gross profit is dependent upon the mix of our hardware, software, consumable products and services. Our consumable products are expected to generate higher margins than the other components of our integrated systems and services.

•
Research and development expenses consist primarily of salaries and related personnel costs, test and prototype expenses related to the initial design of our hardware and consumable products, laboratory equipment and facilities costs. All costs related to product development, including both hardware and consumable materials development, are recorded in the period in which they are incurred.

•
Selling expenses consist primarily of salaries and related personnel costs, collateral marketing materials, trade show expenses, outside laboratory field trial costs, other marketing programs and events and travel expenses.

•	General and administrative expenses consist primarily of salaries and related personnel costs, information systems support, recruitment expenses and facilities costs.

Pending Acquisition

On January 24, 2002, we signed a purchase agreement with Hunter Associates Laboratory, Inc., which we refer to as “HunterLab”, which was amended on June 18, 2002. Pursuant to this agreement, we will acquire substantially all of HunterLab’s net operating assets in exchange for $2.5 million in cash, $2.0 million in common stock (with the number of shares exchanged based on the initial public offering price), and the assumption of up to $1.0 million in certain liabilities. We anticipate that we will also pay approximately $500,000 for retention bonuses and for other transaction costs associated with this transaction. HunterLab is a privately-held developer and manufacturer of spectrophotometers, colorimeters and other color-measurement devices for the textile, chemical, plastic, food and paper industries. In the twelve months ended December 31, 2001 and the six months ended June 30, 2002, HunterLab generated revenues of $13.0 million and $7.5 million, and generated net income (loss) of ($393,000) and $920,000, respectively.

Results of Operations

Six months ended June 30, 2002 compared to six months ended June 30, 2001

Revenues.    Our total revenues were $6.8 million for the six months ended June 30, 2002, compared to $1.8 million for the six months ended June 30, 2001, an increase of 274%. Our product revenues were $6.5 million for the six months ended June 30, 2002, compared to $1.5 million for the six months ended June 30, 2001, an increase of 323%. This increase was attributable to a $4.6 million increase from sales to a major central bank and a related government agency, a $200,000 increase in phosphor sales and a $100,000 increase from sales to the USPS. Our service revenues were $287,000 for the six months ended June 30, 2002, compared to $277,000 for the six months ended June 30, 2001, an increase of 3%.

Cost of Revenues.    Our total cost of revenues was $1.3 million for the six months ended June 30, 2002, compared to $1.6 million for the six months ended June 30, 2001, a decrease of 19%. Our product cost of revenues was $1.1 million for the six months ended June 30, 2002, compared to $1.3 million for the six months ended June 30, 2001, a decrease of 12%. This decrease was attributable to a $275,000 reduction of material costs and a decrease of $185,000 in the allocation of additional overhead from product contracts offset by $253,000 of increased engineering expenses associated with revenues generated from contracts with a major central bank and a related government agency. Lower material costs were attributable to increased efficiencies resulting from our transition to a production phase. Our service cost of revenues was $232,000 for the six months ended June 30, 2002, compared to $389,000 for the six months ended June 30, 2001, a decrease of 40%. This decrease was attributable to lower material and equipment expenses related to our research services agreement with SpectraDisc Corporation.

Gross Profit.    Our gross profit was $5.4 million for the six months ended June 30, 2002, compared to $161,000 for the six months ended June 30, 2001, an increase of 3,275%. Our gross margin was 80% of our total revenues for the six months ended June 30, 2002 compared to 9% of our total revenues for the six months ended June 30, 2001. The increase in gross margin was attributable to higher margin revenues from our contract with a major central bank, compared to revenues from development contracts in the prior year. During the remainder of fiscal year 2002, we anticipate reduced gross margins as we transition to the production phase of our contract with a major central bank.

Research and Development.    Our research and development expenses were $1.1 million for the six months ended June 30, 2002, compared to $645,000 for the six months ended June 30, 2001, an increase of 72%. This increase relates primarily to an increase of $327,000 in expenses relating to the development of our Activa™ product, as well as a $280,000 increase in salaries and benefits for our research and development staff and consultants. This increase was partially offset by a reduction of $100,000 in expenses for the development of VeriCam™, and a $100,000 decrease in the amortization of intangibles. We expect that research and development expenses will increase in the future, as we intend to hire additional personnel, purchase additional equipment and expand our laboratory space to enhance our existing products and to develop new technologies.

Selling, General and Administrative.     Our selling, general and administrative expenses were $1.7 million for the six months ended June 30, 2002, compared to $624,000 for the six months ended June 30, 2001, an increase of 172%. This increase resulted primarily from a $300,000 increase in payroll and related benefits due to additional staffing, a $200,000 increase in legal fees, and a $100,000 increase in insurance fees. We anticipate that our selling, general and administrative costs will increase significantly in the future, as we intend to expand our sales and marketing operations and workforce to increase market awareness and acceptance of our systems.

Other Income, Net.    Our other income, net was $24,000 for the six months ended June 30, 2002, compared to $27,000 for the six months ended June 30, 2001, a decrease of 12%. This decrease was attributable to greater interest expense associated with additional capital leases.

Year ended December 31, 2001 compared to year ended December 31, 2000

Revenues.    Our total revenues were $6.9 million in 2001, compared to $1.6 million in 2000, an increase of 318%. Our product revenues were $6.3 million in 2001, compared to $1.6 million in 2000, an increase of 284%. This increase was attributable to an increase of $5.1 million in sales to a major central bank and a related government agency, offset by a reduction of approximately $500,000 in sales of our phosphor products due to increased purchasing by a certain customer in the prior year in connection with Y2K contingency planning. Our service revenues in 2001 were $564,000, compared to no service revenue in 2000. The increase in service revenues is attributable to our research and development services agreement with SpectraDisc.

Cost of Revenues.    Our total cost of revenues was $3.7 million in 2001, compared to $758,000 in 2000, an increase of 384%. Our product cost of revenues was $3.2 million in 2001, compared to $758,000 in 2000, an increase of 319%. This increase is primarily attributable to a $2.5 million increase in costs associated with revenues generated from contracts with a major central bank and a related government agency, offset by a decrease in costs associated with revenues from phosphor sales. Our service cost of revenues was $497,000 in 2001, compared to no service cost of revenues in 2000.

Gross Profit.    Our gross profit was $3.2 million in 2001, compared to $881,000 in 2000, an increase of 261%. Our gross margin was 46% of our total revenues in 2001, compared to 54% of our total revenues in 2000. The decrease in gross profit percentage reflects a shift in business from sales of higher margin consumable materials to sales of lower margin integrated systems.

Research and Development.    Our research and development expenses were $1.3 million in both 2001 and 2000.

Selling, General and Administrative.    Our selling, general and administrative expenses were $1.2 million in 2001, compared to $2.2 million in 2000, a decrease of 46%. The decrease results from the allocation of additional overhead to cost of product revenues as a result of an increase in the number of product contracts.

Other Income, Net.    Our other income, net was $72,000 in 2001 compared to $52,000 in 2000, an increase of 40%. This increase was attributable to income received from consulting services provided by us.

Year ended December 31, 2000 compared to year ended December 31, 1999

Revenues.    Our total revenues were $1.6 million in 2000, compared to $1.8 million in 1999, a decrease of 7%. Our product revenues were $1.6 million in 2000, compared to $1.4 million in 1999, an increase of 16%. This increase is attributable to a $300,000 increase in revenues from the sale of certain equipment to a major central bank offset by a $100,000 decrease in phosphor sales. We had no service revenues in 2000, compared to $351,000 in 1999 that was attributable to research and development services provided to a government agency related to a major central bank.

Cost of Revenues.    Our total cost of revenues was $758,000 in 2000, compared to $807,000 in 1999, a decrease of 6%. Our product cost of revenues was $758,000 in 2000, compared to $340,000 in 1999, an increase of 123%. This increase was due to an additional $400,000 in costs associated with the sale of certain equipment to a major central bank. We had no service cost of revenues in 2000, compared to $467,000 in service cost of revenues in 1999. This decrease was due to the completion of certain research and development services provided to a government agency related to a major central bank.

Gross Profit.    Our gross profit was $881,000 in 2000, compared to $955,000 in 1999, a decrease of 8%. Our gross margin in 2000 was 54% of our total revenues in 2000, compared to 54% of our total revenues in 1999.

Research and Development.    Our research and development expenses were $1.3 million in 2000, compared to $1.9 million in 1999, a decrease of 31%. This decrease can be attributed to approximately $400,000 of nonrecurring research and development expenses incurred in 1999 in connection with the completion of development of our VeriCam™ product.

Selling, General and Administrative.    Our selling, general and administrative expenses were $2.2 million in 2000, compared to $1.7 million in 1999, an increase of 31%. This increase was attributable to a $200,000 increase in payroll and related benefits, a $100,000 increase in patent costs and a $100,000 increase in consulting fees.

Other Income, Net.    Our other income, net was $52,000 in 2000 compared to $90,000 in 1999, a decrease of 42%. This decrease was attributable to lower interest income.

Stock Compensation Expense

We have recorded deferred stock-based compensation of $98,000 related to grants of stock options to  employees. This amount represents the difference between the exercise price of these stock option grants and the amount subsequently determined to be the fair market value of the underlying stock for financial reporting purposes at the time of grant. In addition, we have recorded deferred stock-based compensation of $109,000 related to the modification of the exercise price of 75,000 employee option grants. This amount represents the difference between the new exercise price and the amount subsequently determined to be the fair market value of the underlying stock for financial reporting purposes at the date of the modification. Of these amounts, we amortized $1,000 and $37,000, respectively, for the year ended December 31, 2001 and the six months ended

June 30, 2002. The total amount of stock-based compensation remaining to be amortized over the vesting period of the options (generally four years or less) is $168,000. Additionally, we have recorded stock-based compensation related to grants of stock options to non-employees of $7,000 and $72,000, respectively, for the year ended December 31, 2001 and the six months ended June 30, 2002. This amount represents the fair value of the stock option grants based upon the Black-Scholes option valuation model. Changes in the estimated fair value of the non-employee option grants will be recognized as compensation expense during the applicable vesting periods.

Liquidity and Capital Resources

Since inception, we have financed our operations primarily through the private placement of our preferred stock. As of December 31, 2001, we raised approximately $16.7 million through the sales of our preferred stock.

In June 2002, we entered into a line of credit arrangement with Sovereign Bank that, as amended, permits us to borrow up to $3.5 million. As of September 18, 2002, we had $1.5 million outstanding under this facility. In connection with this line of credit, Sovereign Bank has a lien on all of our assets as collateral for repayment of the line of credit.

As of June 30, 2002, we had cash and cash equivalents and restricted cash of $3.3 million as compared to $1.5 million as of December 31, 2001. Our working capital at December 31, 2001 was $6.2 million.

From July 15 through September 18, 2002, we raised approximately $957,000, net of issuance costs, from sales of our Series E Redeemable Convertible Preferred Stock.

Our operating activities resulted in net cash inflows of $340,000 and net cash outflows of $402,000 for the six months ended June 30, 2002 and June 30, 2001, respectively. The $742,000 increase in operating net cash inflow was due to an increase in net operating income. Our operating activities resulted in net cash outflows of $2.4 million and $1.7 million for the years ended December 31, 2001 and 2000, respectively. This $719,000 increase in operating net cash outflow resulted from costs associated with the pending acquisition and the initial public offering. Operating activities resulted in net cash outflows of $2.2 million in 1999. The $474,000 decrease in operating cash outflows from 1999 to 2000 was attributable primarily to a decrease in the net loss.

Investing activities used cash of $525,000 and $198,000 for the six months ended June 30, 2002 and June 30, 2001, respectively. Net cash used in investing activities for the period ended June 30, 2002 was due primarily to the purchase and implementation of a company-wide accounting, inventory management and job-cost control system for $245,000. Investing activities used cash of $372,000 and $38,000 for the years ended December 31, 2001 and 2000, respectively. This $334,000 increase in cash used in investing activities is related to the acquisition of property and equipment. Investing activities used cash of $426,000 in 1999. This decrease was due to the reduction of capital expenditures in connection with cost control efforts. We anticipate that we will experience an increase in our capital expenditures consistent with our anticipated growth of operations, infrastructure and personnel.

Financing activities used cash of $1.3 million for the six months ended June 30, 2002 and provided net cash of $1.3 million for the six months ended June 30, 2001. The increase in cash used for financing was primarily attributable to the pledge of $3.3 million of our cash, which was restricted to secure our obligations under a certain contract. Financing activities provided net cash of $3.1 million, $2.4 million and $1.2 million for the years ended December 31, 2001, 2000 and 1999, respectively. Net cash provided by financing activities in each of these periods was related primarily to the sale of shares of our preferred stock in 2001, 2000 and 1999.

We have financed certain office equipment acquisitions under long-term capital leases that expire during the next eleven months. As of June 30, 2002, we had an outstanding balance of $68,000 of capital lease obligations. Other significant commitments consist of obligations under non-cancelable operating leases which totaled $450,000 as of December 31, 2001 and are payable in monthly installments through 2006.

The financial statements included in this prospectus have been prepared assuming that we will continue as a going concern, and reflect an expectation of continuity of operations, realization of assets and the satisfaction of liabilities and commitments in the normal course of business. We have incurred an accumulated deficit of approximately $9.5 million through June 30, 2002 and used approximately $1.5 million of cash during the six months ended June 30, 2002. The cash required to fund our planned operations for the next twelve months exceeds our cash anticipated to be generated from our planned operations. We are seeking additional financing through this offering as well as attempting to satisfy certain conditions to release $3.3 million of restricted cash. In the event that our operations are not profitable or do not generate sufficient cash to fund our business, or if we fail to consummate this offering, we will need to substantially reduce our level of operations. The occurrence of these events would raise substantial doubts about our ability to continue as a going concern. The financial statements included in this prospectus do not include any adjustments that might result from the outcome of this uncertainty.

Our management estimates that, if the offering is completed, the proceeds from this offering will be sufficient to permit us to continue our operations for at least twelve months from the date of this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

We develop products in the United States and sell them worldwide. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Currently, we do not engage in hedging transactions to reduce our exposure to changes in currency exchange rates, although we may do so in the future.

Our exposure to market risk for changes in interest rates relates primarily to the increase or decrease in the amount of interest income we can earn on our investment portfolio and on the increase or decrease in the amount of any interest expense we must pay with respect to any outstanding debt instruments. The risk associated with fluctuating interest expense is limited, however, to the exposure related to those debt instruments and credit facilities that are tied to market rates. We do not plan to use derivative financial instruments in our investment portfolio. We plan to ensure the safety and preservation of invested principal funds by limiting default risks, market risk and investment risk. We plan to mitigate default risk by investing in low risk securities.

Recent Accounting Pronouncements

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. This statement provides guidance on the accounting for the impairment or disposal of long-lived assets. The objectives of this statement are to address significant issues relating to the implementation of SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and to develop a single model (based on the framework established in SFAS No. 121) for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS No. 144 was adopted by us, as required, in fiscal year 2002. This accounting pronouncement could have a significant impact on our financial position or results of operations, should there be future asset impairments or disposals.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. EITF 94-3 allowed for an exit cost liability to be recognized at the date of an entity’s commitment to an exit plan. SFAS 146 also requires that liabilities recorded in connection with exit plans be initially measured at fair value. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early adoption encouraged.

BUSINESS

Overview

We develop and sell integrated systems that enable our customers to mark, track and authenticate products, documents and information, as well as systems that monitor the manufacturing quality of products in both industrial and high-security environments. Our systems combine consumable, engineered optical materials with software and hardware in an interdependent, or “lock and key”, relationship. We have commercialized our systems by creating new technologies as well as by enhancing existing technologies with our proprietary and patented materials to create solutions to meet our customers’ processing, authentication and manufacturing needs.

Our solutions use digital encryption signatures and authentication materials that are detected and read by our photonics-based equipment. These digital signatures are imperceptibly embedded in and recovered from digital images and similar content using a combination of our proprietary algorithms, software applications and portable data capture units. Our physical authentication and tracking systems use consumable materials that we engineer to exhibit specific responses, as well as more conventional optical phosphors, inks and coatings. These engineered materials are used in a number of automation applications and to mark and code and authenticate a variety of media.

Our systems address three major market needs:

•	authentication and tracking of documents and products such as currencies, passports, government licenses, digital media and luxury goods;

•	marking and tracking for challenging applications, such as flat mail and laundered garment processing and drug discovery, as well as play-side advertising on CDs and DVDs; and

•	sensing of manufacturing variables to ensure product quality of bank notes, checks and other high security papers.

We plan to expand our sensing capabilities through our anticipated acquisition of the assets of Hunter Associates Laboratory, Inc., which we refer to as “HunterLab”, although we cannot guarantee that this acquisition will be consummated. HunterLab designs a range of scalable color information systems that incorporate optimized optical designs and sample handling components for evaluating liquid, solid and granular materials. HunterLab’s products are currently used in the chemicals, food, textiles, coatings, plastics, building products and paper industries. We plan to use HunterLab’s expertise in optical instruments and its ISO 9001 facility to manufacture certain of our “lock and key” hardware systems as well as to expand our capabilities to address other sensing applications.

Industry Background

The marking, tracking, authentication and sensing industries develop, manufacture and sell products that improve security, operational efficiency and product quality.

Authentication of Documents and Products.    Advancements in computers, scanners and copiers have made counterfeiting and piracy of currency and products far easier than in the past. Consequently, currency and product counterfeiting, as well as unauthorized sales of branded software and luxury items, have created a demand for sophisticated authentication technologies. Government-issued documents and financial instruments, as well as high value software, are two examples of frequent targets of counterfeiting. According to the United States Secret Service, the value of counterfeit currency in circulation increased by 18% from 2000 to 2001. Similarly, the Business Software Alliance, in its 2001 Global Software Piracy Report, stated that counterfeit software valued at over $11 billion was produced in 2001. In the combined luxury and brand-name goods marketplace, worldwide losses due to product diversion and counterfeiting exceed $700 billion annually, according to Pira International, a packaging, paper, printing and publishing consultant.

Advanced Marking and Tracking Solutions.    Marking and tracking solutions for demanding industrial processing applications have the potential to increase productivity and realize cost efficiencies by automating identification and routing functions as well as reducing the time required to complete complex sorting of goods and information. For example, according to the United States Postal Service’s (the “USPS”) 2000 Comprehensive Statement and Annual Report, manual sorting is approximately ten times more costly than automatic processing of mail. Based on information included in the USPS 2002 Transformation Plan, incorporating an internal tracking code into the automated processing of the approximately 50 billion pieces per year of flat mail (which consists of all mail processed by the USPS, excluding standard size letters and parcels) could save approximately 16 million labor hours, once such sorting efficiencies are fully realized. Based on the average hourly cost per USPS worker of approximately $30 (as set forth in the USPS’s 2001 Comprehensive Statement and Annual Report), we estimate the potential savings to the USPS of automated marking and tracking of flat mail using an internal tracking code would be approximately $480 million annually.

Quality and Process Control.     The sensing industry plays a central role in assuring quality control and high yields in the manufacture of a number of products, such as security papers, textiles, specialty chemicals, pharmaceuticals, CDs and DVDs. For example, according to TapeDisc Business, a publication of Media Manufacturing Marketplace, DVD manufacturing cycle times have improved from 5 seconds to 3.5 seconds and manufacturing yields have increased 95% because of the implementation of sophisticated sensing systems.

Existing Technologies.    Current marking, tracking and authentication solutions, as well as sensing systems, are based on a variety of technologies that do not address many customer requirements and offer limited use in existing and potential market applications. For example:

•
Linear bar codes are the current industry standard for automated identification. A linear bar code is a contrast-based system of symbols representing data as a series of bars and spaces, each with specified widths. The primary strengths of linear bar codes are their widespread acceptance among manufacturers and their ease of use, both in the creation of labels and in data capture. A significant limitation of printed bar codes is the required contrast between a bar code and its background. Many environmental conditions, including roughness, color, pattern and background reflection interfere with the detection and deciphering of bar codes. Printed bar codes are also susceptible to damage or removal from products and documents.

•
Two-dimensional bar codes are contrast-based systems that resemble rows of linear bar codes placed in a stacked or matrix pattern. Two-dimensional bar codes are read with scanners and allow 50 to 100 times the data of linear bar codes to be presented in an equivalent area. However, two-dimensional bar codes are subject to the same contrast and durability limitations as linear bar codes, and their utility is similarly limited in challenging environments.

•
Radio frequency identification tags are often used in automated data collection, identification and authentication applications where line-of-sight capture of information is not feasible. These devices consist of electronic storage and transmission components that emit specific signals to relay coded information. They are well suited for close proximity applications such as electronic toll payment. However, in many margin-sensitive or environmentally harsh applications, their cost, size and fragile nature often impair their use.

•
Machine vision and measurement systems use a variety of on-line and off-line imaging, sensing, software and robotic components and methodologies to track parts and processes in manufacturing. Examples include the placement of parts and markings, as well as the inspection of various product characteristics to ensure the quality of manufactured goods. Limitations of certain machine vision and sensing systems include their size, cost and requirements for specific illumination conditions.

•
Digital watermarking technology is used to ensure security, authenticity and proof of ownership of documents and products by embedding an imperceptible code or symbol into a photograph, image or document. Watermarks are imperceptible in hard-copy images, but can be read using appropriate imaging systems and detection software. Although highly effective in many purely digital security applications, digital watermarking alone cannot ensure the authenticity of a physical document.

Our Solutions

Our solutions are designed to address current and future customer requirements for marking, tracking, authentication and sensing in certain applications that are beyond the scope or capabilities of conventional technologies. Our systems are based on robust, flexible, engineered, optical materials that create high levels of security in document and product authentication and tracking, function in a variety of challenging applications or enhance manufacturing and distribution efficiencies through industrial sensing. We have focused our solutions on the following markets:

Authentication and Tracking of Documents and Products.    Our processing and authentication systems use a combination of digital and physical security technologies to provide security for documents and goods, detect forgery and alteration and provide additional covert information for tracking and distribution purposes. Our product offerings in this area include proprietary optical materials coupled with authentication and processing software and hardware. Working with security paper suppliers and producers of high-speed currency-processing machines, as well as certain central banks, we have developed a high-level, covert security feature for use in bank notes, which we are currently marketing to currency manufacturers worldwide. We have also developed a number of proprietary optical authentication materials and coatings to authenticate high-value products such as textiles, pharmaceuticals and software media.

Unlike existing document and product authentication methods, which simply include digital and physical marking techniques, our systems achieve a higher level of security by using two new approaches which create a link between these techniques in a single document. The first approach makes the decoding of encrypted digital signatures mathematically dependent on a machine-readable code, which is physically embedded in paper or other substrate. For example, we can uniquely associate one of our over 1,000 PolyStar™ materials to one of our covertly-embedded digital encrypted codes to ensure the integrity of an entire document and to detect security breaches such as photo substitution in personal identification documents. The second approach uses proprietary invisible inks and coatings to create watermarked images that only appear under ultraviolet or infrared illumination. This approach results in information that is hidden using physical security materials and imperceptible due to the nature of the digital watermarking. Documents using either or both of these higher-level security approaches can be decoded using our VeriCam™ portable data terminal, which has ultraviolet illumination capabilities.

Our initial target applications for these systems are expected to include personal identification documents, government checks and product labels containing digital content. We are also developing software for the digital watermarking of bar code formats to prevent the diversion of goods through unauthorized distribution channels.

Marking and Tracking Solutions for Challenging Applications.    We develop and offer marking and tracking systems that perform under challenging environmental and optical conditions. Our customers demand performance and robustness that are often not found in current technologies at acceptable cost levels. We meet these needs by designing integrated coding and tracking product solutions that are based on our optical technology platforms. Like our document security applications, these products combine consumable materials with complementary hardware and decoding software that function in a “lock and key” relationship.

Many of our product solutions, such as our LaserCode™ light-activated coding technology, use labels incorporating fluorescent ink patterns that are detectable by our hand-held VeriCam™ and computer-mounted terminals. Our LaserCode™ product utilizes fluorescent markings on a non-fluorescent background, and therefore is not effected by contaminated backgrounds and the erosion of ink. Our technology is thus an improvement over traditional bar codes that rely on a contrast between black markings and a white background, which can become unreadable when the background becomes dirty or contaminated. Additionally, our coding formats are less dependent on specific shapes and patterns than competing technologies, making them more robust against distortion and more easily applicable to rough surfaces.

To date, we have developed applications for use in laundered garment and industrial mat tracking and are currently developing high-speed, invisible marking technology for the automated processing of flat mail, which we refer to as Activa™. We believe that our technologies are applicable to a broad range of industries and products, such as military equipment, pharmaceutical labels and film cartridges.

Sensing of Product and Manufacturing Variables.    Our current sensing products are designed to provide quality control during the manufacturing of commercial goods and high security products such as bank notes. Currently, we have two sensing product platforms, one for “in-line” and “off-line” real-time measurement of authentication material loading and performance in security paper manufacturing. If we consummate our acquisition of HunterLab, we will also offer systems for the sensing of color and opacity in a number of industries ranging from chemicals to coatings and textiles.

Our Business Strategy

We believe that the following key elements of our business strategy differentiate us from our competitors and will enable us to provide commercial applications of our solutions to a broad range of market segments. Specifically, we intend to continue to:

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Focus on “Lock and Key” Solutions to Provide Recurring Revenue.    Our “lock and key” product solutions feature engineered consumable materials that must be used with our proprietary hardware and software. This strategy positions us to be the primary, if not exclusive, supplier for every component of our systems, including our consumables. For example, in December 2001, we signed a contract to supply equipment to a major central bank. As a result, we anticipate that we will sell certain of our engineered materials which are used in connection with this equipment to a government agency related to that central bank. We believe that our “lock and key” strategy will create barriers to entry for our competitors and a recurring demand for our consumables.

•
Develop Products that Use Highly Functional, Engineered Materials.    We develop systems based upon proprietary or patented materials that exhibit engineered responses to a stimulus or environment. These materials provide functionality conventionally associated with advanced hardware and software components. We believe that systems based on such materials may enhance the profit margins on our systems (including our hardware) through the transfer of functionality from hardware to consumables. Examples of our materials include our commercialized automated currency authentication materials and our Activa™ product for flat mail processing, which is currently under development.

•
Leverage Our Successes with Our Customers.    We intend to leverage our successes with certain customers to provide our solutions to other potential users. For example, we are currently providing certain systems to a major central bank, and we believe that these systems may be used by a number of other central banks worldwide. In May 2002, we accelerated this process through an exclusive license and supply agreement with De La Rue International Limited, which is involved in the production of over 150 national currencies and a wide range of security documents such as passports and other personal identification documents. Similarly, we believe that our flat mail processing systems now in development for the United States Postal Service could be adopted by foreign mail processing and delivery organizations.

•	Exploit Multiple Scientific Disciplines and Competencies. Our product development team includes scientists and engineers with extensive knowledge in optical physics, chemistry, engineering and computer and material sciences. By combining distinct and complementary disciplines in our research, product development and marketing efforts, we believe that we can more effectively create product solutions that meet our customers’ needs. We also believe that the broad scope of our capabilities will allow us to cost-effectively develop multi-functional platforms that we can adapt for multiple markets.

•
Forge Strategic Collaborations and Partner with Customers.    We attempt to enter into collaborations with leading users and suppliers of marking, tracking and authentication applications to focus our research and development efforts on the needs of our customers. We believe that this strategy enables us to use our research and development resources more effectively and efficiently and helps to ensure demand for our resulting solutions.

Customer Relationships and Products

Authentication and Tracking of Documents and Products.    In December 2001, we signed a contract to supply equipment to a major central bank. The terms of this agreement provide that we will be paid $21.6 million if we complete delivery of our equipment by June 30, 2003, and that we will be paid $1.5 million in annual service and maintenance fees for the nine years following the end of a one-year warranty period, although the central bank has the right to terminate this agreement at its discretion. Revenues from the products and services provided to this customer accounted for a significant portion of our revenues in 2001 and is expected to do so for the near-term. We currently anticipate that we will enter into an agreement with a government agency related to that central bank to sell a consumable product used in a “lock and key” fashion with this equipment, although we can give no assurance as to the timing or terms of that agreement.

In May 2002, we signed an exclusive contract with De La Rue International Limited, the world’s largest commercial security printer and paper manufacturer, to commercialize our FL Feature for use in authenticating currencies other than those of the United States and Canada. Under the terms of this agreement, we will receive milestone payments upon the delivery of certain reader equipment to be developed to meet our customers’ specifications, and we will receive a royalty on sales of our FL Feature to be used in a “lock and key” fashion with that equipment.

We supply specialized fluorescent and phosphorescent materials, called SpectraFluor™ pigments, to a subsidiary of Crane & Co., Inc. for use as security threads for certain denominations of a major world currency pursuant to an agreement that we entered into with that company in 1999.

We have an agreement with Appleton Papers, Inc., a security paper manufacturer, to supply them with our PolyStar™ authentication materials for certain security papers, such as checks. Under this agreement, Appleton Papers has the exclusive right to incorporate PolyStar™ authentication materials into its products and to purchase the readers of those materials for use in the United States, Canada and Mexico. This agreement is terminable by Appleton Papers upon 90 days’ written notice under certain conditions.

The following tables outline our current offerings for the authentication and tracking of documents and products. Our current products focus on bank notes, commercial checks, personal identification documents, and digital media.

Consumables

Product	Description	Benefits to Customer	Status

FL Feature	Security materials	Covert, machine-readable authentication and verification	Revenue- generating

PolyStar™	Invisible/UV fluorescent particles for substrate security	Machine-readable coding capabilities, easy substrate integration	Revenue- generating

SpectraFluor™	Invisible/UV fluorescent pigments, coatings and inks	Unique and proprietary public security via fluorescence	Revenue- generating

In addition to these three products, we have two other products, which are commercially available, MicroDiscrete™ and SpectraShift™. These two products are invisible coatings which exhibit unique “fingerprint” designs under ultraviolet light.

We are currently developing a laser-writable ultraviolet coating, called VeriCoat™, for use in connection with the authentication and tracking of digital media such as CDs and DVDs as well as secure document substrates such as paper and plastics. Our VeriCoat™ technology differs from existing marking methodologies, in that it permits manufacturers of CDs and DVDs to visibly or invisibly mark the play-side of a disc without impairing the ability of CD and DVD players to read marked discs. We expect that VeriCoat™ will be commercially available by the end of 2002, although we can give no assurance that this will be the case.

Software and hardware components used in a “lock and key” fashion in connection with our authentication consumables include the following:

Software and Hardware

Product	Description	Benefits to Customer	Status

FL Sensor	Detector of FL Feature	Modular, self-contained, easy to integrate	Revenue- generating

CaptureMark™	Stand-alone digital watermark detection software	Modular software supporting multiple configurations	Commercially available

RightMark™	Secure digital watermark encoder software	Modular printing software supporting multiple configurations	Commercially available

VeriCam™	Hand-held imaging data processing terminal	Portable data terminal, supporting multiple security, authentication and software applications	Commercially available

In addition to these systems, we are currently developing two hardware products for the currency and product authentication and tracking markets. One is a low-cost, non-imaging reader for use in authentication applications with our PolyStar™ consumable. The other is a system for applying a highly uniform film of our VeriCoat™ and MediaCoat™ consumable on physical digital media such as CDs and DVDs. We currently anticipate that we will complete development of both of these products by the end of 2002, although we can give no assurance that this will be the case.

Marking and Tracking Solutions for Challenging Applications.    We have supplied phosphors and inks used in certified mail labels to printers authorized by the United States Postal Service (which we refer to as the “USPS”) since 1999. We built upon that relationship and entered into an accelerated-development contract with the USPS to create labeling technologies for flat mail, such as mailers, magazines, catalogues and large envelopes. As required by government contracting regulations, this agreement may be terminated for convenience by the USPS at any time upon 60 days’ notice. In June 2002, we met the first milestone of this accelerated development agreement by demonstrating the high-speed activation and readout of our Activa™ labels on test equipment simulating the USPS’s sorting methodologies. We believe that we are the only company currently developing flat mail coding technology with USPS funding.

According to the 2002 United States Postal Service Transformation Plan, flat mail accounted for over 50 billion pieces in the United States in 1999, and automated sorting of flat mail has resulted in a significant reduction of costs relative to manual sorting. Recently, the USPS has indicated that it is seeking to make the processing and sorting of flat mail more efficient. We are designing a highly-functional, engineered response material, which we refer to as Activa™, to meet the USPS’s invisible marking requirements for use with their existing flat mail processing equipment. Under the accelerated development agreement, we are creating a photochromatic ink and flat mail label or primer coating, which must be transparent under normal conditions. When prompted by our proprietary stimulus, the Activa™ label temporarily reveals a visible bar code label on a white background, allowing the USPS’s sorting equipment to read the bar code. After the bar code is read, the Activa™ label returns to its transparent state, so that graphics and text on flat mail are unobstructed.

Through our strategic alliance with Kleen-Tex Industries, Inc., the largest industrial dust control manufacturer in the United States, we launched our LaserCode™ technology in April 2001. LaserCode™ consumables and readers have been tailored to use our proprietary technology to produce machine-readable labels. Our labels can be incorporated for coding and sorting purposes in products such as garments, linens and industrial mats, where rough surface texture and harsh wash conditions would make ordinary marking and tracking technology ineffective. We have granted Kleen-Tex Industries an exclusive, worldwide license to market and distribute our LaserCode™ labels for industrial dust control products in the textile industry. We have not recognized any material revenue from this license agreement to date.

The tables below outline our current and planned systems for use in marking and tracking in challenging environments:

Consumables

Product	Description	Benefits to Customer	Market	Status

LaserCode™	Labels and inks for proprietary, fluorescent- based coding symbology	Robust to contrast, size, shape and spacing of printed lines	Industrial logistics and textiles	Revenue- generating

Activa™ labels	Transparent-to-white-to- transparent labels and coatings	Transparent medium that reversibly transforms when activated into a white label or varnish, allows use of existing readers and scanners	Flat mail and industrial labeling	Under development

Activa™ inks	Invisible-to-colored-to- invisible ink	Invisible ink that reversibly transforms when activated, allows use of existing readers and scanners	Flat mail and industrial labeling	Under development

MediaCoat™	Labeling, advertising and branding for the play-side of CDs and DVDs	Unique ability to mark digital media, permits targeted advertising on a durable product	Advertising and media	Under development
Software and Hardware
Product	Description	Benefits to Customer	Market	Status

LaserCode™ printer and software	Dot-matrix impact printer and related label-creation software	Easy to use, flexible, cost-effective	Industrial logistics and textiles	Revenue- generating

VeriCam™	Hand-held imaging data processing terminal	Portable, lightweight, easy to use wireless communications, image capture	Industrial logistics and textiles	Commercially available

CombiTrack™	Desktop optical reader and corresponding software	Small, reliable, fast, easy to interface	Drug discovery	Under development

Activa™ stimulator	Hardware device that activates both Activa™ labels and inks	Small, reliable, integrates to existing technologies	Flat mail and industrial labeling	Under development

We are currently completing the development of our MediaCoat™ marking technology. This technology can be used to create visible images for advertising and branding on the play-side of CDs and DVDs without impairing the playability or data transfer rates of the digital content. This technology uses proprietary optical materials that function in a “lock and key” relationship with our customized manufacturing equipment. We believe that pre-recorded CDs and DVDs (over 10 billion of which are produced annually) represent a substantial untapped advertising opportunity, particularly for movie studios and record labels. We expect to complete the development of MediaCoat™ by the end of 2002, although we can give no assurance that this will be the case.

Sensing Systems.    Our sensing products for security paper manufacturing currently include:

Product	Description	Benefits to Customer	Market	Status

FLD100	In-line system for measurement of authentication material loading and performance	Allows for in-line process and quality control during security-substrate manufacturing	Security paper manufacturing	Revenue-generating

FLV100	Bench-top system for quantifying covert authentication material loading and performance	Allows for off-line process and quality control after security-substrate printing	Security paper manufacturing	Revenue-generating

We propose to expand our industrial measurement capabilities through our planned acquisition of substantially all of the net operating assets of HunterLab, although we can give no assurance that our acquisition will be consummated. HunterLab designs a range of scalable color information systems that incorporate optimized optical designs and sample handling components for evaluating liquid, solid and granular materials. HunterLab’s products are currently used in the chemicals, food, textiles, coatings, plastics, building products and paper industries. We plan to use HunterLab’s expertise in optical instruments as well as its ISO 9001 facility to manufacture certain components and systems.

If we consummate our acquisition of HunterLab’s assets, our color sensing products will include:

Product	Description	Benefits to Customer	Market	Status

MiniScan® XE Plus	Bench-top quality control spectrophotometer	High performance and ease of use; adapts automatically to differing sample sizes	Textile, plastics, food, paper, building materials	Revenue- generating

ColorFlex®	Entry level bench-top quality control spectrophotometer	Compact and easy to use for rapid laboratory color control measurement	Plastics, food, paper, chemicals	Revenue- generating

ColorQuest® XE	Bench-top sphere spectrophotometer	Cost-effective, handles a wide range of product types for transmittance and reflectance measurement of color quality and haze	Textile, plastics, food, chemicals, building materials	Revenue- generating

Spectra-Probe® and ColorTrend™ HT	On-line color monitoring spectrophotometer	Ease of use	Textile, plastics, food, paper, building materials	Revenue- generating

Sales and Marketing

We target customers that require unique and multiple solutions for marking, tracking, authentication and industrial sensing. Our initial contact with a potential customer generally begins either directly through our management and sales force or through our strategic collaborators and their affiliated companies. Our customers frequently consult with us to select a solution for a given application, to specify product performance under unique conditions or to test products for new applications. To meet the needs of our customers, we provide support in all stages of the sales process, from concept definition and product selection to post-sale support. These services are provided by our development group and our engineering organization, which work with our sales organization in pre- and post-sale activities. We intend to expand our engineering organization to meet our customers’ needs.

Furthering our sales and marketing efforts, we attempt to collaborate with and integrate our security products with those of the leading suppliers in the industry. For example, we have partnered with security paper manufacturers and are working with central banks for the sale of our anti-counterfeiting materials and sensors. We believe this approach enables us to work with key suppliers to gain a better understanding of, and access to, the end-users of our products.

We participate in joint sales and marketing activities with complementary equipment and software vendors to offer our customers complete solutions. For example, we have a long-standing relationship with Zebra Technologies, with whom we jointly market and sell hand-held marking and sensing system solutions comprised of compatible products.

The planned acquisition of HunterLab, with its approximately 30 sales professionals and over 70 distribution locations, will enhance our sales, marketing and distribution capabilities, although we can give no assurance that our acquisition of HunterLab will be consummated. We believe that HunterLab’s existing customer base, which includes large industrial manufacturing companies, may provide cross-selling opportunities for our marking, tracking and authentication products.

Strategic Relationships

We attempt to collaborate with leading users and suppliers of marking, tracking and authentication technologies to gain access to markets and customers and to accelerate market acceptance of our products. Our collaborations range from complementary product development to licensing, supply and marketing arrangements. In some cases, our strategic partners have become stockholders, which we believe reinforces their interests in our long-term success.

The following table outlines some of our current strategic relationships:

Company/Institution	Target Market	Product(s)	Relationship

Albany International Corp.	Anti-counterfeiting and brand protection	FL Feature	Supplier of manufacturing, research and development services, technology licensee and stockholder

Appleton Papers, Inc.	Anti-counterfeiting and brand protection	PolyStar™ and VeriCam™	Marketing and manufacturing collaborator

Crane & Co., Inc.	Anti-counterfeiting and brand protection	PolyStar™ and SpectraFluor™	Customer, manufacturing collaborator and stockholder

De La Rue International Limited	Anti-counterfeiting, brand protection, and personal identification documentation	PolyStar™, SpectraFluor™, FL Feature and FL Sensors, CaptureMark™, RightMark™ and VeriCam™	Licensee, customer, and marketing and development collaborator

Kleen-Tex Industries, Inc.	Dust control and textile services	LaserCode™ and VeriCam™	Customer, marketing collaborator and stockholder

MediaSec Technologies LLC	Anti-counterfeiting and brand protection	Digital watermarking	Software development collaborator

United States Postal Service	Flat mail processing	Activa™ labels, inks and stimulators	Development collaborator

Zebra Technologies Corporation	Anti-counterfeiting and brand protection	VeriCam™	Manufacturing collaborator and stockholder

Consistent with our platform product development approach, we complement our internal development efforts with our relationships with several external laboratories and organizations, such as the Fraunhofer Center for Research in Computer Graphics, Brown University, Albany International Research Company and GlaxoSmithKline.

Key Suppliers and License Agreements

In 1996, we acquired a license agreement with Brown University that grants us an exclusive (except for the rights of the federal government), non-transferable, perpetual, royalty-bearing, worldwide right and license (with right to sublicense) to certain patents from Brown University relating to light amplifying, strongly scattering media. Under this agreement we are required to pay Brown a royalty equal to 5% of the net sales of certain technologies utilizing these patents, and we must pay an additional royalty to Brown of 30% of any royalty payments received from the sublicense of these patents.

In 1997, we began a series of business relationships with Albany International Corp., a leading supplier of polymeric engineered fabrics for the paper industry, and one of our stockholders. Our goal in that relationship was to supplement our core competence in optical materials and systems with critical know-how in polymers and coatings, which are two areas that are key to our document security products and other coding technologies. Pursuant to several agreements between Albany International and us, Albany International provides certain research and development, materials processing and supply services. A portion of the these services was provided without charge as partial consideration for certain technology that we license to Albany International, while the balance is provided in exchange for fees. We subsequently entered into a supply contract with Crane & Co., Inc. to incorporate our machine-readable materials, manufactured in conjunction with Albany International, into United States passports.

In 1998, we entered into a 20-year agreement with Crane & Co., which requires Crane & Co. to provide certain consulting, technical services and technical know-how to us in conjunction with the validation of certain currency applications of our technologies.

Also in 1999, we entered into a development and sales agreement for fluorescence domain coding readers with Comtec Information Systems. Zebra Technologies subsequently acquired Comtec and assumed Comtec’s obligations under this agreement. Under this agreement, Zebra Technologies developed prototype hand-held readers, now known as VeriCam™. Zebra Technologies exclusively owns all inventions and discoveries relating to VeriCam™ hardware technology, but we exclusively own any invention relating to overall automated identification systems employing color and fluorescence technology and materials developed by either party during the term of this agreement.

We entered into a license agreement with MediaSec Technologies LLC and its parent, MediaSec Technologies GmbH, relating to our digital watermarking technologies in December 2000. Under this agreement, MediaSec has licensed to us certain patent rights relating to binary marking systems and the digital authentication of analog documents. Under this agreement, we have the exclusive right to use these technologies in bank note currency, passports, birth certificates, stamps, immigration papers, tax forms, motor vehicle operator and registration licenses and other government-issued licenses in North America. In consideration for these licenses, we issued certain shares of our stock to MediaSec, and we will pay a royalty of 15% of our net sales of certain products. We also must pay minimum royalties to maintain exclusivity in certain fields. We are further developing this patented technology into our own RightMark™ and CaptureMark™ software applications, which are designed to protect printed digital content. We are also integrating our CaptureMark™ application with our VeriCam™ hand- held terminal for watermarking and mark detection in real-time.

In April 2002, we entered into a second license agreement with Brown University that grants us an exclusive (except for the rights of the federal government), non-transferable, perpetual, fully-paid, worldwide right and license (with right to sublicense) to certain patents from Brown University relating to certain optical technologies.

In August 2002, we signed an exclusive license agreement with Angstrom Technologies, Inc., a manufacturer of chemical compounds for use in connection with ultraviolet fluorescent and phosphorescent scanners. Under the terms of this agreement, we have licensed certain of the technologies developed by Angstrom in exchange for an upfront payment and a royalty on sales of products incorporating this technology. We intend to use these technologies in connection with development of covert digital watermarking and bar coding technologies. This agreement will terminate upon the expiration of the last of the patents covered by the agreement.

Intellectual Property

We protect our proprietary technologies and systems through a combination of patents, secrecy and confidential agreements. We own 20 patents and license 13 patents from Brown University. We intend to expand our intellectual property portfolio through the prosecution of patent applications that we may file from time to time. Our intellectual property portfolio is structured to enforce our “lock and key” concept. Generally, we file patents on composition of matter, hardware and specific uses of our integrated systems.

We also hold two registered trademarks and have filed for registration of an additional 21 marks.

SpectraDisc Corporation

Our former subsidiary, SpectraDisc Corporation, was formed in May 1999 to develop limited-play CDs and DVDs. We currently hold approximately 8% of the voting equity of SpectraDisc. Dr. Lawandy, Mr. Puton, and Dr. Salam, three of our directors, serve on its Board of Directors. Dr. Lawandy, our Chief Executive Officer, also serves as SpectraDisc’s Chief Executive Officer.

We entered into a research agreement with SpectraDisc on March 15, 2001, pursuant to which we conduct research and development of limited-play CDs and DVDs, and SpectraDisc pays us for these services and for certain management services which we provide. SpectraDisc will own developments and new technologies that we create or develop under this research agreement. SpectraDisc will exclusively license to us any developments or inventions that we make under the research agreement for use in the marking, sensing and tracking fields. Under a related technology-transfer agreement, also dated March 15, 2001, we granted an exclusive license to certain of our technologies to SpectraDisc in the field of digital media, which includes CDs, DVDs and laserdiscs.

Competition

The markets in which we participate are highly competitive. In the document and product authentication market, established competitors include Giesecke & Devrient GmbH, Xerox Corporation, De La Rue International Limited, Honeywell Performance Polymers and Chemicals, Applied Optical Technologies plc and Digimarc Corporation. In the marking, sensing and tracking market, our competitors include Symbol Technologies, Gretag Macbeth LLC, Zebra Technologies Corporation, Paxar Corporation, AccuSort Systems, Inc. and Avery Dennison Corporation. In the color-sensing market, HunterLab’s competitors include Minolta, DataColor Systems, Inc. and X-Rite Incorporated.

We attempt to compete in each major market segment based on:

•	the value our product solutions generate for our customers;

•	the adaptability and breadth of our innovative products;

•	the reliability and robustness of our materials and systems; and

•	our ability to rapidly adapt to technological advancements and introduce new products.

Property

We operate two facilities in Rhode Island. Our administrative, sales and marketing and management personnel occupy a facility in Providence, Rhode Island, that encompasses approximately 8,700 square feet under a lease that expires on August 31, 2007. Our research and development facility occupies approximately 11,600 square feet in East Providence, Rhode Island, under a lease that expires in March 2005. On June 28, 2002, we leased an additional 5,650 square feet in the East Providence facility pursuant to a lease which expires in March 2005. These facilities include state-of-the-art optical characterization equipment, sophisticated chemical-syntheses laboratories and a clean room. We believe that these facilities will be adequate to meet our needs for the foreseeable future.

We subleased approximately 4,400 square feet of our research and development facility to SpectraDisc Corporation, our former subsidiary, pursuant to a lease that expired in March 2002. SpectraDisc is currently subleasing that portion of our facility as a tenant-at-will. We anticipate that we will enter into a sublease agreement with SpectraDisc with respect to that space which will expire in March 2003.

HunterLab leases approximately 21,000 square feet of office space, approximately 24,000 square feet of manufacturing space and approximately 6,000 square feet of storage space in a building located in Reston, Virginia pursuant to a lease expiring in February 2012. It also leases service facilities located in Charlotte, North Carolina and Plainfield, Illinois. We anticipate that we will enter into a sublease for the Reston, Virginia space in connection with our acquisition of HunterLab’s assets.

Employees

As of September 15, 2002, we had 36 full-time employees, including 20 in research and development, seven in finance, administration and corporate communications, and nine in sales, marketing and business development. We expect to hire additional employees during 2002, including general managers for new operations in key market segments. In addition, we have also engaged independent contractors with specialized skills to complete interim engineering projects. Approximately 85 additional employees are likely to join us as a result of the pending HunterLab acquisition. Our employees are not covered by any collective bargaining agreement, and we have never experienced a work stoppage. We believe that our relations with our employees are good.

Legal Proceedings

We may from time to time become a party to various legal proceedings arising in the ordinary course of our business. We are currently involved in litigation styled Infinite Group, Inc. v. Spectra Science Corporation and Nabil Lawandy, filed on August 13, 1999 in Rhode Island Superior Court.

This case involves a claim by Infinite Group, Inc. in connection with the repurchase by us of certain of our shares of Series A Preferred Stock from the Infinite Group, Inc. and the subsequent resale of those shares to an unaffiliated third party. The plaintiff seeks to obtain the difference between its selling price and the price we ultimately received when we resold those shares to that third party plus unspecified punitive damages and attorneys’ fees, and is in the alternative seeking rescission. The difference between the plaintiff’s selling price and the price we received on resale is estimated to be approximately $350,000.

We and Dr. Lawandy have denied the plaintiff’s claims. We and Dr. Lawandy are vigorously contesting the claim and have filed counterclaims against the plaintiff. The case is presently in discovery.

MANAGEMENT

Officers and Directors

Except where otherwise indicated, the following table sets forth certain information regarding our executive officers, corporate officers and directors:

Name	Age	Position
Nabil M. Lawandy	45	President, Chief Executive Officer, Chief Technology Officer and Secretary; Chairman of the Board of Directors
Samuel A. Sacco	47	Chief Financial Officer, Treasurer and Assistant Secretary
Ellen Herbst	44	Vice President, Sales and Marketing
William C. Goltsos	43	Vice President, Systems Engineering
Robert S. Afzal	39	Vice President, Research and Development
Scott A. Tillotson	40	Vice President, New Product Development
Timothy J. Driscoll	34	Vice President, Materials Engineering
Philip C. Galbo(1)	51	Director
Roland Puton(1) (2)	67	Director
Oussama Salam(2)	56	Director
Charles J. Silva, Jr.(2)	43	Director
Paul Watson(1)	32	Director

(1)	Member of our Audit Committee.
(2)	Member of our Compensation Committee.

Dr. Lawandy is our founder and has served as our President and Chief Executive Officer since our formation in July 1996. He is also the Chairman of our Board of Directors. From 1981 to 1999, Dr. Lawandy was a tenured full professor of Engineering and Physics at Brown University in Providence, Rhode Island. Dr. Lawandy also serves as the President and Chairman of the Board of SpectraDisc Corporation, our former subsidiary. Dr. Lawandy holds a B.A. in Physics from The Johns Hopkins University, an M.S. in Chemistry from The Johns Hopkins University and a Ph.D. in Chemistry from The Johns Hopkins University. He has authored 165 reviewed scientific papers and is an inventor on 39 issued patents. Dr. Lawandy has also received a Presidential Young Investigator award, an Alfred P. Sloan Fellowship, a Rolex Award for Enterprise and a Samuel Slater Award for Innovation.

Mr. Sacco has served as our Chief Financial Officer, Assistant Secretary and Treasurer since September 2000. From 1995 to 2000, he was Chief Financial and Operations Officer for CiviGenics, Inc., a private high technology services company. From 1990 to 1995, he served as the Division Vice President, Director of Finance, Planning and Operations for Houghton Mifflin Company, a full service publishing, technology and content development company. Mr. Sacco holds a B.A. in Economics and Public Administration from Holy Cross College and an M.A. in Planning and Analysis from Harvard University’s Kennedy School of Government.

Ms. Herbst became our Vice President, Sales and Marketing in February 2002. From 2000 to late 2001, she was the Vice President of Sales and Marketing of Virtual Compliance, Inc., a regulatory compliance software developer. From 1996 to 2000, she was the Vice President of Sales, Marketing and Strategic Development for Giesecke & Devrient America, Inc., a leading supplier of bank notes and security documents. Prior to this, Ms. Herbst held key management positions at E.I. DuPont De Nemours and Company, where she served as Business Manager for their Digital Systems and Equipment Service Divisions. Ms. Herbst holds a B.A. in Economics and Accounting from the University of Delaware and an M.B.A. from the University of Pennsylvania, Wharton School of Business.

Dr. Goltsos has been our Vice President, Systems Engineering, from April 2000 to the present. From September 1996 to April 2000, he served as our Senior Systems Engineer. Prior to that, from 1992 to 1996, Dr. Goltsos served as a Staff Member of the MIT/Lincoln Laboratory’s Optical Communications Group. Dr. Goltsos holds a B.S. in Physics from Rensselaer Polytechnic Institute, an M.S. in Physics from Brown University and a Ph.D. in Physics from Brown University.

Dr. Afzal has been our Vice President, Research and Development, from September 2001 to the present. From 1992 to September 2001, Dr. Afzal was a Scientist at the NASA Goddard Space Flight Center, and from 1997 to September 2001, he served as the Director of the Space Lidar Technology Center at that facility. Dr. Afzal holds a B.S. in Physics from Trinity College and a Ph.D. in Physics from Brown University.

Mr. Tillotson has served as our Vice President of New Product Development since February 2002. From May 1998 to February 2002, he served as our Vice President, Marketing and Sales. From 1995 to 1998, Mr. Tillotson served as a Corporate Product Marketing Manager for GTECH, a multi-national corporation specializing in technology and facilities management services for the worldwide computerized lottery industry. From 1992 to 1995, he served as Director, Pump Laser Division, of Lasertron, Inc. Mr. Tillotson holds a B.S. in Electrical Engineering from Purdue University.

Dr. Driscoll has been our Vice President, Materials Engineering from September 2001 to the present. From February 2001 to September 2001, he served as our Director, Materials Engineering. From 1996 to February 2001, he served as our Project Manager, Materials and Research and Development Staff Scientist. Dr. Driscoll holds an M.S. and a Ph.D. in Physics from Brown University and a B.S. in Physics from Rensselaer Polytechnic Institute.

Mr. Galbo has been the Senior Vice President and Treasurer of CVS Corp. from 1998 to the present and the Chief Financial Officer of CVS Realty Co. from 1999 to the present. He received a B.S. in Accounting from New York Institute of Technology and an M.B.A. from Pace University. Mr. Galbo has been a member of our Board of Directors since August 2001.

Mr. Puton served as the President and Chief Executive Officer of Rolex Watch U.S.A., Inc. from 1984 until his retirement in 2000. He holds a degree in business administration from the Swiss Business School. Mr. Puton has been a member of our Board of Directors since April 1997.

Dr. Salam has served as Director General of International Center for Commerce and Contracting, a construction company in Saudi Arabia, from September 1978 until the present. Dr. Salam is a co-founder of Pillar BV, a business consulting firm based in Paris. Dr. Salam co-founded WorldCare Limited, a leading company in the emerging field of global e-Health, and served on its Board of Directors from 1993 until June 1998. He received a B.Sc. in Civil Engineering from Loughborough University of Technology and an M.S. and a Ph.D. in Civil Engineering from The Ohio State University. Dr. Salam has been a member of our Board of Directors since 1996.

Mr. Silva is currently Vice President and General Counsel of Albany International Corp., the world’s largest supplier of polymeric engineered fabrics for the paper industry, and has served in that capacity since May 2002. From 1994 to May 2002, Mr. Silva was the Assistant General Counsel of Albany International Corp. Mr. Silva was elected to our Board of Directors in August 2002. Mr. Silva received an A.B. in Philosophy from Harvard University and a J.D. from Cornell University.

Mr. Watson is the Senior Financial Analyst of Clearwater Funds, LLC, a series of private hedge funds in Clearwater, Florida, and has served in that capacity since January 1997. From 1993 to December 1996, he was a Senior Accountant in Arthur Andersen LLP’s Financial Services Division in New York City. Mr. Watson holds a B.S. in Accounting from St. Johns University and has been a member of our Board of Directors since July 1998.

Classified Board

Prior to the offering, our charter documents were amended to provide for a Board of Directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our Board of Directors will be elected each year. Prior to the consummation of the offering, two of the members of the board were elected to one-year terms, two were elected to two-year terms and two were elected to three-year terms. Henceforth, all directors will be elected for three-year terms.

•	Messrs. Silva and Watson have been elected as a Class I directors; their terms expire at the 2003 annual meeting of stockholders.

•	Messrs. Galbo and Puton have been elected as Class II directors; their terms expire at the 2004 annual meeting of stockholders.

•	Drs. Lawandy and Salam have been elected as Class III directors; their terms expire at the 2005 annual meeting of stockholders.

Executive officers are appointed by the Board of Directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors, officers or key employees.

Board Committees

The Board of Directors has established a compensation committee and an audit committee. The compensation committee, consisting of Messrs. Silva and Puton and Dr. Salam, exercises the authority of the Board of Directors on all compensation matters, including both cash and equity compensation. The compensation committee also oversees our 2002 Stock Plan and our employee benefit plans. The audit committee, consisting of Messrs. Galbo, Puton and Watson, is responsible for the appointment, compensation and oversight of our independent auditors, reviews the scope and results of our audit and related services provided by our independent accountants and reviews our accounting practices and systems of internal accounting controls.

Director Compensation

Directors who are also our employees receive no additional compensation for their services as directors. Directors who are not our employees do not receive a fee for attendance in person at meetings of the Board of Directors or committees of the Board of Directors, but they are reimbursed for travel expenses and other out-of-pocket costs incurred in connection with their attendance at meetings. On occasion, prior to our adoption of the 2002 Non-employee Stock Option Policy, non-employee directors were granted stock options from time to time with varying exercise prices. Under our 2002 Non-employee Director Stock Option Policy, we will grant non-qualified stock options to certain non-employee directors in consideration for their services.

No member of our compensation committee was, at any time during the fiscal year ended December 31, 2001, an officer or employee of the company.

Technical Advisory Board

Our Technical Advisory Board consists of individuals with demonstrated expertise in various fields who advise us concerning long-term research and development initiatives. The Technical Advisory Board also evaluates our ongoing research programs, recommends technical personnel and advises us on technological matters. The members of the Technical Advisory Board, which is chaired by Dr. Calo, are:

Joseph M. Calo, Ph.D	Professor of Chemical Engineering, Brown University, Providence, Rhode Island; Executive Committee, American Carbon Society.

Leon N. Cooper, Ph.D
Thomas J. Watson Professor of Science and Director of the Institute for Brain and Neural Systems, Brown University, Providence, Rhode Island; received the 1972 Nobel Prize for work on the theory of superconductivity.

Shaoul Ezekiel, Ph.D
Professor Emeritus, Departments of Aeronautics and Astronautics, and Electrical Engineering and Computer Science, Massachusetts Institute of Technology, Cambridge, Massachusetts; Investigator, Quantum Optics and Photonics Group, Research Laboratory of Electronics.

Harold R. Fetterman, Ph.D
Professor of Electrical Engineering, University of California at Los Angeles; Chair, Executive Committee, Henry Samueli School of Engineering and Applied Science, University of California at Los Angeles.

H. Mario Geysen, Ph.D	Alfred Burger Professor of Chemistry, University of Virginia, Charlottesville, Virginia; 2000 Kilby Laureate for his pioneering work on combinatorial chemistry.

Clive P. Hohberger, Ph.D	Vice President of Technology Development and Director of Patent Affairs, Zebra Technologies Corporation, Vernon Hills, Illinois.

Brian Campbell Wilson, Ph.D	Professor of Medical Biophysics, University of Toronto; Senior Scientist and Head of Division of Medical Physics, Ontario Cancer Institute, Toronto, Canada.

The Technical Advisory Board last met in January 2002, and intends to meet at least twice per year. None of the members of the Technical Advisory Board is employed by us, and members may have other commitments to, or consulting or advisory contracts with, their employers or other entities that may conflict or compete with their obligations to us. Accordingly, such persons are expected to devote only a small portion of their time to us. In addition to our Technical Advisory Board, we have established consulting relationships with a number of scientific experts who advise us on a project-specific basis.

We have granted options to purchase 3,000 shares of our common stock to each of the members of our Technical Advisory Board in consideration for their service on the Technical Advisory Board. Dr. Calo also received an option to purchase 9,000 shares for other services he has rendered for us.

Executive Compensation

The following table contains information in summary form concerning the compensation paid to our chief executive officer and each of our four other most highly compensated executive officers, which we refer to in this prospectus as the “named executive officers”, whose total salary, bonus and other compensation exceeded $100,000 during the years ended December 31, 1999, 2000 and 2001.

Summary Compensation Table

		Annual Compensation					Long-Term Compensation
Name and Principal Position	Year	Salary		Bonus			Securities Underlying Options

Nabil M. Lawandy President and Chief Executive Officer	2001 2000 1999	$ $ $	246,528 246,539 224,212	$ $	100,000 75,000 —		75,000 — 750,000	(1) (2)

Samuel A. Sacco Chief Financial Officer	2001 2000 1999	$ $	154,945 47,252 —	$ $	73,000 15,000 —	(3) (3)	— 84,000 —	(4)

William C. Goltsos Vice President, Systems Engineering	2001 2000 1999	$ $ $	139,928 126,656 106,986		$25,000 — —		10,000 52,000 —	(5) (6)

Scott A. Tillotson Vice President, New Product Development	2001 2000 1999	$ $ $	132,428 127,003 121,712		— — —		75,000 — —

Timothy J. Driscoll Vice President, Materials Engineering	2001 2000 1999	$ $ $	117,341 106,042 100,000		$15,000 — —		10,000 26,100 —	(7) (8)

(1)	Consists of a fully vested option to purchase 75,000 shares of our common stock at an exercise price of $1.00 per share.
(2)
Consists of (i) 200,000 shares subject to purchase pursuant to a fully vested option at an exercise price of $0.50 per share; and (ii) 550,000 shares subject to purchase pursuant to an option at an exercise price of $1.00 per share. The option to purchase 200,000 shares will fully vest upon the consummation of this offering. The option to purchase 550,000 shares will vest with respect to 100,000 shares upon the consummation of this offering. The balance of that option will vest on December 17, 2004 if Dr. Lawandy is employed by us as of that date.

(3)
Mr. Sacco commenced employment with us on September 18, 2000. His annual base salary is $165,000 and he received a $40,000 signing bonus payable monthly in eight installments. Mr. Sacco received $15,000 of this signing bonus in 2000 and $25,000 in 2001. Mr. Sacco also received a bonus of $48,000 in 2001.

(4)	Consists of an option granted to Mr. Sacco to purchase 84,000 shares at an exercise price of $0.50 per share. This option will fully vest upon the consummation of this offering.
(5)
Consists of an option granted to Dr. Goltsos to purchase 10,000 shares at an exercise price of $1.00 per share. This option will vest upon the earlier of the achievement of a commercialization milestone or March 2, 2006 if he is still employed by us as of that date.

(6)
Consists of an option granted to Dr. Goltsos to purchase 52,000 shares at an exercise price of $0.50 per share. This option is vested with respect to 34,667 shares, and will vest with respect to the balance (17,333 shares) on January 1, 2003 if Dr. Goltsos is employed by us at that date.

(7)
Consists of an option granted to Dr. Driscoll to purchase 10,000 shares at an exercise price of $1.00 per share. This option will vest upon the earlier of the achievement of a commercialization milestone or March 2, 2006 if he is still employed by us as of that date.

(8)	Consists of a fully vested option granted to Dr. Driscoll to purchase 26,100 shares at an exercise price of $0.50 per share.

The following table summarizes the stock options granted to each named executive officer during the year ended December 31, 2001, including the potential realizable value over the term of such options, based on assumed rates of stock appreciation of 0%, 5% and 10%, compounded annually. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent our estimate of our future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

In the year ended December 31, 2001, we granted options to purchase up to an aggregate of 456,733 shares to employees and consultants.

2001 Option Grants

	Individual Grants							Potential Realizable Value At Assumed Annual Rates Of Stock Price Appreciation For Option Term
	Number Of Securities Underlying Options Granted		Percent of Total Options Granted in 2001		Exercise Price, Per Share		Expiration Date
Name								0%		5%		10%
Nabil M. Lawandy
President and Chief Executive Officer	75,000	(1)	16.4%			$1.00	March 2, 2006		—		$47,167		$119,531
Samuel A. Sacco
Chief Financial Officer	—		—			—	—		—		—		—
William C. Goltsos
Vice President, Systems Engineering	10,000	(2)	2.2%			$1.00	March 2, 2011		$15,300		$31,211		$55,622
Scott A. Tillotson
Vice President, New Product Development	30,000 45,000	(3) (3)	6.6 9.9	% %	$ $	0.50 1.00	March 2, 2011 March 2, 2011	$	— 37,350	$ $	9,433 89,139	$ $	23,906 168,595
Timothy J. Driscoll
Vice President, Materials Engineering	10,000	(2)	2.2%			$1.00	March 2, 2011		$15,300		$31,211		$55,622

(1)	Fully vested.
(2)	Vests upon the earlier of the achievement of certain milestones or March 2, 2006.
(3)	Subject to a four year vesting schedule.

The following table describes option exercises by the named executive officers in the year ended December 31, 2001, as well as exercisable and unexercisable options held by them as of December 31, 2001. The value of unexercised and “in the money” options as of December 31, 2001 are based on a price of $4.13 per share, the fair market value of our shares at that date, less the per share exercise price, multiplied by the number of shares underlying the option.

Aggregate Option Exercises and Option Values

Name	Shares Acquired On Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2001		Value of Unexercised In-The-Money Options at December 31, 2001
			Exercisable	Unexerciseable	Exercisable	Unexerciseable

Nabil M. Lawandy President and Chief Executive Officer	—	—	886,588	63,000	$3,519,693	$2,011,900

Samuel A. Sacco Chief Financial Officer	—	—	—	84,000	—	304,920

William C. Goltsos Vice President, Systems Engineering	17,333	$26,866	—	44,667	—	$157,141

Scott A. Tillotson Vice President, New Product Development	—	—	45,000	45,000	163,350	140,850

Timothy J. Driscoll Vice President, Materials Engineering	32,000	$54,200	5,100	16,000	18,513	$53,080

Employment Agreements

On August 23, 1996, we entered into a certain Founder Common Stock Purchase Agreement with Dr. Lawandy. Pursuant to that agreement, Dr. Lawandy was issued 794,118 shares of our common stock subject to certain forfeiture provisions. Those forfeiture provisions lapsed and the shares became fully vested on August 21, 1999.

Pursuant to that agreement, Dr. Lawandy was also granted the right to be issued options to maintain his percentage interest in the company on a fully diluted basis in the event that we made further issuances of common stock (or securities convertible or exchangeable into shares of common stock) within a two-year period beginning on the date of that agreement. Certain specified stock issuances were exempted from this pre-emptive right. Each option’s exercise price is equal to the fair market value of our common stock on the date of the option’s grant.

Pursuant to that agreement, Dr. Lawandy was granted the following options:

•	An option to purchase 20,966 shares of our common stock at an exercise price of $0.01 per share, which will expire on August 23, 2006;

•	An option to purchase 361,806 shares of our common stock at an exercise price of $0.01 per share, which will expire on July 25, 2007; and

•	An option to purchase 308,816 shares of our common stock at an exercise price of $0.01 per share, which will expire on November 7, 2007.

The options granted under that agreement expire ten years from the date of grant and are currently exercisable.

On December 17, 1999, we entered into an Employment Agreement with Dr. Lawandy, which provides that Dr. Lawandy will serve as our Chief Executive Officer and Chief Technical Officer. Under that agreement, Dr. Lawandy will be entitled to a base salary of $250,000 per annum, and will be entitled to receive an annual performance bonus consisting of up to $75,000 in cash and an incentive stock option to purchase up to 75,000 shares of our common stock. Pursuant to these bonus provisions, the compensation committee of the Board of Directors granted to Dr. Lawandy a fully vested option to purchase 75,000 shares of common stock with an exercise price of $1.00 per share in June 2001. In February 2002, the Compensation Committee increased Dr. Lawandy’s base salary to $300,000 per annum. Also in February 2002, the Compensation Committee granted Dr. Lawandy fully vested options to purchase 100,000 shares of common stock with an exercise price of $5.25 per share.

Dr. Lawandy has also received certain options to purchase shares of our common stock in conjunction with his Employment Agreement. These options are:

•
An incentive stock option to purchase 200,000 shares of common stock at an exercise price of $0.50 per share, vesting 20% at the end of each calendar year, but vesting in full upon, among other things, a “Qualified IPO.” We anticipate that the consummation of this offering will constitute a Qualified IPO, and, accordingly, expect that this option will be vested in full.

•
An option to purchase 550,000 shares of common stock at an exercise price of $1.00 per share, vesting fully on December 16, 2004 if Dr. Lawandy is still employed by us as of that date. Vesting of this option will accelerate upon, among other things, a Qualified IPO (based upon our valuation in the offering). Accordingly, we anticipate that this option will vest with respect to 100,000 shares upon the consummation of this offering.

We also have employment agreements with each of our named executive officers which provide that each named executive officer’s employment is “at will”, however we will pay to each such employee three months’ severance if we terminate that employee without “cause” as defined in those agreements.

Employee Benefit Plans

Amended and Restated 1997 Stock Option Plan.    The Amended and Restated 1997 Stock Option Plan was initially approved by our Board of Directors and stockholders in March 1997. Initially, a total of 557,346 shares were reserved for issuance under that plan. This reserve was increased to a total of 1,500,000 shares in 2000. Our Board of Directors terminated our Amended and Restated 1997 Stock Option Plan in February 2002 and replaced it with the 2002 Stock Plan, described below. We granted options to purchase an aggregate of 1,380,151 shares of common stock under the Amended and Restated 1997 Stock Option Plan prior to its termination. Of this amount, 228,084 shares have been purchased pursuant to the exercise of options granted under that plan as of September 15, 2002. Termination of the Amended and Restated 1997 Stock Option Plan had no effect on outstanding options. As a result, options to purchase 1,152,067 shares remain outstanding. The outstanding options under this plan have a weighted average exercise price of $1.24 per share. As a result of the plan’s termination, no further options will be granted under the Amended and Restated 1997 Stock Option Plan.

2002 Stock Plan.    Our 2002 Stock Plan was approved by our Board of Directors and stockholders on February 6, 2002. We reserved 1,500,000 shares under the terms of our 2002 Stock Plan. The purpose of the 2002 Stock Plan is to attract and retain the best available personnel, to provide additional incentive to our employees, directors and consultants and our related entities and to promote the success of our business. The 2002 Stock Plan provides for the granting of incentive stock options to employees, and the granting of non-statutory stock options, stock bonus awards and restricted stock awards to our employees, directors, consultants and related entities. As of September 15, 2002, options to purchase 204,300 shares have been granted under our 2002 Stock Plan; these options have a weighted average exercise price of $5.75 per share. None of the options granted under the 2002 Stock Plan have been exercised as of September 15, 2002.

The provisions, terms and conditions of each stock award granted under the 2002 Stock Plan will be determined by our Board of Directors, or the Compensation Committee of the Board of Directors. Options granted under the 2002 Stock Plan may be distributed by will or the laws of descent upon the death of the option holder, but no other transfers of options will be permitted under the 2002 Stock Plan. The exercise price of incentive stock options granted under the 2002 Stock Plan will be the fair market value of shares of our common stock on the date of grant. The exercise price or purchase price, if any, of 2002 Stock Plan awards that are not incentive stock options will be determined by the Board of Directors or the Compensation Committee of the Board of Directors, or a designated committee, but may not be less than 85% of the fair market value of the stock on the date of grant. We do not currently anticipate that any options will be granted under this plan in the foreseeable future with an exercise price less than 100% of the fair market value of our stock. Where appropriate, the 2002 Stock Plan will be administered to exempt awards made under it from the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended. Options intended to be incentive stock options under the 2002 Stock Plan will include provisions appropriate to comply with the Internal Revenue Code, including provisions relating to the forfeiture of such options upon termination of employment and to the term of such options.

The Board has the authority to amend, suspend or terminate the 2002 Stock Plan, subject to stockholder approval of certain amendments. However, no action may be taken which will adversely affect awards previously granted under the 2002 Stock Plan unless agreed to by the affected grantees. The 2002 Stock Plan will expire on the day before the tenth anniversary of its effective date.

2002 Non-employee Directors Stock Option Policy.    Our 2002 Non-employee Director Stock Option Policy was adopted as part of to the 2002 Stock Plan and is subject to the terms and conditions of the 2002 Stock Plan. Our 2002 Non-employee Director Stock Option Policy was approved by our Board of Directors and stockholders on February 7, 2002.

The purpose of the 2002 Non-employee Directors Stock Option Policy is to enhance our ability to attract and retain the best available non-employee directors, and thereby to promote the success of our business. The 2002 Non-employee Directors Stock Option Policy establishes an automatic option grant program for the grant of awards to non-employee directors. Upon its adoption, all non-employee directors received a fully vested option to purchase 3,000 shares of common stock, at an exercise price equal to the stock’s fair market value on the date of the grant. Non-employee directors also received a fully vested option to purchase 1,000 shares for every committee on which each such director serves (with a similar exercise price). A similar grant will be made annually on each anniversary of the adoption of the policy for directors then in office. On February 7, 2002, options to purchase 5,000 shares, at an exercise price of $5.25 per share, were issued to Mr. Puton, and options to purchase 4,000 shares, at an exercise price of $5.25, were issued to each of Messrs. Galbo and Watson and Dr. Salam. Timothy T. Crane, a former member of our Board of Directors who resigned on June 17, 2002 due to a potential conflict of interest, also received an option to purchase 4,000 shares at an exercise price of $5.25 per share on that date. Edward Hahn, a former member of our Board of Directors who resigned in August 2002, waived his right to receive options under the terms of the 2002 Non-employee Directors Stock Option Policy. One of our current directors, Charles J. Silva, Jr., who is otherwise entitled to receive options under the 2002 Non-employee Director Stock Option Policy, has also waived his right to receive options under the Policy.

Our Board of Directors has the authority to amend, suspend or terminate the 2002 Non-employee Directors Stock Option Policy, provided that no such action may affect awards to non-employee directors previously granted under the program unless agreed to by the affected non-employee directors. Unless terminated sooner, the 2002 Non-employee Directors Stock Option Policy will terminate automatically when the 2002 Stock Plan terminates.

401(k) Plan.    In 1999, we adopted a defined contribution plan established under the guidelines of Section 401(k) of the Internal Revenue Code which covers all employees. Employees are eligible to participate in the plan at the beginning of the first month following the date of hire. Employees may contribute up to 15% of eligible pay on a pre-tax basis. We make a matching contribution of 25% of employee contributions up to 1% of eligible salary. Our matching contributions vest 25% at the end of an employee’s first year of employment, 50% at the end of his or her second year, and 100% at the end of his or her third year.

Indemnification

We incorporated in the State of Delaware on July 3, 1996. Our charter documents provide that we will indemnify all of our directors and officers to the fullest extent permitted by Delaware law. Our charter documents also authorize us to indemnify our employees and other agents, at our option, to the fullest extent permitted by Delaware law. We believe that these provisions and agreements will assist us in attracting and retaining qualified persons to serve as directors and officers.

Delaware law permits a corporation to provide in its charter that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for liability arising under Section 174 of the General Corporation Law of the State of Delaware, or for any transaction from which the director derived an improper personal benefit. Our Amended and Restated Certificate of Incorporation provides for the elimination of personal liability of a director for breach of fiduciary duty, as permitted by Delaware law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons in accordance with the provisions contained in our charter documents, Delaware law or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and we will follow the court’s determination.

We will purchase and maintain insurance on behalf of our officers and directors, insuring them against liabilities that they may incur in such capacities or arising out of their status as officers and directors.

PENDING ACQUISITION

On January 24, 2002, we entered into an Asset Purchase and Sale Agreement with Hunter Associates Laboratory, Inc., which we refer to as “HunterLab”. On June 18, 2002, this agreement was amended to modify certain of its terms. HunterLab, based in Reston, Virginia, is a privately held developer and manufacturer of spectrophotometers, colorimeters and other color-measurement devices for the textile, chemical, plastic, food and paper industries. Under the terms of our agreement with HunterLab, as amended, our wholly owned subsidiary, Hunter Acquisition Corporation, will acquire substantially all of the net operating assets relating to HunterLab’s core business. If that acquisition is consummated, we will issue to HunterLab shares of our common stock worth $2.0 million (based on the initial public offering price) and will also pay HunterLab $2.5 million in cash. We will also assume or satisfy certain debt owed by HunterLab, in an amount not to exceed $1.0 million. We anticipate that we will also pay $500,000 in transition and integration expenses (including retention bonuses to six of HunterLab’s key management team).

Although shares issued to HunterLab will not be registered under the Securities Act or under any state securities laws, the agreement provides HunterLab (or its assignees) with the right to a single demand registration of the shares that we will issue to HunterLab in connection with the acquisition after the six-month anniversary of the closing of this acquisition.

HunterLab will retain all of its interests in its subsidiaries, which include Smart Machine Vision, Inc. and a German subsidiary used as a sales office. Smart Machine Vision is a majority-owned subsidiary of HunterLab; it owns a certain color-sensing product, known as BeefCam™, which is used in conjunction with meat and poultry processing and quality control.

We anticipate that we will consummate this transaction within 30 days after the closing of our initial public offering. We may terminate the acquisition agreement prior to the closing of the HunterLab transaction under certain limited circumstances, and the Asset Purchase and Sale Agreement provides HunterLab the right to terminate the transaction under certain limited circumstances. For example, under the agreement, HunterLab may choose not to proceed with this acquisition in the event that we do not consummate this offering by November 15, 2002 or consummate the acquisition of HunterLab by December 31, 2002. Additionally, if we are unable to consummate this offering by December 24, 2002 or consummate the acquisition by December 31, 2002, we will be obligated to pay HunterLab $500,000 in cash.

In connection with our planned acquisition, we plan to:

•	utilize HunterLab’s experienced sales force and distribution network to cross-sell our optically-based product offerings to large manufacturing companies;

•	leverage our VeriCam™ technology to address new color sensing opportunities;

•	consolidate resources in engineering, research and development and finance; and

•	redirect a portion of HunterLab’s electro-optic service staff to address our clients’ product and maintenance needs.

Because this acquisition has not yet been consummated, and because HunterLab may terminate the acquisition agreement under certain limited circumstances, we can give no assurance that we will consummate this acquisition. If we do not consummate that acquisition, we may elect to use some of the proceeds of this offering to consummate other acquisitions of equivalent manufacturing enterprises, although we currently have no agreement in effect with respect to any other acquisition.

RELATED PARTY TRANSACTIONS

SpectraDisc Corporation

On May 28, 1999, SpectraDisc Corporation was incorporated in the State of Delaware. SpectraDisc was formed to develop and commercialize optical storage media technologies for the creation of, among other things, limited-play CDs and DVDs. On June 30, 1999, we entered into a Purchase Agreement whereby we received 1,250,000 shares of SpectraDisc’s Series A Preferred Stock in consideration for:

•	a royalty-free exclusive license to certain of our patent rights in the field of limited-play CDs and DVDs; and

•	100,000 shares of Spectra Systems’ Series D Preferred Stock.

Additionally, we entered into a research agreement with SpectraDisc, dated June 30, 1999, to perform certain research and development services on behalf of SpectraDisc.

On March 15, 2001, we converted certain debt owed to us by SpectraDisc into approximately 2,425,500 shares of SpectraDisc common stock. Immediately following that conversion, we distributed all but 600,000 of the shares of SpectraDisc equity held by us to a voting trust, the beneficiaries of which are the shareholders and certain warrant holders of Spectra Systems as of that date. Neither Spectra Systems nor any of its officers, directors, employees, or affiliates exercises voting control over that voting trust. We have retained ownership and voting control of approximately 8% of SpectraDisc’s issued and outstanding equity. In addition, three of our directors (Mr. Puton and Drs. Lawandy and Salam) are also members of SpectraDisc’s five member Board of Directors. Our President and Chief Executive Officer, Nabil M. Lawandy, is also the current Chief Executive Officer of SpectraDisc.

On March 15, 2001, SpectraDisc received a $2.8 million investment from an unaffiliated third party. In conjunction with that investment, the research agreement between Spectra Systems and SpectraDisc was amended and restated to provide SpectraDisc with a license to certain of our technologies for use in the field of digital media that are read optically (e.g., CDs, DVDs and similar technologies). Discoveries and inventions developed during the course of the research agreement will be owned by SpectraDisc; however, we will receive an exclusive worldwide license to any such improvements for use in the marking, sensing, tracking and authentication fields.

Consulting Services

From July 1997 to September 18, 2002, one of our directors, Dr. Salam, has been granted warrants to purchase an aggregate of 738,781 shares of our common stock for consulting services rendered to us.

Crane & Co., Inc. and Technical Graphics, Inc.

We entered into a license agreement with Crane & Co., Inc., one of our stockholders, and its subsidiary, Technical Graphics, Inc., on March 1, 1997 and amended that agreement on June 23, 1998 and again on January 1, 1999. Under that agreement, Technical Graphics, Inc. agreed to purchase its requirements of phosphorescent materials used in the production of a certain currency’s security threads, and to jointly research and develop technologies relating to phosphorescent threads. Under this agreement, we have recognized $2.0 million in revenue during the term of this agreement.

Albany International Corp.

Albany International Corp., one of our shareholders, and its affiliates, Albany International Research Co., Beier Albany & Co. and Beier Albany & Co. (Proprietary) Ltd., have provided us with research and development and consulting services pursuant to an exclusive worldwide License Agreement dated November 7, 1997, as amended November 4, 1998. Albany International Corp. also agreed to manufacture and sell textile products incorporating our dispersed laser textile products developed for use in garment and textile identification pursuant to exclusive worldwide Supply Agreements, dated November 7, 1997 and January 1, 2001. Charles J. Silva, Jr. is Vice President and General Counsel of Albany International Corp. and is also a member of our Board of Directors.

PRINCIPAL STOCKHOLDERS

The table on the following page sets forth the beneficial ownership of our common stock as of September 15, 2002 and as adjusted to reflect the sale of the shares of common stock in this offering by:

•	each person or entity known by us to own beneficially more than 5% of our common stock;

•	our Chief Executive Officer, each of the other named executive officers and each of our directors; and

•	all of our executive officers and directors as a group.
Beneficial ownership is calculated based on 10,489,907 shares of our common stock outstanding as of the date of this prospectus and [        ] shares immediately following the closing of this offering assuming that the underwriters do not exercise their overallotment option and none of our options or warrants are exercised.

Options, warrants and other rights to acquire securities within 60 days of the date of this prospectus are deemed outstanding for the purposes of calculating beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Beneficial ownership as set forth in this table generally includes voting or investment power with respect to securities.

The address of each of our officers and directors is c/o Spectra Systems Corporation, 321 South Main Street, Suite 102, Providence, Rhode Island 02903.

Beneficial Owner	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned
			Before Offering	Post Offering
5% stockholders
Albany International Corp.	1,777,778	(1)	16.9%
PO Box 1907
Albany, NY 12201-1907

Crane & Co., Inc.	731,147	(2)	6.9%
30 South Street
Dalton, MA 01226

Industrie Group, S.A.	1,159,460		11.0%
P.O. Box N4901
British American Insurance Building
3rd Floor
Marlborough Street
Nassau, Bahamas

EuroBusiness Angels	604,500	(3)	5.7%
38 Avenues des Klauwaerts
Ixelles, 1050 Bruxelles
Belgium

Directors
P. C. Galbo	7,000	(4)	*
N. M. Lawandy	1,960,706	(5)	16.8%
R. Puton	157,334	(6)	1.5%
O. Salam	1,168,395	(7)	10.6%
C. J. Silva	1,777,778	(1)	16.9%
P. Watson	135,750	(8)	1.2%	—

Officers
S. A. Sacco	84,000	(9)	*	*
E. Herbst	—	(10)	*
W. C. Goltsos	69,666	(11)	*	*
R. S. Afzal	16,666	(12)	*	*
S. A. Tillotson	70,000	(13)	*	*
T. J. Driscoll	61,100	(14)	*	*
Directors and Officers as a Group(14)	5,508,395	(15)	41.0%

(1)	Consists of 1,777,778 shares held by Albany International Corp. Charles J. Silva, Jr., a member of our Board of Directors, is Albany International Corp.’s Vice President and General Counsel.
(2)	Consists of 679,067 shares and 52,080 shares subject to purchase pursuant to warrants at an exercise price of $2.50 per share.
(3)	Consists of 534,500 shares and 203,332 shares subject to purchase pursuant to warrants at an exercise price of $5.00 per share.
(4)	Consists of 3,000 shares subject to purchase pursuant to options at an exercise price of $1.00 per share and 4,000 shares to purchase pursuant to options at an exercise price of $5.25 per share.
(5)
Consists of 794,118 shares and (i) 691,588 shares subject to purchase pursuant to options at an exercise price of $0.01 per share; (ii) 200,000 shares subject to purchase pursuant to options at an exercise price of $0.50 per share; (iii) 175,000 shares to purchase pursuant to options at an exercise price of $1.00 per share; and (iv) 100,000 shares subject to purchase pursuant to options at an exercise price of $5.25 per share. Does not include 450,000 shares subject to purchase pursuant to unvested options at an exercise price of $1.00 per share.

(6)
Consists of 92,667 shares and (i) 16,667 shares subject to purchase pursuant to warrants at an exercise price of $4.00 per share; (ii) 40,000 shares subject to purchase pursuant to options at an exercise price of $5.00 per share; and (iii) 5,000 shares subject to purchase pursuant to options at an exercise price of $5.25 per share.

(7)
Consists of 459,040 shares and (i) 100,000 shares subject to purchase pursuant to warrants at an exercise price of $4.00 per share; (ii) 390,355 shares subject to purchase pursuant to options at an exercise price of $5.00 per share; (iii) 4,000 shares subject to purchase pursuant to options at an exercise price of $5.25 per share; and (iv) 25,000 shares subject to purchase pursuant to options at an exercise price of 7.50 per share.

(8)	Consists of 131,750 shares and 4,000 shares subject to purchase pursuant to options at an exercise price of $5.25 per share.
(9)
Consists of 84,000 shares subject to purchase pursuant to options at an exercise price of $0.50 per share. Does not include 100,000 shares subject to purchase pursuant to unvested options at an exercise price of $1.00 per share.

(10)	Does not include 100,000 shares subject to purchase pursuant to unvested options at an exercise price of $5.25 per share.
(11)
Consists of 59,666 shares and 10,000 shares subject to purchase pursuant to options at an exercise price of $1.00 per share. Does not include 17,334 shares subject to purchase pursuant to unvested options at an exercise price of $0.50 per share.

(12)
Consists of 16,666 shares subject to purchase pursuant to options at an exercise price of $3.00 per share. Does not include 33,334 shares subject to purchase pursuant to unvested options at an exercise price of $3.00 per share.

(13)
Consists of 10,000 shares and (i) 45,000 shares subject to purchase pursuant to options at an exercise price of $0.50 per share; and (ii) 15,000 shares subject to purchase pursuant to options at an exercise price of $1.00 per share. Does not include 30,000 shares subject to purchase pursuant to unvested options at an exercise price of $1.00 per share.

(14)
Consists of 46,000 shares and (i) 5,100 shares subject to purchase pursuant to options at an exercise price of $0.50 per share; and (ii) 10,000 shares subject to purchase pursuant to options at an exercise price of $1.00 per share. Does not include 27,000 shares subject to purchase pursuant to unvested options at an exercise price of $5.25 per share.

(15)	Consists of 3,564,019 shares and 1,944,376 shares subject to purchase pursuant to options and warrants.

DESCRIPTION OF CAPITAL STOCK

In connection with this offering, our charter will be amended to provide that our authorized capital will consist of 30,000,000 shares of authorized common stock and 1,725,000 shares of preferred stock. The following description of our capital stock is subject to, and qualified in its entirety by, the provisions of our Amended and Restated Certificate of Incorporation and By-laws, which are included as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

Common Stock

As a result of the conversion of our preferred stock into shares of our common stock (described below) and the issuance of shares in this offering (assuming no exercise by the underwriter of its over-allotment option and no exercise of other outstanding warrants or options), we anticipate that we will have [            ] shares of common stock issued and outstanding immediately following this offering.

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors. Cumulative voting of shares of our common stock is not permitted with respect to the election of our directors.

Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends as may be declared by the Board of Directors out of funds legally available for such purpose, as well as any distributions to the stockholders.

In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to shares of our common stock.

All outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

Upon the closing of this offering, all of our then outstanding shares of preferred stock will automatically convert into common stock on a one-for-one basis, and all of those shares of preferred stock will be cancelled. Immediately following this offering, our charter will provide for 1,725,000 shares of authorized preferred stock, all of which will be undesignated or “blank check” preferred stock.

Registration Rights

Immediately following the closing of this offering, and assuming we comply with other requirements, the holders of approximately 9,402,000 issued and outstanding shares of our common stock and warrants to purchase approximately 413,000 shares will have the right to cause us to register their shares of common stock under the Securities Act of 1933, as amended.

With respect to our current registration rights agreements, the stockholders who are parties to those agreements will be entitled to, subject to certain limitations:

•	demand the registration of the securities beginning no earlier than four months from the consummation of this offering;

•	unlimited “piggyback” or incidental registration rights (except with respect to this offering and certain other limited forms of registrations); and

•	unlimited registrations on Form S-3 promulgated by the Securities and Exchange Commission, when that form is available for use by us.

Upon consummation of our acquisition of HunterLab, we will grant registration rights with respect to $2.0 million of shares of our common stock (based on the offering price in this offering) that we will issue as consideration in that acquisition. Under the terms of the registration rights agreement that we anticipate we will enter into with HunterLab, HunterLab (or its assignees) will have the right to a single demand registration of the shares issued to HunterLab in connection with that acquisition no earlier than six months from the date the acquisition is consummated.

Certificate of Incorporation and By-laws

Our Amended and Restated Certificate of Incorporation and By-laws will contain provisions that could have the effect of discouraging potential acquisition proposals or delay or prevent a change in control. In particular, our Amended and Restated Certificate of Incorporation and By-laws among other things:

•
provide that our Board of Directors will be divided into three classes of directors, as nearly equal in number as is reasonably possible, serving staggered terms so that directors’ initial terms will expire at the first, second and third succeeding annual meeting of the stockholders following our initial public offering, respectively, and at each succeeding annual meeting (directors elected to succeed those directors whose terms are expiring at that meeting shall be elected for a three-year term of office);

•	provide that special meetings of the stockholders may be called only by our President or our Secretary or at the direction of the Board of Directors;

•	do not include a provision for cumulative voting in the election of directors; and

•	provide that vacancies on our Board of Directors may be filled by a majority of directors in office, although less than a quorum, and not by the stockholders.

These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board and in the policies formulated by them, and to discourage certain types of transactions that may involve an actual or threatened change in control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares. These provisions also may have the effect of preventing changes in our management.

Statutory Business Combination Provision

Upon the completion of this offering, we will be subject to Section 203 of the Delaware General Corporation Law, which prohibits (except under certain circumstances) a publicly-held Delaware corporation from consummating a “business combination” with an “interested stockholder” for a period of three years after the date such person became an “interested stockholder”, unless:

•
before such person became an interested stockholder, the Board of Directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•
upon the closing of the transaction that resulted in the interested stockholder becoming such, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares held by directors who are also officers of the corporation and shares held by employee stock plans; or

•
following the transaction in which such person became an interested stockholder, the business combination is approved by the Board of Directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

The term “interested stockholder” generally is defined as a person who, together with affiliates and associates, owns, or, within the prior three years, owned, 15% or more of a corporation’s outstanding voting stock. The term “business combination” includes mergers, consolidations, asset sales involving 10% or more of a corporations’ assets and other similar transactions resulting in a financial benefit to an interested stockholder. Section 203 makes it difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period. A Delaware corporation may “opt out” of Section 203 with an express provision in its original Certificate of Incorporation or By-laws resulting from an amendment approved by holders of at least a majority of the outstanding voting stock. Neither our Amended and Restated Certificate of Incorporation nor our By-laws contain such an exclusion.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Bank of New York. Its address is: One Wall Street, 31st Floor, New York, New York 10286. Its telephone number is (212) 635-1569.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and no predictions can be made regarding the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions that apply to resale. Nevertheless, sales of our shares in the public market after the restrictions lapse or the perception that such sales may occur, could adversely affect the prevailing market price.

Sale of Restricted Shares and Lock-Up Agreements

Upon completion of this offering, we will have an aggregate of [            ] outstanding shares of common stock, assuming no exercise by the underwriters of their over-allotment option and no exercise of any of our outstanding options or warrants. Of these shares, the [            ] shares sold in this offering, plus any shares issued upon exercise of the underwriters’ overallotment option, will be freely tradeable without restriction under the Securities Act of 1933, as amended, unless purchased by our “affiliates”, as that term is defined in Rule 144 under the Securities Act, or unless purchased pursuant to our directed share program or by persons otherwise subject to lock-up agreements. In general, “affiliates” include officers, directors and 10% or greater stockholders.

The remaining shares outstanding are “restricted securities” within the meaning of Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration, such as under Rule 144 promulgated under the Securities Act, which is discussed below. Of the 10,489,907 shares not being sold in this offering, approximately 101,000 shares will be eligible for resale in the public market immediately after the date of the final prospectus, approximately 25,000 shares will be eligible for resale in the public market 90 days after the date of the final prospectus, and the balance of these shares will be eligible for resale in the public market 180 or more days after the date of the final prospectus upon the expiration of lock-up agreements many of our stockholders have with the underwriter or us.

We also have 4,466,096 shares subject to issuance pursuant to immediately exercisable warrants. Of the shares underlying these warrants, approximately 4,290,000 shares are subject to lockup agreements and the balance will be available for resale. Sales of these restricted securities in the public market, or the availability of such shares for sale could adversely affect the market price of the common stock.

Prior to the closing of this offering, our directors, officers and stockholders holding, in the aggregate, approximately 96% of our outstanding stock will be subject to lock-up agreements with us or the underwriters generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock, or any securities exercisable for or convertible into our common stock, owned by them for a period of 180 days after the date of this prospectus without the prior written consent of our underwriters. Notwithstanding possible earlier eligibility for sale under the provisions of Rules 144 and 701, shares subject to lock-up agreements cannot be sold until the lock-up agreements expire or are waived by our underwriters.

Under our current registration rights agreements, the holders of approximately 9,402,000 shares that will be outstanding after this offering and the holders of warrants to purchase approximately 413,000 shares of common stock are entitled to require us to register the sales of their shares under the Securities Act, subject to limitations specified in those agreements. We also anticipate that we will enter into a registration rights agreement with HunterLab with respect to the shares we will issue to HunterLab in that acquisition

Rule 144

Under Rule 144 as in effect on the date of this prospectus, any person, including any of our affiliates, who has beneficially owned restricted securities for at least one year would (subject to the lock-up agreements described above) be entitled, beginning 90 days after the date of this prospectus, to sell within any three-month period a number of shares that, together with sales of any securities with which such person’s sales must be aggregated, does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the Securities and Exchange Commission.

Sales of restricted securities under Rule 144 are also subject to certain requirements with respect to manner of sale, notice, and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner who was not an affiliate, would (subject to the lock-up agreements described above) be entitled to sell immediately shares without complying with the public information, manner of sale and volume limitation or notice provisions of Rule 144.

Stock Options

We intend to file a registration statement on Form S-8 under the Securities Act covering approximately 2,890,000 shares of common stock reserved for issuance under our stock option plans and other option grants. This registration statement is expected to be filed soon after the date of this prospectus and will become effective automatically upon filing. As a result, any shares acquired upon the exercise of options granted under these plans or grants also will be freely tradable in the public market (unless subject to the lock-up agreements described above). However, such shares held by affiliates still will be subject to the public information, manner of sale, volume limitation or notice provision of Rule 144 requirements of Rule 144 (unless those shares are otherwise resaleable under Rule 701).

In addition to possibly being able to sell option shares without restriction under Form S-8 registration statement when effective, persons other than our affiliates are allowed under Rule 701 of the Securities Act to sell shares of our common stock issued upon exercise of stock options beginning 90 days after the date of this prospectus (subject to the lock-up agreements described above), subject only to the manner of sale provisions of Rule 144 and to the lock-up period related to this offering. Our affiliates may (subject to the lock-up agreements described above) also begin selling option shares beginning 90 days after the date of this prospectus, but are subject to all of the Rule 144 restrictions.

UNDERWRITING

We have entered into an underwriting agreement with First Albany Corporation with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, First Albany Corporation has agreed to purchase from us the number of shares set forth opposite its name on the table below at the public offering price, less the underwriting discounts and commissions, as set forth on the cover page of this prospectus.

Name	Number of Shares
First Albany Corporation

Total	[	]

The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock offered hereby are conditional and may be terminated at its discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are committed to purchase all of the shares of common stock being offered by us if any shares are purchased.

The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of the prospectus. The underwriting fee is an amount equal to the offering price to the public less the amount paid per share by the underwriters to us. The underwriters may offer the common stock to securities dealers at the price to the public less a concession not in excess of $         per share. Securities dealers may reallow a concession not in excess of $         per share to other dealers. After the shares of common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

We have granted to the underwriters an option exercisable not later than 30 days after the date of this prospectus, to purchase up to an aggregate of [            ] additional shares of common stock at the public offering price set forth on the cover page of this prospectus less the underwriting discounts and commissions. The underwriters may exercise this option only to cover over allotments, if any, made in connection with the sale of the common stock offered hereby.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriter in connection with this offering. These amounts are shown assuming no exercise and full exercise of the underwriter’s option to purchase additional share of common stock.

Paid by Spectra System
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $[                    ].

We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority. The underwriters are delivering this prospectus only in printed form.

The representatives of the underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act.

•
Over-allotment involves syndicate sales by the underwriters of shares of common stock in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•
Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•
Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares.

•
In passive market making, market makers in the shares of common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the shares of common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that would otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Prior to this offering, there has been no public market for shares of our common stock. Consequently, the initial public offering price has been determined by negotiations between us and the underwriters. The various factors considered in these negotiations included prevailing market conditions, the market capitalizations and the states of development of other companies that we and the underwriter believed to be comparable to us, our current financial condition, and estimates of our business potential, our results of operations in recent periods, our management, the present state of our development and other factors deemed relevant. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

We have applied for approval for trading and quotation of our common stock on the Nasdaq National Market under the symbol “SPSY.”

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Kirkpatrick & Lockhart LLP. Certain legal matters in connection with the offering will be passed upon for the underwriters by Goodwin Procter LLP.

EXPERTS

The financial statements of Spectra Systems Corporation as of December 31, 2000 and 2001, and for each of the three years in the period ended December 31, 2001 and the financial statements of Hunter Associates Laboratory, Inc. as of June 30, 2001 and 2002 and for the years then ended included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and the common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Woolworth Building, 233 Broadway, New York, New York 10279, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain copies of all or any part of these materials from the SEC upon the payment of fees prescribed by the SEC. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0300. You may also inspect these reports and other information without charge at a web site maintained by the SEC. That web site can be found at  http://www.sec.gov.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC and at the SEC’s regional offices at the addresses noted above. You also will be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s web site.

SPECTRA SYSTEMS CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Spectra Systems Corporation	Page

Report of Independent Accountants	F-2

Consolidated Balance Sheets as of December 31, 2000 and 2001, and June 30, 2002 (unaudited)	F-3

Consolidated Statements of Operations for the years ended December 31, 1999, 2000 and 2001, and for the six months ended June 30, 2001 (unaudited) and 2002 (unaudited)	F-4

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) for the years ended December 31, 1999, 2000 and 2001, and for the six months ended June 30, 2002 (unaudited)
F-5

Consolidated Statements of Cash Flows for the years ended December 31, 1999, 2000 and 2001, and for the six months ended June 30, 2001 (unaudited) and 2002 (unaudited)	F-6

Notes to Consolidated Financial Statements	F-7

Hunter Associates Laboratory, Inc.

Report of Independent Accountants	F-26

Consolidated Balance Sheets as of June 30, 2001 and 2002	F-27

Consolidated Statements of Operations for the years ended June 30, 2001 and 2002	F-28

Consolidated Statements of Stockholders’ Equity for the years ended June 30, 2001 and 2002	F-29

Consolidated Statements of Cash Flows for the years ended June 30, 2001 and 2002	F-30

Notes to Consolidated Financial Statements	F-31

Unaudited Pro Forma Financial Information

Introduction to Unaudited Pro Forma Financial Statements	P-1

Unaudited Pro Forma Combined Consolidated Balance Sheet as of June 30, 2002	P-2

Unaudited Pro Forma Statement of Operations for the six months ended June 30, 2002	P-3

Unaudited Pro Forma Statement of Operations for the year ended December 31, 2001	P-4

Notes to Unaudited Pro Forma Financial Statements	P-5

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of  Spectra Systems Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of Spectra Systems Corporation and its subsidiaries at December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1, the Company’s losses from operations and limited capital resources raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Boston, Massachusetts
February 15, 2002, except as to
Note 17 for which the date is
September 18, 2002

SPECTRA SYSTEMS CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,		June 30, 2002	Pro forma June 30, 2002
	2000	2001
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,229,116	$1,530,074	$31,361	$31,361
Restricted cash	—	—	3,250,000	3,250,000
Accounts receivable	297,436	3,972,533	5,914,953	5,914,953
Notes receivable from stockholders	500,000	870,000	—	—
Inventory	385,170	523,486	2,137,606	2,137,606
Prepaid expenses and other current assets	69,826	696,897	1,787,107	1,787,107

Total current assets	2,481,548	7,592,990	13,121,027	13,121,027
Property and equipment, net	317,564	505,290	945,470	945,470
Intangibles, net	94,994	—	—	—
Other assets	1,341	13,841	28,696	28,696

Total assets	$2,895,447	$8,112,121	$14,095,193	$14,095,193

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$186,299	$395,538	$2,531,304	$2,531,304
Accrued expenses	314,581	505,581	763,498	763,498
Deferred revenue	328,770	520,782	239,292	239,292
Line of credit	—	—	425,000	425,000
Notes payable to shareholder	—	—	250,000	250,000
Current portion of capital lease obligation	12,671	18,593	17,743	17,743
Series E preferred stock deposits	—	—	383,000	383,000

Total current liabilities	842,321	1,440,494	4,609,837	4,609,837
Capital lease obligation	13,023	27,824	50,169	50,169
Accumulated losses in excess of investment in unconsolidated affiliate	—	551,808	551,808	551,808
Convertible preferred securities issued by subsidiary	352,673	—	—	—
Commitments (Note 9)
Redeemable Convertible Preferred Stock:
Preferred stock, $0.01 par value, 10,007,178 shares authorized, of which:
4,167,000 shares are designated as Series A Redeemable Convertible Preferred Stock, 4,167,000 shares issued and outstanding at December 31, 2000, December 31, 2001 and June 30, 2002, respectively (liquidation value $4,167,000); no shares issued or outstanding at June 30, 2002, pro forma (unaudited)	4,701,102	4,701,102	4,701,102	—
1,700,000 shares are designated as Series B Redeemable Convertible Preferred Stock, 1,653,666 shares issued and outstanding at December 31, 2000 and 2001 and June 30, 2002, respectively (liquidation value $2,480,499); no shares issued or outstanding at June 30, 2002, pro forma (unaudited)	2,278,307	1,587,901	1,587,901	—
1,777,778 shares are designated as Series C Redeemable Convertible, Preferred Stock, 1,777,778 shares issued and outstanding at December 31, 2000 and 2001 and June 30, 2002, respectively (liquidation value $4,000,000); no shares issued or outstanding at June 30, 2002 pro forma (unaudited)	3,966,171	3,966,171	3,966,171	—
2,362,400 shares are designated as Series D Redeemable Convertible Preferred Stock, 822,400 and 1,616,300 shares issued and outstanding at December 31, 2000 and 2001 and June 30, 2002, respectively (liquidation value $8,081,500 at December 31, 2001); no shares issued or outstanding at June 30, 2002 pro forma (unaudited)	3,679,030	6,191,700	6,191,700	—
Notes receivable from stockholders	(500,000)	—	—	—
Stockholders’ equity (deficit):
Preferred stock, $0.01 par value, 2,000,000 shares authorized	—	—	—	—
Common stock, $0.01 par value, 23,000,000 shares authorized, 986,436, 1,045,769 and 1,088,252 shares issued and outstanding at December 31, 2000 and 2001 and June 30, 2002 respectively; 10,302,966 issued and outstanding at June 30, 2002, pro forma (unaudited)	9,864	10,458	10,883	103,030
Additional paid-in capital	190,996	1,783,404	2,055,556	18,410,283
Deferred stock-based compensation	—	(55,433)	(168,472)	(168,472)
Accumulated deficit	(12,638,040)	(12,093,308)	(9,461,462)	(9,461,462)

Total stockholders’ equity (deficit)	(12,437,180)	(10,354,879)	(7,563,495)	8,883,379

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$2,895,447	$8,112,121	$14,095,193	$14,095,193

The accompanying notes are an integral part of these consolidated financial statements.

SPECTRA SYSTEMS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,			Six months ended
				June 30, 2001	June 30, 2002
	1999	2000	2001
				(unaudited)
Revenues:
Product	$1,411,975	$1,639,508	$6,290,638	$1,528,137	$6,470,896
Service	350,797	—	563,835	277,335	286,500

Total revenues	1,762,772	1,639,508	6,854,473	1,805,472	6,757,396
Cost of revenues:
Product	340,464	758,183	3,175,927	1,256,191	1,109,011
Service	466,825	—	496,621	388,762	231,502

Total cost of revenues	807,289	758,183	3,672,548	1,644,953	1,340,513

Gross profit	955,483	881,325	3,181,925	160,519	5,416,883
Operating expenses:
Research and development	1,941,386	1,345,354	1,309,804	644,868	1,106,174
Selling, general and administrative	1,651,598	2,157,215	1,160,604	623,648	1,699,133

Total operating expenses	3,592,984	3,502,569	2,470,408	1,268,516	2,805,307

Income (loss) from operations	(2,637,501)	(2,621,244)	711,517	(1,107,997)	2,611,576

Other income, net	89,740	51,853	72,387	26,970	23,718
Management fee income, net	—	—	10,828	21,896	(3,448)
(Loss) in unconsolidated affiliate	—	—	(250,000)	(250,000)	—

Income (loss) before discontinued operations	(2,547,761)	(2,569,391)	544,732	(1,309,131)	2,631,846
Discontinued operations:
(Loss) from operations of Millennium Textiles	(507,450)	—	—	—	—
(Loss) on disposal of Millennium Textiles	(766,813)	—	—	—	—

Net loss from discontinued operations	(1,274,263)	—	—	—	—

Net income (loss)	$(3,822,024)	$(2,569,391)	$544,732	$(1,309,131)	$2,631,846

Basic net income (loss) available to common stockholders per share:
Continuing operations	$(2.95)	$(2.74)	$0.54	$(1.30)	$2.44
Discontinued operations	(1.47)	—	—	—	—

Net income (loss) available to common stockholders	$(4.42)	$(2.74)	$0.54	$(1.30)	$2.44

Shares used in computing basic net income (loss) available to common stockholders per share	865,335	937,332	1,016,959	1,006,371	1,078,594
Diluted net income (loss) available to common stockholders per share:
Continuing operations	$(2.95)	$(2.74)	$0.05	$(1.30)	$0.20
Discontinued operations	(1.47)	—	—	—	—

Net income (loss) available to common stockholders	$(4.42)	$(2.74)	$0.05	$(1.30)	$0.20

Shares used in computing diluted net income (loss) available to common stockholders per share	865,335	937,332	11,745,677	1,006,371	13,232,145
Unaudited pro forma basic net income per share			$0.05		$0.26
Shares used in computing unaudited pro forma basic net income per share			10,231,703		10,293,338

Unaudited pro forma diluted net income per share			$0.05		$0.20
Shares used in computing unaudited pro forma diluted net income per share			11,745,677		13,232,145

The accompanying notes are an integral part of these consolidated financial statements.

SPECTRA SYSTEMS CORPORATION

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK  AND STOCKHOLDERS’ EQUITY (DEFICIT)

	Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock		Series D Redeemable Convertible Preferred Stock		Notes receivable from stockholders	Common Stock		Additional paid-in capital	Deferred stock-based compensation	Accumulated deficit	Total stockholders’ equity (deficit)
	Shares	Amounts	Shares	Amounts	Shares	Amounts	Shares	Amounts		Shares	Amounts
Balance at December 31, 1998	4,167,000	$4,167,000	1,653,666	$2,278,307	1,777,778	$3,966,171	50,000	$217,375	$—	852,604	$8,526	$—	$—	$(6,246,625)	$(6,238,099)
Exercise of stock options										70,332	703	2,266			2,969
Redemption of Series A Redeemable Convertible Preferred Stock	(477,583)	(601,755)
Issuance of Series A Redeemable Convertible Preferred Stock	477,583	1,135,857
Issuance of Series D Redeemable Convertible Preferred Stock							50,000	241,840
Net loss														(3,822,024)	(3,822,024)

Balance at December 31, 1999	4,167,000	4,701,102	1,653,666	2,278,307	1,777,778	3,966,171	100,000	459,215	—	922,936	9,229	2,266	—	(10,068,649)	(10,057,154)
Exercise of stock options										63,500	635	2,003			2,638
Issuance of Series D Redeemable Convertible Preferred Stock and common stock warrants							722,400	3,219,815				186,727			186,727
Issuance of note receivable									(500,000)
Net loss														(2,569,391)	(2,569,391)

Balance at December 31, 2000	4,167,000	4,701,102	1,653,666	2,278,307	1,777,778	3,966,171	822,400	3,679,030	(500,000)	986,436	9,864	190,996	—	(12,638,040)	(12,437,180)
Exercise of stock options										59,333	594	17,744			18,338
Deferred compensation related to grants of stock options												56,608	(56,608)		—
Stock-based compensation												7,110	1,175		8,285
Issuance of Series D Redeemable Convertible Preferred Stock and common stock warrants							693,900	2,512,670				467,867			467,867
Series D Redeemable Convertible Preferred Stock issued to previously consolidated affiliate							100,000	—							—
Capital contribution by shareholder of subsidiary												352,673			352,673
Extension of term of warrants for Series B investors				(690,406)								690,406			690,406
Payment of notes receivable									500,000
Net income														544,732	544,732

Balance at December 31, 2001	4,167,000	4,701,102	1,653,666	1,587,901	1,777,778	3,966,171	1,616,300	6,191,700	—	1,045,769	10,458	1,783,404	(55,433)	(12,093,308)	(10,354,879)
Exercise of stock options										37,433	374	20,392			20,766
Issuance of common stock in exchange for license										5,050	51	29,789			29,840
Deferred compensation related to grants of stock options												149,831	(149,831)		—
Stock-based compensation												72,140	36,792		108,932
Net income														2,631,846	2,631,846

Balance at June 30, 2002 (unaudited)	4,167,000	$4,701,102	1,653,666	$1,587,901	1,777,778	$3,966,171	1,616,300	$6,191,700	$—	1,088,252	$10,883	$2,055,556	$(168,472)	$(9,461,462)	$(7,563,495)

The accompanying notes are an integral part of these consolidated financial statements.

SPECTRA SYSTEMS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,			Six months ended June 30,
	1999	2000	2001	2001	2002
				(unaudited)
Cash flows from operating activities:
Net income (loss)	$(3,822,024)	$(2,569,391)	$544,732	$(1,309,131)	$2,631,846
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	538,458	511,160	312,610	175,572	118,579
(Gain) loss on disposition of fixed assets	356,309	(2,141)	—	—	—
Write-offs of intangibles	106,824	—	—	—	—
Stock compensation expense	—	—	8,285	—	108,932
Loss in unconsolidated affiliate	—	—	250,000	250,000	—
Changes in operating assets and liabilities:
Accounts receivable	342,265	(110,651)	(3,675,097)	(191,464)	(1,942,420)
Inventory	290,191	(154,243)	(138,316)	(182,363)	(1,614,120)
Prepaid expenses and other current assets	(155,060)	474,489	(627,071)	(75,993)	(1,088,222)
Other long-term assets	(7,742)	25,001	(12,500)	12,500	12,997
Accounts payable	4,939	(208,746)	209,239	173,449	2,135,766
Accrued expenses	147,260	(18,574)	191,000	72,182	257,917
Deferred revenue	—	328,770	192,012	371,070	(281,490)
Losses in excess of investment in unconsolidated affiliate	—	—	301,808	301,808	—

Net cash provided by (used in) operating activities	(2,198,580)	(1,724,326)	(2,443,298)	(402,370)	339,785

Cash flows from investing activities:
Purchases of property, plant and equipment	(308,428)	(53,110)	(371,507)	(197,791)	(524,924)
Repayment of Grant	(176,062)	—	—	—	—
Proceeds from sale of fixed assets	58,500	15,400	—	—	—

Net cash used in investing activities	(425,990)	(37,710)	(371,507)	(197,791)	(524,924)

Cash flows from financing activities:
Proceeds from line of credit	113,167	—	—	—	425,000
Repayment on line of credit	—	(494,215)	—	—	—
Proceeds from note payable	—	—	—	—	250,000
Principal payments on capital lease	(878)	(11,245)	(13,112)	(6,147)	(12,340)
Repurchase of Series A Preferred Stock	(601,755)	—	—	—	—
Proceeds from issuance of Series A Preferred Stock	1,135,857	—	—	—	—
Proceeds from issuance of Subsidiary’s Series A Preferred Stock	352,673	—	—	—	—
Repayment of Shareholder Note Receivable issued for Series D Preferred Stock	—	—	1,000,000	1,000,000	870,000
Proceeds from issuance of Series D Preferred Stock and warrants	241,840	2,406,542	2,110,537	344,757	—
Proceeds from Series E Preferred Stock deposits	—	—	—	—	383,000
Proceeds from exercise of stock options	2,969	2,638	18,338	2,671	20,766
Restricted cash	—	500,000	—	—	(3,250,000)

Net cash provided by (used in) financing activities	1,243,873	2,403,720	3,115,763	1,341,281	(1,313,574)

Net increase (decrease) in cash and cash equivalents	(1,380,697)	641,684	300,958	741,120	(1,498,713)
Cash and cash equivalents at beginning of period	1,968,129	587,432	1,229,116	1,229,116	1,530,074

Cash and cash equivalents at end of period	$587,432	$1,229,116	$1,530,074	$1,970,236	$31,361

Supplemental disclosure of cash flow information:
Interest paid	$375	$3,793	$2,640	$1,373	$6,237
Supplemental disclosure of noncash investing and financing activities:
Acquisition of property and equipment under capital leases	$37,817	$—	$33,835	—	$33,835
Series D Preferred Stock issued as payment for services	—	—	100,000	$100,000	—
Issuance of shareholder Note Receivable for Series D Preferred Stock	—	1,000,000	870,000	218,000	—
Issuance of common stock in exchange for license	—	—	—	—	29,840
Capital contribution by shareholder of subsidiary	—	—	—	352,673	—

The accompanying notes are an integral part of these consolidated financial statements.

SPECTRA SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Background and Basis of Presentation

Background

Spectra Systems Corporation (the “Corporation”) develops and sells integrated systems that enable customers to mark, track and authenticate products, documents and information as well as to monitor the manufacturing quality of products in both industrial and high-security environments. The integrated systems combine consumables and engineered optical materials with software and hardware for use in authentication, processing and manufacturing applications. The Company develops and sells its integrated solutions across a spectrum of markets, including currency manufacturing, industrial logistics and textile services.

The Company was incorporated on July 3, 1996 in Delaware as Spectra Acquisition Corp. On August 26, 1996, the Company purchased substantially all of the assets of SSC Science Corporation (“SSCSC”) and changed its name to Spectra Science Corporation. The assets were purchased for $1,654,000 in cash plus common stock warrants (Note 12). The acquisition was accounted for using the purchase method of accounting. On May 19, 1998, the Company formed Millennium Textiles, Inc. (“Millennium”) as a wholly-owned subsidiary. On September 15, 1998, the Company purchased, through its Millennium subsidiary, substantially all of the assets of Redeemed Clothing Manufacturing Company. The acquisition was accounted for using the purchase method of accounting.

During August 1999, the Company ceased operations at Millennium. The results of Millennium’s operations through the date operations were ceased are presented separately as discontinued operations in the accompanying statement of operations. Millennium had revenue of $3,052,243 in 1999.

On May 28, 1999, the Company incorporated SpectraDisc Corporation (SpectraDisc), a majority owned subsidiary, to develop limited-play CD and DVD technology for the mass consumer entertainment and advertising markets. In February 2001, the Company restructured its majority ownership investment in SpectraDisc. The Company’s ownership interest was reduced to 8% on a fully-diluted basis. Subsequent to the restructuring, the Company no longer exercised effective control over SpectraDisc.

On June 8, 2001, the Company changed its name to Spectra Systems Corporation.

Liquidity and Operations

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates continuity of operations, realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has an accumulated deficit of approximately $9.3 million through June 30, 2002. The Company raised approximately $957,000 of equity (see Note 17) from January 2002 through September 2002 and management believes that planned operations will generate sufficient cash to fund the business. However, additional financing will be required during 2002 to fund the Company’s planned operations if sufficient revenue is not realized and operations are not profitable. In the event the Company’s operations are not profitable or do not generate sufficient cash to fund the business, or if the Company fails to obtain additional financing, management will have to substantially reduce its level of operations. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.    Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements reflect the operations of the Company and its majority-owned subsidiaries. All intercompany transactions are eliminated. Investments in affiliated companies which are 50% owned or less and where the Company does not exercise control, but has significant influence, are accounted for using the equity method.

SPECTRA SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unaudited Interim Financial Statements

The consolidated financial statements and related notes of the Company for the six months ended June 30, 2001 and 2002 are unaudited. Management believes the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations in such periods. Results of operations for the six months ended June 30, 2002 are not necessarily indicative of the results that may be expected for the year ended December 31, 2002, or for any other future period.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

Certain reclassifications have been made to prior consolidated financial statements to conform with current presentations.

Unaudited Pro Forma Balance Sheet

Upon the closing of the Company’s initial public offering of securities, all of the outstanding shares of Series A, B, C and D Convertible Preferred Stock will automatically covert on a 1-for-1 basis to 9,214,744 shares of the Company’s common stock, assuming an offering price of greater than $7 per share. The unaudited pro forma presentation of the balance sheet has been prepared assuming the conversion of the convertible preferred stock into common stock as of June 30, 2002.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of ninety days or less at date of acquisition to be cash equivalents.

Restricted cash represents money market investments held as collateral for certain debt and performance agreements entered into by the Company. In 1998, the Company entered into a line of credit agreement, which required $500,000 as collateral. In 2000, the collateral was relieved upon repayment of the line of credit.

(Unaudited)
In 2002, the Company entered into a performance bond agreement as required in accordance with certain terms of a sales contract. The agreement required $3.25 million in collateral.

Concentrations of Credit Risk and Significant Customers

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Company’s cash management policies restrict investments to low-risk, highly liquid securities, and the Company restricts its transactions to financial institutions with good credit standing. Concentrations of credit risk with respect to trade accounts receivable are limited due to the concentration of business with government entities. The Company does not require collateral or other security against trade receivable balances. Historically, the Company has not experienced any losses related to accounts receivable. At December 31, 2000 and 2001 and June 30, 2002, amounts due from a major central bank and a related government agency accounted for approximately 70%, 98%, and 99% of accounts receivable, respectively. Similarly, revenues resulting from services to a major central bank and a related

SPECTRA SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

government agency for the years then ended December 31, 1999, 2000 and 2001 amounted to 33%, 33% and 89% of total revenues, respectively, and 68% and 85% of total revenues for the six months ended June 30, 2001 and 2002, respectively. Revenues to commercial companies are primarily composed of sales to a single company, that represent 67%, 67% and 9% of total revenues for the years ended December 31, 1999, 2000 and 2001, respectively.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, accounts receivable and accounts payable, are carried in the consolidated financial statements at amounts that approximate their fair values at December 31, 2000 and 2001. The carrying values of such financial instruments approximated their respective fair values as of each balance sheet presented due to their short-term maturities.

Inventory

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Property and Equipment

Property and equipment is stated on the basis of cost. Depreciation is calculated using the straight-line method over the following estimated useful lives:
Laboratory equipment	3-5 years
Computer and office equipment	3-5 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter of lease term or estimated useful life
Manufacturing equipment	5 years

Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the assets and related allowances for depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in income.

The Company capitalizes certain software development costs in accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position 98-1 (“SOP 98-1”), Accounting For The Costs Of Computer Software Developed Or Obtained For Internal Use. Costs incurred for the Company’s own personnel and outside consultants who are directly associated with the development of software for internal use are capitalized. Capitalized internal-use software costs are being amortized over a period of 3 years commencing in the period in which the software is placed into use.

Goodwill and Other Intangibles

Goodwill represents the excess of the purchase price over the fair value of net identifiable assets acquired and liabilities assumed and was amortized on a straight-line basis over an estimated useful life of seven years. Other intangible assets consist primarily of patents and licenses. These assets are recorded at cost and amortized on a straight-line basis over five years. Goodwill resulted from the Company’s acquisition of Redeemed Clothing Manufacturing Company in September 1998. As of December 31, 2001, the Company had no goodwill or other indefinite lived assets.

Long-Lived Assets

The Company reviews its long-lived assets, including property, plant and equipment and identifiable intangibles for impairment, whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. To determine recoverability of its long-lived assets, the Company evaluates the

SPECTRA SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

probability that future undiscounted net cash flows will be less than the carrying amount of the assets. The amount of an impairment loss is the excess of the carrying amount of the impaired asset over the fair value of the asset. The fair value represents expected future cash flows from the use of the assets, discounted at the rate used to evaluate potential investments.

Investment in Affiliates

The Company accounts for investments in affiliates under the equity method of accounting if the Company owns less than 50% of the affiliate’s outstanding capital stock and the Company has influence over the affiliate’s daily operations. In accordance with equity method accounting, the Company records its proportionate share of the affiliate’s net income or loss. If the affiliate has cumulative losses, the Company’s proportionate share is recorded as a loss in affiliate and as a reduction to the investment in affiliate. Losses are recorded up to the original value of the investment unless there are additional funding commitments. As of December 31, 2001, the Company held an 8% ownership in one affiliate and the cumulative losses exceeded the original value of the investment. The Company recorded losses in excess of the original investment that were incurred through December 31, 2000, since the affiliate was a previously consolidated subsidiary through December 31, 2000 and the Company had consolidated the losses.

Accounting for Stock-Based Compensation

The Company accounts for stock-based awards to employees using the intrinsic value method as prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, no compensation expense is recorded for options issued to employees in fixed amounts and with fixed exercise prices at least equal to the fair market value of the Company’s common stock at the date of grant. When the exercise price of stock options granted to employees is less than the fair market value of common stock at the date of grant, the Company records that difference multiplied by the number of shares under option as deferred compensation, which is then amortized over the vesting period of the options. The Company has adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” through disclosure only. All stock-based awards to nonemployees are accounted for at their fair value in accordance with SFAS No. 123 and Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.”

Revenue Recognition

Product revenue includes sales of pigments and security pigment, inks and phosphors, long-term contracts for development and delivery of prototypes and contracts with multiple elements including nonrecurring engineering and follow-on manufacturing. Research and development services revenue includes research and development services provided for a fixed price or provided for a specified period.

Revenues related to sales of pigments and security pigment, inks and phosphors, and research and development services provided for a specified period are generally recognized when products are shipped or services are provided, the risk of loss has passed to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

Revenues from long-term prototype development contracts and fixed price research and development contracts are recorded under the percentage-of-completion method. Revenue is recorded as the work is performed based on the percentage that incurred costs bear to estimated total costs utilizing the most recent estimates of costs and funding. Changes in job performance, job conditions, and estimated profitability, including those arising from final contract settlements, may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Since many contracts extend over a long period of time, revisions in cost and funding estimates during the progress of work have the effect of adjusting earnings applicable to performance in prior periods in the current period. When the current contract estimate indicates a loss, provision is made for the total anticipated loss in the current period.

SPECTRA SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenues from multiple element arrangements are recognized once all elements of the contract are delivered unless the following criteria have been met: (1) the element subject to immediate delivery have been delivered; (2) the undelivered elements are not essential to the delivered element; (3) the fee for the delivered element is not subject to forfeiture, refund or concession based on non-performance or non-delivery of the undelivered element; and (4) the fair value of the undelivered element is determined based upon the price charged by Spectra Systems Corporation or the price charged by competitors when similar services or products are sold separately; in which case the revenues for each element will be recognized independently, in accordance with the Company’s policy.
Research and Development

Research and development expenses are expensed as incurred.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax liabilities and assets are recognized for the expected future tax consequence of temporary differences between the carrying amounts and the tax basis of assets and liabilities. A valuation allowance is recorded to offset any net deferred tax assets, if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.
Comprehensive Income (Loss)

Comprehensive income (loss) is equal to net income (loss) for all years presented.

Business Segments

The Company operates in one business segment: marking, tracking, authenticating and sensing products.

Net Income (Loss) Per Share Available to Common Stockholders and Unaudited Pro Forma Net Income Per Share Available to Common Stockholders

Basic net income (loss) available to common stockholders per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of shares of common stock outstanding. Diluted net income (loss) available to common stockholders per share is computed by dividing net income (loss) available to common stockholders by the weighted average shares of common stock outstanding, the conversion of convertible preferred stock applying the if converted method and common stock equivalents (options and warrants) outstanding during the period computed in accordance with the treasury stock method. For the years ending December 31, 1999 and 2000, there is no difference between basic and diluted net income (loss) available to common stockholders per share since potential common shares from the conversion of preferred stock and assumed exercises of stock options and warrants are antidilutive.

For the year ending December 31, 2001, diluted net income per share attributable to common stockholders is based upon the weighted average number of shares of common stock, the conversion of convertible preferred stock applying the if-converted method and common stock equivalents (options and warrants) outstanding during the period computed in accordance with the treasury stock method.

Unaudited pro forma basic net income per share available to common stockholders is computed using the weighted average number of common shares outstanding plus the assumed conversion of all convertible preferred stock into common stock.

Unaudited pro forma diluted net income per share available to common stockholders is computed using the weighted average number of common shares outstanding and weighted average common stock equivalents plus the assumed conversion of all convertible preferred stock into common stock.

SPECTRA SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Recent Accounting Pronouncements

In August 2001, the FASB issued SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.” This statement supersedes FASB Statement No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and the accounting and reporting provisions of Accounting Principles Board (“APB”) Opinion No. 30, “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” This statement requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and it broadens the presentation of discontinued operations to include more disposal transactions. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early adoption permitted. This accounting pronouncement could have a significant impact on our financial position or results of operations, should there be future asset impairments or disposals.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”). This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. EITF 94-3 allowed for an exit cost liability to be recognized at the date of an entity’s commitment to an exit plan. SFAS 146 also requires that liabilities recorded in connection with exit plans be initially measured at fair value. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early adoption encouraged. The Company does not expect the adoption of SFAS 146 will have a material impact on its financial position or results of operations.

3.    Spin-Off of SpectraDisc

In March 2001, the Company restructured its investment in SpectraDisc, which was a majority-owned subsidiary, so that SpectraDisc operates independently from Spectra Systems Corporation.

The Company’s ownership interest was reduced to 8% on a fully diluted basis. Subsequent to the restructuring, the Company no longer exercised effective control over SpectraDisc. During the period ending December 31, 2001, the Company accounted for its investment in SpectraDisc under the equity method of accounting. Since Spectra Systems Corporation’s pro rata share of SpectraDisc losses through December 31, 2000 exceeded the value of Spectra System’s investment in SpectraDisc, no losses associated with SpectraDisc operations were recorded in 2001.

During 2001, Spectra Systems Corporation provided $525,250 of research and development services to SpectraDisc. In accordance with the research and development agreement, Spectra Systems Corporation will be required to refund $250,000 if certain milestones are not met. Spectra Systems Corporation has recorded the refund commitment as a loss in unconsolidated affiliates.

4.    Inventory

Inventory consists of the following:

	December 31,		June 30, 2002 (unaudited)
	2000	2001
Raw materials	$131,308	$254,100	$1,649,916
Work in progress	230,669	237,024	272,604
Finished goods	23,193	32,362	215,086

	$385,170	$523,486	$2,137,606

SPECTRA SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.    Prepaid Expenses

Prepaid expenses consist of the following:

	December 31,		June 30, 2002 (unaudited)
	2000	2001
Initial public offering costs	$—	$383,056	$759,161
Hunter acquisition	—	231,257	860,678
Other	69,826	82,584	167,268

	$69,826	$696,897	$1,787,107

6.    Property and Equipment

Property and equipment consists of the following:

	December 31,		June 30, 2002 (unaudited)
	2000	2001
Laboratory equipment	$1,104,160	$1,167,467	$1,310,621
Computer and office equipment	145,733	287,184	651,083
Furniture and fixtures	51,074	70,890	79,014
Leasehold improvements	86,191	86,191	86,191
Manufacturing equipment	40,227	220,995	264,577

Total	1,427,385	1,832,727	2,391,486
Less: accumulated depreciation and amortization	(1,109,821)	(1,327,437)	(1,446,016)

	$317,564	$505,290	$945,470

Depreciation and amortization expense for property and equipment amounted to $395,968, $368,669 and $217,616 for the years ended December 31, 1999, 2000, and 2001, respectively, and $104,327 and $118,579 for the six months ended June 30, 2001 and 2002, respectively.

Computer and office equipment includes $37,817, $71,652, and $105,487 of equipment acquired under a capital lease for the years ended December 31, 2000 and 2001, and six months ended June 30, 2002, respectively.

At June 30, 2002 the Company has recorded $242,000 of capitalized software development costs.

7.    Intangible Assets

In July 2001, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards (“FAS”) No. 141, “Business Combinations” and FAS No. 142, “Goodwill and Other Intangible Assets.” FAS No. 141 supercedes Accounting Principles Board Opinion No. 16, “Business Combinations” and FAS No. 38, “Accounting for Preacquisition Contingencies of Purchased Enterprises.” FAS No. 142 supercedes Accounting Principles Board Opinion No. 17, “Intangible Assets.” These new statements require use of the purchase method of accounting for all business combinations initiated after June 30, 2001, thereby eliminating use of the pooling-of-interests method. Goodwill is no longer amortized and is tested for impairment annually. In addition, within six months of adopting the accounting standard, a transitional impairment test must be completed, and any impairments identified must be treated as a cumulative effect of a change in accounting principle. Additionally, new criteria have been established that determine whether an acquired intangible asset should be recognized separately from goodwill. The statements were effective for business combinations initiated after June 30, 2001, with the entire provisions of FAS No. 142 becoming effective for the Company commencing with its 2002 fiscal year. As of December 31, 2001, the Company had no goodwill or other intangible assets. The adoption of FAS No. 142 had no impact on the Company’s financial results.

SPECTRA SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible assets consist of the following:

	December 31,		June 30, 2002 (unaudited)
	2000	2001
Patents	$600,000	$600,000	$600,000
Technology licenses	14,500	14,500	14,500
Goodwill	97,953	97,953	97,953

Total	712,453	712,453	712,453
Less: accumulated amortization	(617,459)	(712,453)	(712,453)

Total intangible assets, net	$94,994	$—	$—

Amortization expense for intangible assets amounted to $142,490, $142,491 and $94,994 for the years ended December 31, 1999, 2000 and 2001, respectively, and $71,245 and $0 for the six months ended June 30, 2001 and 2002, respectively.

On May 18, 1998, the Company formed Millennium Textiles, Inc. as a wholly-owned subsidiary. On September 15, 1998, Spectra Systems Corporation purchased, through its Millennium subsidiary, substantially all of the assets of Redeemed Clothing Manufacturing Company, a textile company, for $20,275 in cash and the forgiveness of an outstanding note receivable balance of $74,725. The purchase price of $95,000 was allocated to the fair market value of assets acquired in the amount of $40,500 with the difference recognized as an increase in goodwill which was being amortized over seven years.

During August 1999, Spectra ceased operations at Millennium. The results of Millennium’s operations through the date operations were ceased are presented as discontinued operations in the statement of operations. Upon cessation of the Millennium operations, Spectra recorded a charge of $47,155 to reflect the write-off of the remaining goodwill related to the acquisition of Redeemed Clothing Manufacturing Company. The charge is included in the loss on disposal of Millennium in the consolidated statement of operations.

8.    Accruals

Accrued expenses consist of the following:

	December 31,		June 30, 2002 (unaudited)
	2000	2001
Employee compensation	$120,000	$223,602	$358,560
Professional fees	161,152	212,232	331,408
Other	33,429	69,747	73,530

	$314,581	$505,581	$763,498

9.    Commitments

The Company holds various real estate and equipment leases. The Company’s current administrative office space is under a sublease agreement, which expires on August 31, 2002 (See Note 17). The Company’s lease for laboratory space in East Providence expired March 31, 2002. The lease was renegotiated and extended through March 31, 2005. Rent was $119,286, $163,549 and $191,660 for fiscal year 1999, 2000 and 2001, respectively, and $95,860 and $107,624 for six months ended June 30, 2001 and 2002, respectively.

The Company’s subsidiary, Millennium Textiles, received a grant from the Georgia Department of Community Affairs and Haralson County, which included use of a manufacturing facility and a loan of $250,000 for leasehold improvements and equipment purchases. The grant required the Company to issue a note for expenditures under the grant. At December 31, 1998 the Company had received $176,062 under the grant and issued a note payable over 84 months at 5% interest. The note was paid off in full in 1999 in conjunction with the closing of Millennium.

SPECTRA SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2001, the Company has commitments under long-term leases requiring approximate annual payments as follows:

	Operating leases	Capital leases
2002	$176,432	$23,317
2003	125,241	8,567
2004	118,800	8,567
2005	29,700	8,567
2006 and thereafter	—	7,853

Total minimum rental payments	$450,173	56,871

Less portion representing interest		(10,454)

Present value of minimum lease payments (including current portion of $18,593)		$46,417

In 1996, and subsequently amended in 1999, the Company entered into a license agreement under which the Company obtained a nonexclusive right to use certain technology through the term of the licensor’s copyrights on such technology. The license agreement contains provisions for royalties to be paid on sales of products developed under the agreement. For the years ended December 31, 1999, 2000 and 2001, the Company recorded approximately $10,000, $10,000 and $10,000 in royalty expense, respectively.

On March 8, 1999, the Company entered into a license agreement with a stockholder who provides product consulting, technical services, and technical know-how to facilitate incorporation of the Company’s technology into products the stockholder sells to U.S. government agencies. In exchange for these services, the Company agreed to pay $200,000, of which $10,000 was due at December 31, 2001. The remaining $190,000 is due the first year in which the Company receives revenue from U.S. government agencies in connection with the sale of the stockholder’s materials incorporating the Company’s technology. In addition, the stockholder is entitled to 30% of the gross margin of future sales. For the years ended December 31, 1999, 2000 and 2001, the Company had no sales from the related technology. The term of the agreement is fifteen years from the date the U.S. government agencies commence use of the technology, but no longer than twenty years after the agreement’s effective date.

On December 4, 2000, the Company entered into a license agreement which granted the Company both exclusive and nonexclusive rights to use certain technologies through the term of the licensor’s copyrights on such technologies. In exchange, the Company is required to pay annual royalties equal to a prescribed amount or a percentage of net sales of the product developed under the agreement, whichever is greater. The licensor elected an agreement option that allowed the Company to exchange the first two years of royalties for 20,000 shares of Series D preferred stock in place of the minimum royalty due. The shares were due and issued in March 2001. As a result, $50,000 was recorded to royalty expense and $50,000 to other assets.

On January 1, 2001, the Company entered into a supply agreement with a stockholder whereby the Company has agreed to purchase each year a certain quantity of materials at established prices. Under the terms of the agreement, the Company is required to reimburse the stockholder for up to $150,000 in equipment required to be purchased in order to produce the materials. The agreement expires on December 31, 2005. At December 31, 2001, the Company has purchased no materials from the stockholder. The Company has paid in full the $150,000 in equipment purchases.

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. The Company believes that resolving these matters will not have a material adverse impact on our financial condition or results of operations.

SPECTRA SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.    Income Taxes

Significant components of deferred income taxes were as follows at December 31, 2000 and 2001:

	2000	2001
Deferred tax assets (liabilities):
Net operating loss	$4,218,202	$3,534,366
Amortization of intangibles	144,046	166,769
Research and development credit	672,838	486,010
Depreciation	(68,325)	(98,517)
Inventory capitalization	84,090	37,276
Other	209,396	160,370

Net deferred tax assets	5,260,247	4,286,274
Valuation allowance	(5,260,247)	(4,286,274)

Net deferred tax asset (liability)	$—	$—

A valuation allowance has been established for the full amount of the net deferred tax asset due to the uncertainty of realization.

At December 31, 2001, the Company had a federal and state net operating loss carryforward of $9,031,969 and $7,256,070. These federal and state net operating losses carryforwards will begin to expire, respectively, after 2016 and 2002.

At December 31, 2001, the Company also had $644,717 of research and experimentation credit carryforwards that are available to offset federal and state income taxes. The credits will begin to expire in 2011.

Under Section 382 of the Internal Revenue Code, changes in the Company’s ownership could limit the amount of loss and credit carryforwards, which can be utilized by the Company.

During the fiscal year ended December 31, 2001 Spectra Systems Corporation effected a spin-off of its subsidiary SpectraDisc. In connection with the spinoff of SpectraDisc, a net deferred tax asset and a related valuation allowance of $562,098 was transferred to SpectraDisc.

11.    Convertible Securities Issued by Subsidiary

In 1999, the Company issued preferred stock in SpectraDisc. These securities were convertible into SpectraDisc or Spectra Systems Corporation common stock. Pursuant to this agreement, the Company received $350,000 and services valued at approximately $50,000 in exchange for an equity interest in SpectraDisc of approximately 34% on a fully-diluted basis at December 31, 1999.

In connection with a subsequent financing, the holders of SpectraDisc convertible securities rescinded their right to convert their shares into Spectra Systems Common Stock. The recission was treated as a capital contribution to Spectra Systems.

12.    Stockholders’ Equity

Preferred Stock

The Company’s Certificate of Incorporation, as amended, authorizes the Company to issue 23,000,000 shares of common stock (the “Common Stock”), $0.01 par value, and 10,007,178 shares of preferred stock (the “Preferred

SPECTRA SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock”), $0.01 par value. The Board designated 4,167,000 shares of preferred stock as Series A Convertible Preferred Stock (“Series A”), 1,700,000 as Series B Convertible Preferred Stock (“Series B”), 1,777,778 as Series C Convertible Preferred Stock (“Series C”) and 2,362,400 as Series D Convertible Preferred Stock (“Series D”).

In 1999, the Company repurchased and subsequently reissued 477,583 shares of its Series A Convertible Preferred Stock. In 1999, 50,000 shares of Series D were issued for $5.00 per share.

In 2000, the Company issued an additional 722,400 shares of Series D at $5.00 per share for total proceeds of $3,612,500. The purchasers of the Series D Convertible Preferred Stock also received warrants to purchase 682,080 and 1,120,000 shares of common stock at an exercise price of $2.50 and $5.00 per share, respectively.

In March 2001, the Company issued 20,000 shares of Series D in exchange for a license agreement (Note 9). The fair value of the shares was $100,000.

In May 2001, the Company issued an additional 50,000 shares of Series D at $5.00 to an investor for total proceeds of $250,000. The purchaser received warrants to purchase 100,000 shares of common stock at an exercise price of $5.00 per share.

In June 2001, the Company issued 43,600 shares of Series D at $5.00 per share.

In July 2001, the Company issued 580,300 shares at $5.00 per share in exchange for cash proceeds of $1,760,537, net of offering costs and a note receivable in the amount of $870,000. The note was subsequently collected after December 31, 2001. The purchasers received warrants to purchase 1,391,099 shares of common stock at an exercise price of $5.00 per share.
Conversion

The preferred shares are convertible into common shares on a one-for-one basis, subject to certain adjustments. The preferred shares may be converted into common shares at the option of the stockholder at any time. Mandatory conversion is required upon a public offering of at least $7 per share with proceeds of at least $10,000,000.

Liquidation Preferences

In the event of liquidation, dissolution or winding-up of the Company, the holders of the preferred shares are entitled to a liquidation preference over the Company’s common stock. Series C and Series D stockholders shall first be entitled to receive $2.25 per share in the case of Series C preferred, and $5.00 per share in the case of Series D preferred from the assets of the company for each share held (Series C and Series D Liquidation Preference Payment). After payment to Series C and Series D stockholders, the Series B shareholders shall be entitled to receive $1.50 per share from the assets of the Company for each share held (Series B Liquidation Preference Payment). After payment to Series B stockholders, the Series A shareholders shall be entitled to receive $1 per share from the assets of the Company for each share held (Series A Liquidation Preference
Payment). If the assets of the Company are insufficient to permit the payment in full of the Series C and Series D preferred shares, then the assets available for distribution will be distributed among Series C and Series D stockholders ratably in proportion to the full amount to which they would be otherwise entitled. If the assets available for distribution exceed the amount of the Series C and Series D Liquidation Preference Payment, the assets remaining will be paid ratably to the Series B stockholders until they have received full payment of the Series B liquidation Preference Payment. Any assets remaining thereafter will be paid ratably to the Series A stockholders until they have received full payment of the Series A Liquidation Preference Payment. Any remaining assets of the

SPECTRA SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company after the Series C and Series D, Series B, and Series A Liquidation Preference Payments will be paid to the common stockholders in proportion to the number of shares of common stock held by each stockholder.

Any merger or consolidation of the Company into or with another corporation (except one in which the holders of capital stock of the Company immediately prior to such merger or consolidation continued to hold at least 51% by voting power of the capital stock of the surviving or acquiring corporation) or sale of all or substantially all of the assets of the Company, is deemed to be a liquidation of the Company.

A vote of at least 51% of the preferred stock then outstanding, voting as a single class, is required to authorize additional shares, alter liquidation preferences, declare or pay dividends, take any action resulting in merger or consolidation with another entity, or dispose of substantially all of the assets of the Company.

Dividends, Voting and Other Rights

The holders of Series A, Series B, Series C, and Series D Convertible Preferred stock shall be entitled to receive dividends prior to any distributions to common stockholders.

Dividends are to be paid to Series A, Series B, Series C and Series D stockholders as if they have converted preferred shares into common stock immediately prior to the record date for such dividend. No dividends shall be paid or declared and no other distribution shall be made with respect to Series A, Series B, Series C and Series D preferred stock unless and until equal dividends with respect to the other series of preferred stock and the common stock shall have been paid, or declared and set aside for payment.

Common and preferred stockholders vote as one class with one vote per share. Each share of preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such shares of preferred stock could be converted.

The Shareholders and the Company are parties to a Registration Rights Agreement, dated September 23, 1998, as amended, pursuant to which the stockholders have been granted certain demand registration rights and certain “piggyback” registration rights. This agreement provides that the Company will, upon the request of a stockholder, use its best efforts to cause the stockholder’s shares to be registered under the Securities Act of 1933, as amended.

Warrants

On August 26, 1996, as part of the purchase by the Company of substantially all of the assets of SSCSC, the Company issued warrants to SSCSC to purchase up to 400,000 shares of the Company’s common stock with an exercise price of $2 per share. The warrants will become exercisable only upon the earlier of a public offering closing or a significant change in control of the corporation, as defined in the agreement, and expire ten years from the date of issuance. Spectra Systems Corporation believes the fair value of these warrants to be immaterial.

On June 25, 1997, the Company issued warrants to purchase 413,417 shares of common stock, exercisable at $4.00 per share, in connection with the issuance of Series B preferred stock. These warrants expire five years from the date of issuance. Spectra Systems Corporation believes the fair value of these warrants to be immaterial.

In connection with the formation of SpectraDisc in 1999, the Company issued warrants to purchase 50,000 shares of the Company’s common stock, exercisable at $7.50 per share. The warrants are immediately exercisable and expire ten years from the date of grant. Spectra Systems Corporation believes the fair value of these warrants to be immaterial.

In 2000, the purchasers of Series D Convertible Preferred Stock also received warrants to purchase 682,080 and 1,120,000 shares of common stock at an exercise price of $2.50 and $5.00 per share, respectively. The Company

SPECTRA SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

valued the Series D warrants at $186,727, which was recorded as a reduction to the carrying value of the Series D preferred stock and as a corresponding increase to additional paid in capital. In valuing these warrants, the following assumptions were made using the Black-Scholes option pricing model, no dividend yield, expected volatility of 80%, expected life of five years, and a risk free interest rate 5.90%.

In 2001, the purchasers of Series D Convertible Preferred Stock received warrants to purchase an aggregate 1,491,099 shares of common stock at an exercise price of $5.00 per share. The Company valued these warrants at $467,867. The value was recorded as a reduction to the carrying value of the Series D Preferred Stock and as a corresponding increase to additional paid-in capital. In valuing these warrants, the following assumptions were made using the Black-Scholes option pricing model, no dividend yield, expected volatility of 80%, expected life of five years, and a risk-free interest rate of 4.90%.

In connection with the Series D Convertible Preferred Stock proceeds raised in 2000 and 2001, the Company issued warrants to purchase common stock to the investment banker assisting with the offering at an exercise price of $5.00 per share. 7,000 warrants were issued in September 2000. Another 2,500 warrants were issued in March 2001. Spectra Systems Corporation believes the fair value of the warrants to be immaterial.

On December 14, 2001, the Company extended the expiration date of the 413,417 warrants issued in connection with the Series B preferred stock. In connection with the modification, the Company recorded an additional discount on the Series B preferred stock of $690,406. In valuing these warrants, the following assumptions were made using the Black-Scholes option pricing model, no dividend yield, expected volatility of 80%, expected life of 2 years, and a risk-free interest rate of 3.2%.

Stock Option Plan

In December 1996, the Spectra Systems’ Board of Directors, who control a majority of the shares of Spectra Systems Corporation, approved the 1997 Stock Option Plan (the “1997 Plan”). The 1997 Plan provides that key employees, nonemployee directors, and certain consultants and advisors may be granted either nonqualified or incentive stock options for the purchase of the Company’s common stock at the fair market value, on the date of the grant. Stock options generally vest over four years. The options would be exercisable over a period up to ten years from the date of grant.

In February 2002, the Company adopted the 2002 Stock Plan (the “2002 Plan”) which provides for the grant of incentive stock options and nonqualified stock options, stock awards and stock purchase rights for the purchase of up to 1,500,000 shares of the Company’s common stock to officers, employees, consultants and directors of the Company. The Board of Directors is responsible for administration of the 2002 Plan. The Board determines the term of each option, the option exercise price, the number of shares for which each option is granted and the rate at which each option is exercisable. Incentive stock options may be granted to any officer or employee at an exercise price per share of not less than the fair value per common share on the date of the grant (not less than 110% of fair value in the case of holders of more than 10% of the Company's voting stock) and with a term not to exceed ten years from the date of the grant (five years for incentive stock options granted to holders of more than 10% of the Company’s voting stock). Nonqualified stock options may be granted to any officer, employee, consultant or director at an exercise price per share of not less than 85% of the fair value of the common stock.

At June 30, 2002, 1,450,900 shares were available for grant under the 2002 Plan. Upon the effectiveness of the 2002 Plan, the 1997 Plan was terminated and no further options will be issued. The termination did not affect the previously issued options.

SPECTRA SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information related to stock options granted by the Company is summarized as follows (includes certain options granted outside of the Plan):

	December 31, 1999		December 31, 2000		December 31, 2001		June 30, 2002 (unaudited)
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of year	915,888	$0.05	1,671,055	$0.25	1,709,655	$0.30	2,073,088	$ 0.53
Granted at fair value	860,700	0.50	244,100	0.50	162,000	0.68	376,000	5.35
Granted below fair value	—	—	—	—	294,733	1.79	31,100	5.29
Exercised	(67,332)	(0.04)	(63,500)	(0.04)	(59,333)	(0.31)	(37,433)	(0.55)
Forfeited/canceled	(38,201)	(0.17)	(142,000)	(0.47)	(33,967)	(0.81)	—	—

Outstanding at end of year	1,671,055	$0.25	1,709,655	$0.30	2,073,088	$0.53	2,442,755	$1.33

Weighted average fair value		$0.15		$0.14		$0.44		$0.54

The following table summarizes information about stock options outstanding at June 30, 2002 (unaudited):

	Options Outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.01	385,772	5.2	$0.01	385,772	$0.01
$0.05	333,816	6.2	$0.05	333,816	$0.05
$0.50 – $1.00	1,206,734	7.9	$0.59	748,817	$0.53
$3.00 – $4.00	112,333	9.3	$3.08	27,794	$3.28
$5.25 – $5.75	404,100	9.6	$5.38	137,000	$5.25

	2,442,755	7.6	$1.33	1,633,199	$0.76

SPECTRA SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In December 1999, the Company issued options to purchase 550,000 shares of the Company’s common stock at an exercise price of $0.50 per share to the Company’s Chief Executive Officer. The options vest and became exercisable in quantities defined in the agreement only upon the close of a public offering or sale. The options expire eight years from the date of grant. On March 2, 2001, the options were modified to add a cliff vest date of December 16, 2004 and to increase the exercise price to $1.00. No compensation expense was recorded related to the modification as the exercise price was equal to the common stock fair value at the date of modification. In September 2000, the Company issued options to purchase 84,000 shares of the Company’s common stock at an exercise price of $0.50 per share to the Company’s Chief Financial Officer. Of the 84,000 options, 40,000 options vest and became exercisable upon the close of a public offering. The options expire ten years from the date of grant. During 2001, the vesting provisions for the 40,000 options were modified to add a cliff vesting date of September 18, 2005. The Company recorded no compensation expense at the time of the modification as the exercise price was equal to the common stock fair value.

On September 28, 2001, the Company issued 9,000 stock option grants to an advisory board member at an exercise price of $4.00 per share. The shares vest ratably over three years beginning on January 1, 2002. Changes in the estimated fair value of these options will be recognized as compensation expense over the vesting term. For the year ended December 31, 2001, the Company recorded $7,110 in stock compensation expense related to these options. The total fair value of the options is $23,269 as of December 31, 2001.

During the year ended December 31, 2001 and six months ended June 30, 2002, the Company issued options to certain employees under the Plan with exercise prices below the amount subsequently determined to be the fair market value of the common stock at the date of grant for financial reporting purposes. In accordance with the requirements of APB 25, the Company has recorded deferred compensation for the differences between the exercise price of the options and the deemed fair market value of the company’s stock at the date of grant. In addition during the six months ended June 30, 2002, the Company cancelled and reissued 75,000 options to an employee. The options were reissued at a lower exercise price. In accordance with the requirements of Financial Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation,” the Company has recorded deferred stock compensation of $108,750. Changes in the fair value of these options will be recognized as deferred stock compensation and amortized to compensation expense until the options are exercised or terminated. This deferred compensation is amortized to expense over the vesting periods, generally four years. The Company recorded total deferred compensation of $56,608 and $41,081 for year ended December 31, 2001 and six months ended June 30, 2002, respectively. During the year ended December 31, 2001 and for the six months ended June 30, 2001 and 2002, the Company recorded $1,175, $0, and $20,860, respectively of stock compensation expense.

SPECTRA SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As discussed in Note 2, the Company has adopted SFAS 123 through disclosure only. Had compensation cost for the Company’s option plan been determined based on the fair value of the options at the grant dates, as prescribed in SFAS 123, the Company’s net income (loss) and basic and diluted net income (loss) attributable to stockholders per share on a pro forma basis would have been as follow:

	Year ended December 31,
	1999	2000	2001
Net income (loss) available to common stockholders
As reported	$(3,822,024)	$(2,569,391)	$544,732
Pro forma	$(3,838,565)	$(2,571,480)	$544,911
Basic net income (loss) available to common stockholders per share
As reported	$(4.42)	$(2.74)	$0.54
Pro forma	$(4.44)	$(2.74)	$0.54
Diluted net income (loss) available to common stockholders per share
As reported	$(4.42)	$(2.74)	$0.05
Pro forma	$(4.44)	$(2.74)	$0.05

The fair value of each option grant is estimated on the date of grant using the minimum value method with the following assumptions used for grants during the applicable period:

	Year ended December 31,
	1999	2000	2001
Expected dividend yield	0%	0%	0%
Risk-free interest rate	5.90%	5.32%-6.57%	3.92%-5.03%
Weighted average expected life	10 years	5 years	5 years

Because the determination of the fair value of all options granted after the Company becomes a public entity will include an expected volatility factor in addition to the factors noted above, and because additional option grants are expected to be made and options vest over several years, the above pro forma disclosures are not representative of the pro forma effects on reported net income or loss for future years.

SPECTRA SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.    Net Income (Loss) Per Share

Below is a summary of the shares used in computing basic and diluted net income (loss) available to common stockholders per share for the years indicated:

	Year ended December 31,			Six months ended
	1999	2000	2001	June 30, 2001 (unaudited)	June 30, 2002 (unaudited)
Weighted average number of shares outstanding	865,335	937,332	1,016,959	1,006,371	1,078,594
Shares attributable to Series A Redeemable Convertible Preferred Stock	—	—	4,167,000	—	4,167,000
Shares attributable to Series B Redeemable Convertible Preferred Stock	—	—	1,653,666	—	1,653,666
Shares attributable to Series C Redeemable Convertible Preferred Stock	—	—	1,777,778	—	1,777,778
Shares attributable to Series D Redeemable Convertible Preferred Stock	—	—	1,616,300	—	1,616,300
Stock options	—	—	1,513,974	—	1,868,750
Warrants	—	—	—	—	1,070,057

Shares used in computing diluted net income (loss) available to common stockholders per share	865,335	937,332	11,745,677	1,006,371	13,232,145

For the years ended December 31, 1999 and 2000, and for the six months ended June 30, 2001, respectively, stock options to purchase 1,671,055, 1,709,655 and 2,017,513 shares of common stock were not included in the computation of diluted net income (loss) available to common stockholders per share since their inclusion would be antidilutive. In addition, preferred stock and warrants convertible into 8,561,861, 11,086,341, and 11,299,941 shares of common stock for the years ended December 31, 1999, 2000, and for the six months ended June 30, 2001, respectively, were not included in the computation of diluted net income (loss) available to common stockholders per share since their inclusion would also be antidilutive.

14.    Related Parties

During 2001, the Company and SpectraDisc negotiated a Research and Development and Management Services arrangement. Under the arrangement, the Company provides research and development and management services to SpectraDisc. On a monthly basis, SpectraDisc is required to pay $47,750 for research and development services and $17,958 for management services. To fund the arrangement, SpectraDisc raised funds from an independent third party in 2001. The terms and conditions of the Research and Development and Management Services arrangement require the Company to refund $250,000 of services charged to SpectraDisc if the Company has not delivered a prototype meeting certain specifications and SpectraDisc has expended all but $150,000 of the funds raised to finance the arrangement.

100% of the sales of the Company’s phosphor products are to a stockholder.

15.    Employee Retirement Plan

During 1999, the Company adopted a defined contribution plan, established under the guidelines of Section 401(k) of the Internal Revenue Code, which covers all employees. Employees are eligible to participate in the plan at the beginning of the first month following the date of hire. Employees may contribute up to 15% of eligible pay on a pretax basis. The Company makes a matching contribution of 25% of employee contributions up to 1% of eligible salary. Company matching contributions vest at 25% after one year of service, 50% at the end of two years of service and 100% at the end of three years of service. For the year ended December 31, 2001, Spectra Systems Corporation matching contribution was $12,938.

SPECTRA SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.    Debt

Line of Credit

During 1998, the Company entered into a line of credit agreement with a Bank for a maximum amount of $500,000. Interest on the line of credit is based on a variable rate index resulting in an initial annual rate of 8.5% upon commencement of the agreement. The line was collateralized by a $500,000 money market investment account held by the Company at the Bank, which was classified as restricted on the financial statements. In March 2000, the line of credit was paid in full and closed.

(Unaudited)
In June 2002, the Company executed a revolving line of credit with a financial institution, which permits borrowings up to $2.5 million based upon 80% of eligible accounts receivable and inventory. Interest accrues at the bank’s prime rate plus 1.25% and is payable monthly. In July 2002, the revolving line of credit was amended to increase the borrowing limits from $2.5 million to $3.5 million. Borrowings are collateralized by all assets. The line of credit matures in August 2003.

Note Payable

In May 2002, the Company issued a $250,000 note payable to one of its shareholders that matures in July 2002 and accrues interest at 5% per annum. The note payable was paid in full in July 2002.

17.    Subsequent Events

Lease

In August, 2002, the Company amended its operating lease for its administrative office to extend it to August 2007. Under the terms of the amended lease, annual rent is $165,828 for each of the first two years and $174,560 each of the remaining three years. In addition, the Company is required to pay additional rent to cover certain operating costs.

Series E Preferred Stock

In July and September 2002, the Company issued 186,911 and 10,000 shares, respectively, of Series E Preferred Stock, $0.01 par value, to existing shareholders for $5.75 per share, resulting in net proceeds of $957,000.

Each holder of Series E Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which such holder’s shares are convertible at the date such vote is taken. In the event of liquidation of the Company, including a merger or consolidation, dissolution or winding up of the affairs of the Company, the holders of the Series E Preferred Stock will be entitled to receive in preference to the holders of the common stock, an amount per share equal to the $5.75 per share plus any dividends declared but unpaid thereon. Each share of the Series E Preferred Stock is convertible at any time at the option of the holder into shares of common stock pursuant to a ratio of one share of common stock for each share of Series E Preferred Stock, subject to certain stock split and stock dividend adjustments. All Series E Preferred Stock will automatically convert to common stock upon the earlier of i) the closing of a public offering of the Company’s common stock involving a per share price of not less than $5.00 and net proceeds of at least $30 million, or ii) the consent of the holders of at least two-thirds of the then outstanding shares of Series E Preferred Stock. On July 15, 2008, the Series E Preferred Stock shall be redeemed in three annual installments at $5.75 per share plus all declared and unpaid dividends, plus interest of 10% calculated from the Issue Date of July 15, 2002 through the date of redemption.

Pending HunterLab Acquisition

On January 25, 2002, the Company entered into an agreement to purchase substantially all of the assets and assume certain liabilities of Hunter Associates Laboratory, Inc. (“HunterLab”), a manufacturer of color

SPECTRA SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

measurement instruments for the textiles, plastics, coatings and food industries. The acquisition of HunterLab will provide numerous cross-selling opportunities for our marking and tracking products, expand our existing industrial measurement capabilities and solutions and serve as a manufacturing and service facility for our hardware systems. The acquisition is contingent upon the completion of the initial public offering of the Company’s common stock. The Company’s management believes the acquisition is probable.

The purchase consideration includes $2,500,000 in cash paid to the seller and $2,000,000 in the Company’s common stock. The Company also expects to incur $960,678 in acquisition related expenses, including legal, accounting and other advisory related services.

The total purchase price of $5,460,679 will be allocated to the net assets acquired, including tangible and intangible assets, and liabilities assumed, based upon management’s best preliminary estimate of fair value with any excess purchase price being allocated to goodwill. The preliminary allocation of the purchase price may be subject to further adjustment as the Company finalizes its allocation of the purchase price in accordance with accounting principles generally accepted in the United States of America. The estimate of fair value of the tangible and intangible assets acquired and liabilities assumed is expected to be allocated as follows:

Tangible and intangible assets acquired:
Trade accounts receivable	$2,860,488
Inventories	2,523,577
Prepaid expenses and other assets	137,963
Property and equipment	2,567,794
Distribution network (to be amortized over fifteen years)	1,930,000
Customer relationship (to be amortized over thirteen years)	570,000
Completed technology (to be amortized over seven years)	570,000
Trade name (to be amortized over five years)	430,000
Below market leases (to be amortized over three years)	280,000
Goodwill	637,490

Total tangible and intangible assets acquired	12,507,312
Less liabilities assumed:
Accounts payable	895,208
Capital lease obligation	3,399,382
Notes payable	1,000,000
Accrued liabilities	1,475,856
Deferred revenue	276,187

Total liabilities assumed	7,046,633

Total purchase price	$5,460,679

The acquisition has been structured as an asset purchase for tax purposes and as a result, the Company estimates that the entire amount of goodwill will be deductible and will be amortized over fifteen years for tax purposes.

The following unaudited pro forma consolidated results of operations for the year ended December 31, 2001 and the six month period ended June 30, 2002 assume the acquisition of HunterLab, Inc. occurred as of January 1, 2001:

	December 31, 2001 (unaudited)	June 30, 2002 (unaudited)
Revenues	$19,780,625	$14,243,333
Net income	62,270	3,402,649

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
of Hunter Associates Laboratory, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Hunter Associates Laboratory, Inc. and its subsidiary at June 30, 2001 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the short-term maturity of the Company’s debt and the Company’s limited capital resources raise substantial doubt about its ability to continue as a going concern. Management’s plan in regard to this matter is also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Boston, Massachusetts
September 18, 2002

HUNTER ASSOCIATES LABORATORY, INC.

CONSOLIDATED BALANCE SHEETS

	June 30,
	2001	2002
ASSETS
Current assets:
Cash and cash equivalents	$832,025	$760,572
Accounts receivable, net of allowance for doubtful accounts of $283,727 and $203,964, respectively	2,146,202	2,860,488
Inventories	2,850,255	2,534,621
Prepaid expenses and other current assets	189,175	134,564

Total current assets	6,017,657	6,290,245

Property and equipment, net	2,694,642	2,421,457
Capitalized software development costs, net of accumulated amortization of $479,172 and $650,878, respectively	318,043	146,337
Other assets	5,799	3,399

Total assets	$9,036,141	$8,861,438

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes payable	$2,265,376	$2,144,851
Current portion of capital lease obligation	191,231	212,648
Accounts payable	952,777	895,208
Accrued expenses	394,779	336,622
Accrued compensation and employee benefits	559,837	406,830
Accrued commissions	248,335	157,404
Deferred revenue	352,272	409,804

Total current liabilities	4,964,607	4,563,367

Capital lease obligation, net of current portion	3,399,382	3,186,734

Total liabilities	8,363,989	7,750,101

Commitments and contingencies (Note 12)

Stockholders’ equity:
Common stock, $1 par value, 50,000 authorized shares, 33,053 and 33,046 issued and outstanding at June 30, 2001 and 2002, respectively	33,053	33,046
Class B common stock, $1 par value, 950,000 authorized shares, 352,878 and 350,997 issued and outstanding at June 30, 2001, and 2002, respectively	352,878	350,997
Additional paid-in capital	184,373	171,138
Retained earnings	101,848	556,156

Total stockholders’ equity	672,152	1,111,337

Total liabilities and stockholders’ equity	$9,036,141	$8,861,438

The accompanying notes are an integral part of these consolidated financial statements.

HUNTER ASSOCIATES LABORATORY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended June 30,
	2001	2002
Revenues:
Product	$12,150,279	$11,461,004
Service	1,834,692	1,891,289

Total revenues	13,984,971	13,352,293

Cost of revenues:
Product	6,036,615	5,482,094
Service	898,455	849,903

Total cost of revenues	6,935,070	6,331,997

Gross profit	7,049,901	7,020,296

Operating expenses:
Sales and marketing	3,036,400	2,807,584
Research and development	1,582,682	1,490,929
General and administrative	2,126,535	2,003,683

Total operating expenses	6,745,617	6,302,196

Income from operations	304,284	718,100

Other income (expense):
Interest expense	(637,383)	(547,139)
Interest income	10,969	8,347
Other	—	275,000

Net income (loss)	$(322,130)	$454,308

The accompanying notes are an integral part of these consolidated financial statements.

HUNTER ASSOCIATES LABORATORY, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

	For the years ended June 30, 2001 and 2002
	Common Stock		Class B Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount	Shares	Amount
Balance at June 30, 2000	33,053	$33,053	356,654	$356,654	$198,946	$423,978	$1,012,631
Repurchase and retirement of Class B common stock, at cost			(3,776)	(3,776)	(14,573)		(18,349)
Net Loss						(322,130)	(322,130)

Balance at June 30, 2001	33,053	$33,053	352,878	$352,878	$184,373	$101,848	$672,152
Repurchase and retirement of common stock, at cost	(7)	(7)			(56)		(63)
Repurchase and retirement of Class B common stock, at cost			(1,881)	(1,881)	(13,179)		(15,060)
Net Income						454,308	454,308

Balance at June 30, 2002	33,046	$33,046	350,997	$350,997	$171,138	$556,156	$1,111,337

The accompanying notes are an integral part of these consolidated financial statements.

HUNTER ASSOCIATES LABORATORY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended June 30,
	2001	2002
Cash flows from operating activities:
Net (loss) income	$(322,130)	$454,308
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	650,682	585,671
Non-cash interest expense	92,573	83,343
Loss on disposal of property and equipment	5,541	387
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	1,324,792	(714,286)
Decrease in inventories	543,351	315,634
(Increase) decrease in prepaid expenses and other current assets	(128,834)	54,611
(Increase) decrease other long-term assets	(3,400)	2,400
Decrease in accounts payable	(642,910)	(57,569)
Decrease in accrued expenses	(269,251)	(58,157)
Decrease in accrued compensation and benefits	(100,512)	(153,007)
Decrease in accrued commissions	(59,983)	(90,931)
Increase in deferred revenue	78,272	57,532

Net cash provided by operating activities	1,168,191	479,936
Cash flows from investing activities:
Purchases of property and equipment	(105,920)	(141,167)

Net cash used in investing activities	(105,920)	(141,167)
Cash flows from financing activities:
Borrowings under notes payable	—	24,804
Purchase of treasury stock, at cost	(18,349)	(15,123)
Payments on capital lease obligations	(171,971)	(191,231)
Payments on notes payable	(461,433)	(228,672)

Net cash used in financing activities	(651,753)	(410,222)
Net increase (decrease) in cash and cash equivalents	410,518	(71,453)
Cash and cash equivalents, beginning of period	421,507	832,025

Cash and cash equivalents, end of period	$832,025	$760,572

The accompanying notes are an integral part of these consolidated financial statements.

HUNTER ASSOCIATES LABORATORY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Nature of Business

Hunter Associates Laboratory, Inc. and Subsidiary (the “Company”) was organized in 1952 and incorporated in 1958 to design, manufacture, test and sell color measurement instruments. The Company sells primarily to the textiles, plastics, coatings and food industries. The Company’s primary geographic markets are the United States, South America and Canada, Europe and Asia.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has outstanding notes payable that mature on July 31, 2002 and December 31, 2002 and currently has insufficient capital resources to satisfy those obligations. Management believes that it will be able to renegotiate the terms of the outstanding notes payable. In addition, management anticipates a portion of the notes payable obligations will be satisfied through the completion of the proposed acquisition by Spectra Systems Corporation (Note 12). There is no assurance that the Company will be successful in renegotiating the terms of the outstanding debt or that the proposed acquisition by Spectra Systems Corporation will be completed. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern beyond June 30, 2003. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements include the accounts of Hunter Associates Laboratory, Inc. and its majority-owned subsidiary, Smart Machine Vision, Inc. All significant inter-company balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at amortized cost plus accrued interest, which approximates fair value.

Cash and cash equivalents are comprised of the following as of June 30, 2001 and 2002:

	2001	2002
Demand deposits	$54,847	$498,572
Overnight repurchase arrangements	777,178	262,000

	$832,025	$760,572

Supplemental disclosures of cash flow information for the years ended June 30, 2001 and 2002 are as follows:

	2001	2002
Cash paid during the year for:
Interest	$535,738	$491,436

HUNTER ASSOCIATES LABORATORY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include cash equivalents, accounts receivable and accounts payable approximate their fair values due to their short maturities. In addition, based on the short-term nature of the notes payable, their carrying values approximate their fair values.

Concentration of Credit Risk and Significant Customers

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, cash equivalents and trade accounts receivable. To minimize risk, cash and cash equivalents are held with highly rated financial institutions. In addition, ongoing credit evaluations of customers’ financial condition are performed, and in certain instances customers are required to pay deposits for a portion of the sales price.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method. Inventories consist primarily of components and subassemblies and finished products held for sale. Technological change and new product introductions and enhancements could result in excess or obsolete inventory. To minimize this risk, the Company evaluates inventory levels and expected usage on a periodic basis and records valuation allowances as required.

Cash Surrender Value of Life Insurance

The Company maintains a life insurance policy on an officer. The Company is the owner and beneficiary of this policy. The cash surrender value is recorded at liquidation value as reported by the insurer, net of any outstanding loans against the policy. The liquidation value of the policy was $154,183 and $172,133 as of June 30, 2001 and 2002, respectively. As of June 30, 2001 and 2002, the Company had outstanding loans against the policy of $117,765 and $119,015, respectively. The outstanding loans are due on demand and accrue interest at 6.75% per annum.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Property and equipment held under capital leases and leasehold improvements are amortized over the shorter of the lease terms or the estimated useful life of the related asset. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to operations. Repairs and maintenance costs are expensed as incurred.

Research and Software Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred, except for certain software development costs. Costs associated with the development of computer software are expensed prior to the establishment of technological feasibility and capitalized thereafter until the product is available for general release to customers. Capitalized software costs are being amortized over their estimated useful lives of three years on a straight-line basis.

Revenue Recognition

The Company’s revenue is derived primarily from the sale of its color measurement products and extended warranty contracts related to those products, the sale of replacement parts and from service performed for color measurement products not under warranty. Sales are made to end users of the product directly and to customers through distributors.

HUNTER ASSOCIATES LABORATORY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue from sales of product is recognized upon delivery, provided there are no uncertainties surrounding acceptance, there are no further significant Company obligations, the price is fixed and determinable and collection is probable. For product sales arrangements that are bundled with extended warranty contracts, installation services or training services, the total arrangement consideration is allocated to each element based on Vendor Specific Objective Evidence (VSOE) of their respective fair values. The consideration allocated to products is recognized as revenue upon shipment, provided all other requirements have been met. Consideration allocated to undelivered extended warranty contracts or services is deferred until those services are performed.

Service revenue from extended warranty contracts is recognized ratably over the extended warranty period. Revenue from installation and training services is recognized as the services are performed.

Reserves for estimated sales returns from customers are recorded when the revenue is recognized based on historical experience.

Revenue from sales to distributors is recognized upon delivery, provided all other criteria are met, since distributors have no right of return.

Advertising Costs

Advertising costs are charged to operations as incurred. Advertising costs were $174,420 and $275,939 for the years ended June 30, 2001 and 2002, respectively.

Income Taxes

Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the difference are expected to reverse. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

3.    Inventories

Inventories consist of the following at June 30, 2001 and 2002:
	2001	2002
Raw materials	$2,067,838	$1,764,629
Work in process	495,627	484,787
Finished goods—instruments	71,070	61,108

LIFO adjustment	215,720	224,097

	$2,850,255	$2,534,621

4.    Property and Equipment

Property and equipment consist of the following at June 30, 2001 and 2002:

	Estimated useful life (years)	2001	2002
Laboratory equipment and automobiles	3–10	$2,726,201	$2,840,410
Furniture and fixtures	5–10	475,137	475,950
Leasehold improvements	5–25	598,166	598,166
Building	25	4,925,255	4,925,255

		8,724,759	8,839,781
Less—accumulated depreciation and amortization		(6,030,117)	(6,418,324)

		$2,694,642	$2,421,457

HUNTER ASSOCIATES LABORATORY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of June 30, 2001 and 2002, property and equipment under capital leases consists of the Company’s headquarters with a cost basis of $4,925,255 and amortization of the building under those capital leases totaled $197,010 for each of the years ended June 30, 2000 and 2001.

Depreciation and amortization expense for the years ended June 30, 2001 and 2002 was $441,318 and $413,965, respectively.

5.    Notes Payable

Outstanding borrowings under notes payable as of June 30, 2001 and 2002:

	2001	2002
Note payable to a bank under a line of credit; interest accrues at the bank’s prime rate plus 1/2% per annum (9.50% and 7.75% at June 30, 2001 and 2002, respectively) and is payable quarterly; the Note matures on June 30, 2002.	$1,000,000	$800,000
Note payable to a bank; interest accrues at 8.24% per annum; principle and interest are payable in monthly instalments of $516.75; the Note matures on May 18, 2006.	—	23,771

Total notes payable	$1,000,000	$823,771

Related Party Notes Payable

Outstanding borrowings under notes payable to related parties as of June 30, 2001 and 2002:

	2001	2002
Note payable to an officer and shareholder of the Company, bearing interest at the First Virginia Bank prime rate plus 1%, which was 7.25% and 5.75% at June 30, 2001 and 2002, respectively; the carrying amount of the Note includes accrued interest of $54,518 and $66,871 at June 30, 2001 and 2002, respectively.	$404,518	$416,871
Notes payable to an affiliated trust, bearing interest rates of 12% with 6% paid currently and 6% accrued; the Notes are collateralized by all furniture, fixtures, equipment and inventory; the Notes are subordinate to the bank note. The carrying amount of the notes include accrued interest of $92,814 and $132,857 at June 30, 2001 and 2002, respectively	592,814	632,857
Note payable to shareholder bearing interest at 6.00% per annum; collateralized by all furniture, fixtures, and inventory; subordinate to the bank note; accrued interest and principal are due and payable upon demand; the carrying amount of the Note includes interest of $18,044 and $21,352 in accrued interest at June 30, 2001 and 2002, respectively	268,044	271,352

Total notes payable to related parties	$1,265,376	$1,321,080

Accrued interest included in the carrying amount of outstanding notes payable amounts to $165,375 and $221,080 at June 30, 2001 and 2002, respectively.

As consideration for the promissory note payable to an officer and shareholder, the Company issued a warrant to that officer and shareholder for the purchase of 100 shares of the common stock of Smart Machine Vision, Inc., a subsidiary of the Company, at an exercise price of $10.00 per share. The value ascribed to the warrant was immaterial (see Note 7).

HUNTER ASSOCIATES LABORATORY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition, on January 20, 1999, in consideration for a promissory note payable to an affiliated trust, the Company issued a warrant for the purchase of 100,000 shares of the Company’s Class B common stock at an exercise price of $10.00 per share. The value ascribed to the warrant was $216,996 and was recorded as a discount to the note payable. The discount was amortized to interest expense from the date of issuance to the original maturity date of December 31, 1999.

On August 13, 2001, all related party promissory notes were amended to extend their maturity dates from their original maturities to July 31, 2002. On July 1, 2002, the Company amended its line of credit with the bank to extend its maturity until December 31, 2002. Under the terms of the amended arrangement, the Company must make payments of principle of $50,000 each by September 30, 2002 and November 30, 2002, and pay the remaining balance by December 31, 2002.

As of July 31, 2002, the related party notes payable remained outstanding, and as a result, the Company is in default on all of those obligations.

6.    Stockholders’ Equity

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors.

Shares of Class B common stock have rights similar to shares of common stock, except Class B common stock is non-voting.

7.    Warrants

On February 18, 2000, the Company issued a warrant to purchase 100 shares of the common stock of Smart Vision, Inc. (see Note 5) to an officer of the Company in connection with a promissory note. The warrant was fully vested upon issuance, has an exercise price of $10.00 and has a term of five years. The value ascribed to the warrant, which was immaterial, was determined using the Black-Scholes pricing model and the following assumptions: 6.74% risk free rate of return, 100% volatility and no dividends.

On January 20, 1999, the Company issued a warrant to purchase 100,000 shares of the Company’s Class B common stock in connection with issuing a promissory note to an affiliated trust (see Note 5). The warrant has an exercise price of $10.00 per share, has a term of five years and vests over the following schedule: 50 percent on January 20, 2001; 75 percent on January 20, 2002; 100 percent on January 20, 2003. Upon the occurrence of a change in control of the Company, the warrant can be terminated by the Company subject to the repayment of the outstanding balance of the related promissory note and the payment of a cancellation fee of 13 percent on the outstanding balance of the promissory note. The value ascribed to the warrant, in the amount of $216,996, was determined using the Black-Scholes pricing model and the following assumptions: 6.13% risk free rate of return, 100% volatility and no dividends.

8.    Retirement Plans

The Company sponsors a defined contribution Profit Based Retirement Plan (the “Plan”) covering substantially all full-time employees. The Company makes contributions on behalf of each participant based on a percentage, which is determined annually, of eligible compensation that a participant contributes. The matching contributions made by the Company amounted to $146,865 and $157,016 for the years ended June 30, 2001 and 2002, respectively.

HUNTER ASSOCIATES LABORATORY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Plan also provides for profit sharing contributions that are determined by the Company at its sole discretion, subject to limitations imposed by the Internal Revenue Service. These contributions are made only from current or accumulated profits and are allocated among participants based on a percentage of eligible participants’ compensation. No profit sharing contributions were declared for the years ended June 30, 2001 and 2002.

9.    Employee Stock Ownership Plan

The Company administers an employee stock ownership plan (the “ESOP”). Contributions to the ESOP are made at the discretion of the Board of Directors, and are funded either by cash payment or the issuance of Class B common stock. Contributions of Class B common stock to the ESOP are contributed and allocated to participants at values established by an independent appraiser annually at each June 30 plan year-end. No contributions to the ESOP plan were made for the years ended June 30, 2001 and 2002. As a result, there was no compensation expense recorded during the years ended June 30, 2001 and 2002.

Administrative expenses of the ESOP are paid by the Company and are classified as general and administrative expense in the consolidated statements of operations.

10.    Incentive Compensation Plans

The Company administers three incentive compensation programs: a stock performance program for the Board of Directors of the Company, a stock performance program for management of the Company and an associates bonus program.

Under the Board of Director stock performance program the Company grants awards to members of the Board of Directors for superior contributions to the growth and profitability of the Company. The awards granted represent rights to receive future shares of Class B common stock based on the return on equity of the Company over a three-year period. Under this program, the Board of Directors determines the amount of stock bonus to be awarded each year, and based on the fair market value of the stock at that time the number of shares to be awarded is also determined. The number of shares to be awarded is recorded and after three years from the original grant date, the Company issues, to the Board of Directors, a portion of the shares of Class B common stock originally recorded, based on the average return on equity of the Company over that period. In addition, the program gives the members of the Board of Directors the right to sell any Class B common shares issued under the plan back to the Company at fair market value of the stock for a period of one year from issuance. The Company did not grant any awards or issue any shares of Class B common stock under this plan during the years ended June 30, 2001 and 2002.

The management incentive plan is similar to the stock performance program for the Board of Directors. Under the management incentive plan, the Company awards the right to future shares of Class B common at the end of a year if individual performance objectives of management are met. As with the Board of Directors incentive plan, those shares are recorded and after three years, a certain percentage of the original award is issued in Class B common stock, based on the return on equity of the Company over the previous three-year period and other predetermined performance criteria. Members of management who receive shares of Class B common stock under the plan have the right to sell those shares back to the Company at the fair market value of the Class B common stock, for a period of one year from the date of issuance. The Company did not grant any awards or issue any shares of Class B common stock under this plan during the years ended June 30, 2001 and 2002.

The associates bonus program awards bonuses equal to one week of the participant’s annual compensation if return on equity of the Company equals or exceeds 18%. All employees are eligible to participate. Bonuses awarded increase as return on equity exceeds 18 percent. The Company did not grant any bonuses under this plan for the years ended June 30, 2001 and 2002.

HUNTER ASSOCIATES LABORATORY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.    Income Taxes

Deferred	tax assets and liabilities consist of the following as of June 30, 2001 and 2002:

	2001	2002
Deferred tax assets:
Net operating loss carryforwards	$1,288,739	$1,239,275
Depreciation	265,137	198,020
Federal and state tax credits	154,723	154,723
Inventory capitalization	31,089	34,285
Non-deductible reserves	208,470	126,331
Other	176,965	153,609

	2,125,123	1,906,243
Less valuation allowance	(2,125,123)	(1,906,243)

	—	—

The Company has provided a full valuation allowance for the net deferred tax assets since it is more likely than not that these future benefits will not be realized. If the Company achieves future profitability, a significant portion of these deferred tax assets could be available to offset future income taxes.

At June 30, 2001 and 2002, the Company has federal net operating loss carryforwards of approximately $3,364,241 and $3,264,686 available to offset future taxable income, if any, that begin to expire after 2016.

At June 30, 2001 and 2002, the Company also had research and development tax credit carryforwards for federal income tax purposes of approximately $142,393, which are available to reduce future federal income taxes, if any, through 2011.

Under the provisions of the Internal Revenue Code, certain substantial changes in the Company’s ownership may result in a limitation on the amount of net operating loss carryforwards and research and development credit carryforwards which can be used in future years.

12.    Commitments and Contingencies

Commitments

Future minimum lease payments under noncancelable operating leases and the present value of future minimum capital lease payments as of June 30, 2002 are as follows:

Year ending June 30,	Capital Lease	Operating leases
2003	$564,914	$21,153
2004	564,914	12,957
2005	564,914	835
2006	564,914	—
2007 and thereafter	3,201,181	—

Total minimum lease payments	5,460,837	$34,945

Less amounts representing interest at 10.7%	(2,061,455)

Present value of net minimum capital lease payments	3,399,382
Less current maturities of capital lease obligations to related party	(212,648)

Capital lease obligations to related parties, net of current maturities	$3,186,734

HUNTER ASSOCIATES LABORATORY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In February 1987, the Company entered into an agreement with an affiliated partnership, to lease the Company’s headquarters and production facility for a period of 25 years, which has been accounted for as a capital lease. The affiliated partnership is owned by certain shareholders of the Company. Payments due under the lease include base rent payments and additional rent covering annual operating costs. The additional rent is calculated at the beginning of each lease year. Rental payments for base rent under the related party capital lease amounted to $564,914 for each of the years ended June 30, 2001 and 2002, and additional operating costs under the related party capital lease amounted to $339,603 and $191,187 for the years ended June 30, 2001 and 2002, respectively. Total rent expense under operating leases was $23,496 and 42,149 for the years ended June 30, 2001 and 2002.

The Company also sub-leases unused space in its headquarters and production facility to third parties. Future revenue from non-cancelable operating sub-leases as of June 30, 2002 is as follows:

Year ending June 30,	Operating sub-leases
2003	$352,238
2004	253,794

Total minimum rental income under sub-leases	$606,032

Rental income under subleases was $510,098 and $291,054 for the years ended June 30, 2001 and 2002.

The Company’s wholly owned subsidiary Smart Machine Vision, Inc. has been licensed certain technology by a University. Under the terms of the license agreement, the Company is required to pay royalties to the University based on sales derived from products using the licensed technology. No royalty expense was recognized under the license agreement for the years ending June 30, 2001 and 2002.

In addition, the Company has been licensed certain software which is used in color appearance instruments and color quality control products. Under the terms of the arrangement, the Company is required to pay royalties equal to 50% of specific product revenue in which the software is used. The Company recognized $65,908 and $85,279 in royalty expense under this arrangement for the years ended June 30, 2001 and 2002, respectively.

On January 24, 2002, the Company entered into an asset purchase agreement with Spectra Systems Corporation. Under the terms of the arrangement, Spectra Systems Corporation agreed to purchase substantially all of the operating assets and assume certain liabilities of the Company in exchange for consideration of approximately $4.5 million. Purchase consideration is comprised of $2,500,000 in cash payments and $2,000,000 in Spectra Systems Corporation common stock. The purchase is contingent upon Spectra Systems Corporation successfully completing an initial public offering of its common stock. In addition, under the terms of the arrangement, Spectra Systems Corporation is required to pay the Company a monthly fee of $25,000 as consideration for the Company not seeking another buyer. The fee is to be paid from the date of the original asset purchase agreement through the successful completion of the acquisition. Total payments for the year ended June 30, 2002 amounted to $275,000 and have been included in other income. There were no payments received in 2001.

Contingencies

The Company is involved in various lawsuits, claims and inquiries, most of which are routine in nature and occur in the ordinary course of business. In the opinion of management, the outcome of these will not materially affect the Company.

HUNTER ASSOCIATES LABORATORY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.     Related Party Transactions

The Company leases its headquarters and production facility under a capital lease from a shareholder of the Company (see Note 12). Total payments to the related party for rent under the lease were $904,517 and $756,101 for the years ended June 30, 2001 and 2002.

The Company has outstanding promissory note obligations to shareholders (see Note 5), including principal and interest, of $1,265,376 and $1,321,080 at June 30, 2001 and 2002, respectively.

14.    Operating Segments

The Company operates in one business segment. Through that segment, the Company sells instruments, spare parts for instruments and provides maintenance and repair services for instruments sold.

All manufacturing operations of the Company are in the United States. Following is the Company’s revenue by geographic market for the years ended June 30, 2001 and 2002:

	2001	2002
Revenue by geographic location:
South America and Canada	$1,316,565	$1,275,537
Asia	2,494,715	2,378,576
Europe	3,213,599	2,851,973
United States	6,960,092	6,846,207

	$13,984,971	$13,352,293

SPECTRA SYSTEMS CORPORATION

PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION
Overview

On January 24, 2002, the Company entered into an agreement to purchase substantially all of the assets and assume certain liabilities of Hunter Associates Laboratory, Inc. (“HunterLab”), a manufacturer of color and measurement instruments for the textiles, plastics, coatings and food industries. The Company’s management believes the acquisition is probable.

The acquisition will be accounted for using the purchase method of accounting and, accordingly, the net assets and results of operations of HunterLab will be included in the Company’s consolidated financial statements subsequent to the acquisition date. HunterLab reported net revenues and a net loss for the year ended June 30, 2002 of $13,352,293 and $454,308, respectively.

The purchase consideration includes $2,500,000 in cash paid to the seller and $2,000,000 in the Company’s stock. The Company also expects to incur approximately $960,678 in acquisition related expenses, including legal and other advisory related services.

The following unaudited pro forma combined consolidated statements of operations give effect to this acquisition as if it had occurred as of January 1, 2001, by consolidating the results of operations of HunterLab with Spectra for the twelve months ended December 31, 2001 and for the six months ended June 30, 2002. The unaudited pro forma combined consolidated balance sheet gives effect of the acquisition of HunterLab as if it had occurred on June 30, 2002. The pro forma adjustments related to the purchase price allocation of the acquisition represent management’s best estimate of the effect of this transaction.

The historical consolidated financial statements for Spectra and HunterLab are included elsewhere in this offering memorandum and the unaudited pro forma consolidated financial information presented herein should be read in conjunction with those consolidated financial statements and related notes. The unaudited pro forma combined consolidated information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transactions had been consummated at the dates indicated, nor is it necessarily indicative of future operating results or financial position of the combined companies.

SPECTRA SYSTEMS CORPORATION

PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET

As of June 30, 2002

	Spectra Systems Corporation	Hunter Associates Laboratory, Inc.	Pro Forma Adjustments		Pro Forma
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$31,361	$760,572	$(760,572	)A	$31,361
Restricted cash	3,250,000	—	—		3,250,000
Accounts receivable	5,914,953	2,860,488	—		8,775,441
Inventory	2,137,606	2,534,621	(11,044	)B	4,661,183
Prepaid expenses and other current assets	1,787,107	134,564	(275,000	)F	1,646,671

Total current assets	13,121,027	6,290,245	(1,046,616)		18,364,656
Property and equipment, net	945,470	2,421,457	—		3,366,927
Capitalized software development costs	—	146,337	—		146,337
Goodwill	—	—	637,490	B	637,490
Intangibles assets, net	—	—	3,780,000	B	3,780,000
Other assets	28,696	3,399	—		32,095

Total assets	$14,095,193	$8,861,438	$3,370,874		$26,327,505

Liabilities and Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$2,531,304	$895,208			$3,426,512
Accrued expenses	763,498	900,856	$575,000	B	2,239,354
Deferred revenue	239,292	409,804	(133,616	)B	515,480
Line of credit	425,000	—	—		425,000
Notes payable to shareholders	250,000	2,144,851	(1,144,851	)B	1,250,000
Current portion of capital lease obligation	17,743	212,648	—		230,391
Series E Preferred Stock deposits	383,000	—	—		383,000

Total current liabilities	4,609,837	4,563,367	(703,467)		8,469,737
Capital lease obligation	50,169	3,186,734	—		3,236,903
Accumulated losses in excess of investment in unconsolidated affiliate	551,808	—	—		551,808
Commitments (Note 9) Redeemable convertible preferred stock:
Preferred stock, $0.01 par value, 9,500,000 shares authorized, of which:
Series A preferred stock	4,701,102	—	—		4,701,102
Series B preferred stock	2,278,307	—	—		2,278,307
Series C preferred stock	3,966,171	—	—		3,966,171
Series D preferred stock	6,191,700	—	—		6,191,700
Stockholders’ equity (deficit):
Common stock	10,883	33,046	(33,046	)C	10,883
Class B common stock, $1 par value, 950,000 authorized	—	350,997	(350,997	)C	—
Additional paid-in capital	1,365,150	171,138	5,289,540	A,C	6,825,828
Deferred stock-based compensation	(168,472)	—	—		(168,472)
Accumulated deficit	(9,461,462)	556,156	(831,156)		(9,736,462)

Total stockholders’ equity (deficit)	(8,253,901)	1,111,337	4,074,341		(3,068,223)
Total liabilities and stockholders’ equity (deficit)	$14,095,193	$8,861,438	$3,270,874		$26,327,505

The accompanying notes are an integral part of these pro forma combined consolidated financial statements.

SPECTRA SYSTEMS CORPORATION

PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

For the Six Months Ending June 30, 2002

	Spectra Systems Corporation	Hunter Associates Laboratory, Inc.	Pro Forma Adjustments		Pro Forma
	(Unaudited)	(Unaudited)
Revenues:
Product	$6,470,896	$6,445,557			$12,916,453
Service	286,500	1,058,401	$(18,021	)E	1,326,880

Total revenues	6,757,396	7,503,958	(18,021)		14,243,333
Cost of revenues:
Product	1,109,011	2,920,310	—		4,029,321
Service	231,502	403,318	—		634,820

Total cost of revenues	1,340,513	3,323,628	—		4,664,141
Gross profit	5,416,883	4,180,330	(18,021)		9,579,192
Operating expenses:
Research and development	1,106,174	729,946	—		1,836,120
Selling, general and administrative	1,699,133	2,366,215	125,990	D,E	4,191,338

Total operating expenses	2,805,307	3,096,161	125,990		6,027,458

Income from operations	2,611,576	1,084,169	(144,011)		3,551,734

Other income, net	23,718	(164,191)	(5,164	)G,F	(145,637)
Management fee income, net	(3,448)	—	—		(3,448)

Net income	$2,631,846	$919,978	$(149,175)		$3,402,649

Basic net income available to common stockholders per share	$2.44
Shares used in computing basic net income available to common stockholders per share	1,078,594
Diluted net income available to common stockholders per share	$0.20
Shares used in computing diluted net income available to common stockholders per share	13,232,145

The accompanying notes are an integral part of these pro forma combined financial statements.

SPECTRA SYSTEMS CORPORATION

PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ending December 31, 2001

	Spectra Systems Corporation	Hunter Associates Laboratory, Inc.	Pro Forma Adjustments		Pro Forma
		(Unaudited)
Revenues:
Product	$6,290,638	$11,379,172			$17,669,810
Service	563,835	1,590,001	$(43,021	)E	2,110,815

Total revenues	6,854,473	12,969,173	(43,021)		19,780,625
Cost of revenues
Product	3,175,927	6,743,026	—		9,918,953
Service	496,621	908,178	—		1,404,799

Total cost of revenues	3,672,548	7,651,204	—		11,323,752
Gross profit	3,181,925	5,317,969	(43,021)		8,456,873
Operating expenses:
Research and development	1,309,804	1,531,213	—		2,841,017
Selling, general and administrative	1,160,604	3,678,586	210,869	D,E	5,050,059

Total operating expenses	2,470,408	5,209,799	210,869		7,891,076

Income (loss) from operations	711,517	108,170	(253,890)		565,797

Other income, net	72,387	(501,414)	164,672	F,G	(264,355)
Management fee income, net	10,828	—	—		10,828
(Loss) in unconsolidated affiliate	(250,000)	—	—		(250,000)

Net income (loss)	$544,732	$(393,244)	$(89,218)		$62,270

Basic net income available to common stockholders per share	$0.54
Shares used in computing basic net income available to common stockholders per share	1,016,959
Diluted net income available to common stockholders per share	$0.05
Shares used in computing diluted net income available to common stockholders per share	11,745,677

The accompanying notes are an integral part of these pro forma combined financial statements.

SPECTRA SYSTEMS CORPORATION

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENTS

1.    Basis of Presentation

The unaudited pro forma combined consolidated balance sheets have been prepared to reflect the probable acquisition of HunterLab by Spectra as if the acquisition had occurred as of June 30, 2002 by combining the separate balance sheets of Spectra and HunterLab as of that date. The unaudited pro forma combined consolidated statements of operations have been prepared to reflect the probable acquisition of HunterLab as if the acquisition had occurred as of January 1, 2001 by combining the separate historical statement of operations of Spectra and HunterLab for the year ended December 31, 2001 and for the six months ending June 30, 2002. The combined consolidated pro forma statement of operations for the year ended December 31, 2001 includes the HunterLab statement of operations for the twelve months ended December 31, 2001.

2.    Pro Forma Adjustments

The following adjustments were applied to the historical statements of operations and balance sheets to arrive at the pro forma combined consolidated statements of operations and balance sheets:

(A)	Reflects cash and equity consideration for the acquisition of HunterLab and assumes use of proceeds from Spectra’s initial public offering for the cash consideration.

(B)
Reflects the intangible assets acquired pursuant to the acquisition, fair value adjustments, and adjustment to remove liabilities not assumed in the acquisition. Includes costs related to planned severance of $575,000.

(C)	Reflects elimination of HunterLab’s stockholders’ equity.

(D)	Reflects amortization expense related to intangible assets of $216,637 and $433,275 for the six months ended June 30, 2002 and the year ended December 31, 2001, respectively.

(E)
Reflects the removal of Smart Machine Vision revenue and expenses from the statement of operations of $43,021 and $222,406 for the six months ended June 30, 2002, respectively, and $18,021 and $90,647 for the year ended December 31, 2001, respectively.

(F)
Reflects the removal of payments made by Spectra to HunterLab under the terms of the Asset Purchase Agreement of $150,000 and $125,000 for the six months ended June 30, 2002 and the twelve months ended December 31, 2001, respectively.

(G)
Reflects the removal of interest expense related to notes payable not assumed by Spectra of $144,836 and $289,672 for the six months ended June 30, 2002 and for the twelve months ended December 31, 2001, respectively.

(H)	The pro forma combined basic and diluted net income per share reflects the issuance of shares, at an assumed initial public offering price of $ , as if the shares were issued on January 1, 2001.

Inside Back Cover

A full page photo of a collage
comprised of Spectra products.

[            ] Shares

Common Stock

PROSPECTUS

FIRST ALBANY CORPORATION

September     , 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The expenses to be paid by the Registrant in connection with the distribution of the securities being registered, other than underwriting discounts and commissions, are as follows:

Amount*
Securities and Exchange Commission Filing Fee	$5,520
NASD Filing Fee
Nasdaq National Market Listing Fee
Accounting Fees and Expenses
Blue Sky Fees and Expenses
Legal Fees and Expenses
Transfer Agent and Registrar Fees and Expenses
Printing Expenses
Director’s and Officer’s Insurance
Miscellaneous Expenses

*	All amounts are estimates except the SEC filing fee, the NASD filing fee and the Nasdaq National Market listing fee.

Item 14.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s Board of Directors to grant, indemnity to officers, director and other corporate agents under certain circumstances and subject to certain limitations. Our Amended and Restated Certificate of Incorporation and By-laws provide that we shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. We intend to maintain director and officer liability insurance, if available on reasonable terms.

These indemnification provisions and the indemnification agreement to be entered into between us and our officers and directors may be sufficiently broad to permit indemnification of our officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement, which is Exhibit 1.1 to this registration statement, provides for indemnification by our underwriters and their officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 15.    Recent Sales of Unregistered Securities

Since September 1, 1999, the Registrant has issued the following unregistered securities:

•
On December 17, 1999, the Registrant granted an option to one director to purchase an aggregate of 750,000 shares of the Registrant’s common stock, with an exercise price of $0.50 per share. The Registrant believes that this issuance was exempt from registration pursuant to Rule 506 promulgated under the Securities Act of 1933, as amended (“Rule 506”).

•
On February 11, 2000, the Registrant issued 162,400 shares of its Series D Preferred Stock and a total of 682,080 warrants to purchase shares of the Registrant’s common stock to 5 accredited purchasers. The warrants have an exercise price of $2.50 per share. The shares and warrants were sold as units, with a purchase price of $5.00 per unit. These offers and sales were made pursuant to Rule 506.

•
On November 11, 2000, the Registrant issued 50,000 shares of Series D Preferred Stock to 1 accredited purchaser in consideration for product development services. This offer and sale was made pursuant to Rule 506.

•
On November 11, 2000, the Registrant issued 20,000 shares of Series D Preferred Stock to 1 purchaser in consideration for licensing fees. This sale was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (“Section 4(2)”).

•
On September 1, 2000, the Registrant issued a total of 560,000 shares of its Series D Preferred Stock and a total of 1,120,000 warrants to purchase shares of its common stock to three accredited entities. The warrants have an exercise price of $5.00 per share. The shares and warrants were sold as units, with a purchase price of $5.00 per unit. These offers and sales were made pursuant to Rule 506 and Regulation S promulgated under the Securities Act of 1933, as amended (“Regulation S”).

•
On September 1, 2000, and May 11, 2001, the Registrant issued warrants to purchase an aggregate of 9,500 shares of the Registrant’s common stock, with an exercise price of $5.00 per share to 4 accredited purchasers, pursuant to Rule 506.

•
On May 14, 2001, the Registrant issued 50,000 shares of its Series D Preferred Stock and warrants to purchase 100,000 shares of common stock to one accredited entity. The warrants have an exercise price of $5.00 per share. The shares and warrants were sold as units, with a purchase price of $5.00 per unit. These offers and sales were made pursuant to Rule 506.

•
On June 12, 2001, the Registrant issued 43,600 shares of its Series D Preferred Stock to 8 accredited purchasers. The purchase price was $5.00 per share. These offers and sales were made pursuant to Rule 506.

•
On July 1, 2001, the Registrant issued 580,300 shares of its Series D Preferred Stock and warrants to purchase 1,391,099 shares of its common stock to 21 accredited purchasers. The warrants have an exercise price of $5.00 per share. The shares and warrants were sold as units, with a purchase price of $5.00 per unit. These offers and sales were made pursuant to Rule 506.

•
On April 15, 2002, the Registrant issued 5,050 shares of its Common Stock to 1 purchaser as payment under the terms of a certain license agreement. This offer and sale was exempt from registration pursuant to Section 4(2).

•
From 1997 to the February 6, 2002, the Registrant has granted options to purchase a total of 1,380,151 shares of its common stock pursuant to its Amended and Restated 1997 Stock Option Plan at a weighted average exercise price of $1.60 per share. The Registrant believes these grants are exempt from registration pursuant to Rule 701 promulgated under the Securities Act of 1933, as amended (hereafter, “Rule 701”).

•
From February 6, 2002 to the present, the Registrant has granted options to purchase a total of 204,300 shares of its common stock pursuant to its 2002 Stock Plan, at a weighted average exercise price of $5.75 per share. The Registrant believes these grants are exempt from registration pursuant to Rule 701.

•
From May 1, 1999 to the present, the Registrant has issued a total of 228,084 shares of its common stock to 14 employees and consultants pursuant to the exercise of options granted under the Amended and Restated 1997 Stock Option Plan or otherwise. The Registrant believes these grants are exempt from registration pursuant to Rule 701.

•	In July 2002, the Registrant issued 176,911 shares of its Series E Preferred Stock to 11 accredited purchasers. These offers and sales were made pursuant to Rule 506.

•	Also in July 2002, the Registrant issued a warrant to purchase 300,000 shares of Common Stock to 1 accredited investor. That issuance was made pursuant to Rule 506.

•	In September 2002, the Registrant issued 10,000 shares of Series E Preferred Stock to one accredited investor. This offer and sale was made pursuant to Rule 506.

The issuances of the securities in the transactions above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) and Rule 506 of the Securities Act as transactions by an issuer not involving a public offering, where the purchasers represented their intention to acquire the securities for investment only and not with a view to distribution and received or had access to adequate information about the Registrant and, in the case of offerings under Rule 506, represented that they were accredited investors. Issuances exempt from registration under Rule 701 promulgated under the Securities Act represent transactions pursuant to a compensatory benefit plan or a written contract relating to compensation.

Appropriate legends were affixed to the stock certificates issued in the above transactions. Similar legends were imposed in connection with any subsequent sales of any such securities. No underwriters were employed in any of the above transactions.

Item 16.    Exhibits and Financial Statement Schedules

(a)    Exhibits

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

1.1*	Form of Underwriting Agreement.

2.1*
Asset Purchase and Sale Agreement, dated as of January 24, 2002, by and among Spectra Systems Corporation, Hunter Acquisition Corporation, Hunter Associates Laboratory, Inc., and Philip S. Hunter, Paul Hunter, Steven Hunter and Deborah Hunter.

2.2*
Amendment to Asset Purchase Agreement, dated as of June 18, 2002, by and among Spectra Systems Corporation, Hunter Acquisition Corporation, Hunter Associates Laboratory, Inc., and Philip S. Hunter, Paul Hunter, Steven Hunter and Deborah Hunter.

3.1*	Amended and Restated Certificate of Incorporation of Spectra Systems Corporation.

3.2*	Amended and Restated By-laws of Spectra Systems Corporation.

4.1*
Fourth Amended and Restated Registration Rights Agreement, dated as of September 1, 2000, by and among Spectra Systems Corporation and the holders of the Company’s Common Stock, the holders of the Company’s Series A Convertible Preferred Stock, the holders of the Company’s Series B Convertible Common Stock, the holders of the Company’s Series C Convertible Preferred Common Stock, and the holders of the Company’s Series D Convertible Preferred Stock, as amended.

4.2*	Registration Rights Agreement, dated [ ] , 2002 by and between Spectra Systems Corporation and Hunter Associates Laboratory, Inc.

4.3*	2002 Stock Plan of Spectra Systems Corporation.

4.4*	2002 Non-Employee Director Stock Option Policy of Spectra Systems Corporation.

4.5*	Specimen of Stock Certificate representing Spectra Systems Corporation’s common stock, par value $0.01.

4.6*	Form of Common Stock Purchase Warrant Agreement of Spectra Systems Corporation (Settlement Warrant).

4.7*	Form of Common Stock Purchase Warrant Agreement of Spectra Systems Corporation (Series B Financing Warrant).

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

4.8*	Form of Common Stock Purchase Warrant Agreement of Spectra Systems Corporation (SpectraDisc Financing Warrant).

4.9*	Form of Common Stock Purchase Warrant Agreement of Spectra Systems Corporation (Second Series D Preferred Stock Financing Warrant).

4.10*	Form of Common Stock Purchase Warrant Agreement of Spectra Systems Corporation (Third Series D Preferred Stock Financing Warrant).

4.11*	Form of Common Stock Purchase Warrant Agreement of Spectra Systems Corporation (Fifth Series D Preferred Stock Financing Warrant).

4.12*	Registration Rights Agreement, dated as of July 15, 2002, by and among Spectra Systems Corporation and the holders of the Company’s Series E Redeemable Convertible Preferred Stock.

4.13*	Form of Common Stock Purchase Warrant (Series E Warrant).

5.1*	Opinion of Kirkpatrick & Lockhart LLP.

10.1*	Revised and Restated Employment Agreement, made as of December 17, 1999, by and between Spectra Systems Corporation and Nabil Lawandy.

10.2*	Amended and Restated Research Agreement, dated March 15, 2001, by and between Spectra Systems Corporation and SpectraDisc Corporation.

10.3*	Real Estate Lease for property in Providence, dated August 1999, by and between Spectra Systems Corporation and Complete Business Solutions, Inc.

10.4*	Real Estate Lease for property in East Providence, dated February 28, 1997, as amended October 15, 1997 and July 27, 2000, by and between Spectra Systems Corporation and Westminster Park Partners.

10.5*	Phosphor Supply Agreement, dated January 1, 1999, by and between Spectra Systems Corporation and Technical Graphics, Inc.

10.6*†	Development and Sales Agreement, dated November 1999, by and between Spectra Systems Corporation and Comtec Information Systems, now known as Zebra Technologies Corporation.

10.7*†	ELF Supply Agreement, dated January 1, 2001, by and between Spectra Systems Corporation and Albany International Research Co.

10.8*†	License Agreement, dated as of November 7, 1997, by and between Spectra Systems Corporation and Albany International Research Co.

10.9*†	License and Supply Agreement, dated October 5, 2001, by and between Spectra Systems Corporation and Appleton Papers Inc.

10.10*	Agreement, dated December 7, 2001, by and between Spectra Systems Corporation and the United States Postal Service.

10.11*	License Agreement, dated March 2, 1994, by and between Spectra Systems Corporation and Brown University Research Foundation.

10.12*	First Amendment to License Agreement, dated as of January 26, 1999, by and between Spectra Systems Corporation and Brown University Research Foundation.

10.13*	First Amendment to License Agreement, dated as of April 15, 2002, by and between Spectra Systems Corporation and Brown University Research Foundation.

10.14*†	Agreement, dated March 8, 1999, by and between Spectra Systems Corporation and Crane & Co., Inc.

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

10.15*†	Marketing and Distribution Agreement, dated as of April 9, 2001, by and between Spectra Systems Corporation and Kleen-Tex Industries, Inc.

10.16*†	License Agreement, dated as of December 2002, by and among Spectra Systems Corporation, MediaSec Technologies LLC, and MediaSec Technologies GmbH.

10.17*†	Technology License and Supply Agreement, dated May 18, 2002, by and between Spectra Systems Corporation and De La Rue International Limited.

21	List of Subsidiaries.

23.1	Consent of Kirkpatrick & Lockhart LLP.

23.2	Consent of PricewaterhouseCoopers LLP, Independent Accountants, relating to Spectra Systems Corporation’s financial statements.

23.3	Consent of PricewaterhouseCoopers LLP, Independent Accountants, relating to Hunter Associates Laboratory, Inc.’s financial statements.

23.4	Consent of Goodwin Procter LLP.

*	To be filed by amendment.
†	To be subject of confidential treatment request.
(b)	Financial Statement Schedules

Item 17.    Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant undertakes that:

•
for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of the registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective; and

•
for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Providence, State of Rhode Island and Providence Plantations, on the 19th day of September, 2002.

SPECTRA SYSTEMS CORPORATION

By:	/s/ NABIL M. LAWANDY
Nabil M. Lawandy President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nabil M. Lawandy and Samuel A. Sacco or either of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments to the registration statement, including post-effective amendments, and registration statements filed pursuant to Rule 462 under the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and does hereby grant unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ NABIL M. LAWANDY Nabil M. Lawandy	President, Secretary, Chief Executive Officer and Chief Technology Officer, Chairman of the Board of Directors (PRINCIPAL EXECUTIVE OFFICER)	September 19, 2002

/s/ SAMUEL A. SACCO Samuel A. Sacco	Treasurer, Assistant Secretary and Chief Financial Officer (PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER)	September 19, 2002

/s/ PHILIP C. GALBO Philip C. Galbo	Director	September 19, 2002

/s/ CHARLES J. SILVA, JR. Charles J. Silva, Jr.	Director	September 19, 2002

/s/ ROLAND PUTON Roland Puton	Director	September 19, 2002

/s/ OUSSAMA SALAM Oussama Salam	Director	September 19, 2002

/s/ PAUL WATSON Paul Watson	Director	September 19, 2002

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

1.1*	Form of Underwriting Agreement.

2.1*
Asset Purchase and Sale Agreement, dated as of January 24, 2002, by and among Spectra Systems Corporation, Hunter Acquisition Corporation, Hunter Associates Laboratory, Inc., and Philip S. Hunter, Paul Hunter, Steven Hunter and Deborah Hunter.

2.2*
Amendment to Asset Purchase Agreement, dated as of June 18, 2002, by and among Spectra Systems Corporation, Hunter Acquisition Corporation, Hunter Associates Laboratory, Inc., and Philip S. Hunter, Paul Hunter, Steven Hunter and Deborah Hunter.

3.1*	Amended and Restated Certificate of Incorporation of Spectra Systems Corporation.

3.2*	Amended and Restated By-laws of Spectra Systems Corporation.

4.1*
Fourth Amended and Restated Registration Rights Agreement, dated as of September 1, 2000, by and among Spectra Systems Corporation and the holders of the Company’s Common Stock, the holders of the Company’s Series A Convertible Preferred Stock, the holders of the Company’s Series B Convertible Common Stock, the holders of the Company’s Series C Convertible Preferred Common Stock, and the holders of the Company’s Series D Convertible Preferred Stock, as amended.

4.2*	Registration Rights Agreement, dated [ ] , 2002 by and between Spectra Systems Corporation and Hunter Associates Laboratory, Inc.

4.3*	2002 Stock Plan of Spectra Systems Corporation.

4.4*	2002 Non-Employee Director Stock Option Policy of Spectra Systems Corporation.

4.5*	Specimen of Stock Certificate representing Spectra Systems Corporation’s common stock, par value $0.01.

4.6*	Form of Common Stock Purchase Warrant Agreement of Spectra Systems Corporation (Settlement Warrant).

4.7*	Form of Common Stock Purchase Warrant Agreement of Spectra Systems Corporation (Series B Financing Warrant).

4.8*	Form of Common Stock Purchase Warrant Agreement of Spectra Systems Corporation (SpectraDisc Financing Warrant).

4.9*	Form of Common Stock Purchase Warrant Agreement of Spectra Systems Corporation (Second Series D Preferred Stock Financing Warrant).

4.10*	Form of Common Stock Purchase Warrant Agreement of Spectra Systems Corporation (Third Series D Preferred Stock Financing Warrant).

4.11*	Form of Common Stock Purchase Warrant Agreement of Spectra Systems Corporation (Fifth Series D Preferred Stock Financing Warrant).

4.12*	Registration Rights Agreement, dated as of July 15, 2002, by and among Spectra Systems Corporation and the holders of the Company’s Series E Redeemable Convertible Preferred Stock.

4.13*	Form of Common Stock Purchase Warrant (Series E Warrant).

5.1*	Opinion of Kirkpatrick & Lockhart LLP.

10.1*	Revised and Restated Employment Agreement, made as of December 17, 1999, by and between Spectra Systems Corporation and Nabil Lawandy.

10.2*	Amended and Restated Research Agreement, dated March 15, 2001, by and between Spectra Systems Corporation and SpectraDisc Corporation.

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

10.3*	Real Estate Lease for property in Providence, dated August 1999, by and between Spectra Systems Corporation and Complete Business Solutions, Inc.

10.4*	Real Estate Lease for property in East Providence, dated February 28, 1997, as amended October 15, 1997 and July 27, 2000, by and between Spectra Systems Corporation and Westminster Park Partners.

10.5*	Phosphor Supply Agreement, dated January 1, 1999, by and between Spectra Systems Corporation and Technical Graphics, Inc.

10.6*†	Development and Sales Agreement, dated November 1999, by and between Spectra Systems Corporation and Comtec Information Systems, now known as Zebra Technologies Corporation.

10.7*†	ELF Supply Agreement, dated January 1, 2001, by and between Spectra Systems Corporation and Albany International Research Co.

10.8*†	License Agreement, dated as of November 7, 1997, by and between Spectra Systems Corporation and Albany International Research Co.

10.9*†	License and Supply Agreement, dated October 5, 2001, by and between Spectra Systems Corporation and Appleton Papers Inc.

10.10*	Agreement, dated December 7, 2001, by and between Spectra Systems Corporation and the United States Postal Service.

10.11*	License Agreement, dated March 2, 1994, by and between Spectra Systems Corporation and Brown University Research Foundation.

10.12*	First Amendment to License Agreement, dated as of January 26, 1999, by and between Spectra Systems Corporation and Brown University Research Foundation.

10.13*	First Amendment to License Agreement, dated as of April 15, 2002, by and between Spectra Systems Corporation and Brown University Research Foundation.

10.14*†	Agreement, dated March 8, 1999, by and between Spectra Systems Corporation and Crane & Co., Inc.

10.15*†	Marketing and Distribution Agreement, dated as of April 9, 2001, by and between Spectra Systems Corporation and Kleen-Tex Industries, Inc.

10.16*†	License Agreement, dated as of December 2002, by and among Spectra Systems Corporation, MediaSec Technologies LLC, and MediaSec Technologies GmbH.

10.17*†	Technology License and Supply Agreement, dated May 18, 2002, by and between Spectra Systems Corporation and De La Rue International Limited.

21	List of Subsidiaries.

23.1	Consent of Kirkpatrick & Lockhart LLP.

23.2	Consent of PricewaterhouseCoopers LLP, Independent Accountants, relating to Spectra Systems Corporation’s financial statements.

23.3	Consent of PricewaterhouseCoopers LLP, Independent Accountants, relating to Hunter Associates Laboratory, Inc.’s financial statements.

23.4	Consent of Goodwin Procter LLP.

*	To be filed by amendment.
†	To be subject of confidential treatment request.